UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended May 27, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from_____ to

Commission File Number: 0-12906



(Exact name of registrant as specified in its charter)

Delaware	**36-2096643**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

40W267 Keslinger Road, P.O. Box 393, LaFox, Illinois 60147-0393
(Address of principal executive offices)
Registrant's telephone number, including area code: (630) 208-2200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common stock, $0.05 Par Value	RELL	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

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Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐		Accelerated Filer	☒
Non-Accelerated Filer	☐		Smaller reporting company	☐
Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☒ No

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of November 26, 2022 was approximately $310.2 million.

As of July 25, 2023, there were outstanding 12,184,674 shares of Common Stock, $0.05 par value and 2,051,488 shares of Class B Common Stock, $0.05 par value, which are convertible into Common Stock of the registrant on a one-for-one basis.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the Annual Meeting of Stockholders scheduled to be held October 10, 2023, which will be filed pursuant to Regulation 14A, are incorporated by reference in Part III of this report. Except as specifically incorporated herein by reference, the above mentioned Proxy Statement is not deemed filed as part of this report.

Auditor Firm ID: 00243	Auditor Name: BDO USA, P.A.	Auditor Location: Chicago, IL, USA

TABLE OF CONTENTS

Forward Looking Statements

Certain statements in this report may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. The terms "may", "should", "could", "anticipate", "believe", "continues", "estimate", "expect", "intend", "objective", "plan", "potential", "project" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. These statements are based on management's current expectations, intentions or beliefs and are subject to a number of factors, assumptions and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause or contribute to such differences or that might otherwise impact the business include the risk factors set forth in Item 1A of this Form 10-K. We undertake no obligation to update any such factor or to publicly announce the results of any revisions to any forward-looking statements contained herein whether as a result of new information, future events or otherwise.

In addition, while we do, from time to time, communicate with securities analysts, it is against our policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, stockholders should not assume that we agree with any statement or report issued by any analyst irrespective of the content of the statement or report. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not our responsibility.

ITEM 1. Business

General

Richardson Electronics, Ltd. (the "Company", "we", "our") is a leading global manufacturer of engineered solutions, power grid and microwave tubes and related consumables; power conversion and RF and microwave components; high-value replacement parts, tubes and service training for diagnostic imaging equipment; and customized display solutions. Nearly 60% of our products are manufactured in LaFox, Illinois, Marlborough, Massachusetts or Donaueschingen, Germany, or by one of our manufacturing partners throughout the world. All our partners manufacture to our strict specifications and per our supplier code of conduct. We serve customers in the alternative energy, healthcare, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company's strategy is to provide specialized technical expertise and "engineered solutions" based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics and aftermarket technical service and repair through its global infrastructure.

Our fiscal year 2023 began on May 29, 2022 and ended on May 27, 2023, our fiscal year 2022 began on May 30, 2021 and ended on May 28, 2022 and our fiscal year 2021 began on May 31, 2020 and ended on May 29, 2021. Unless otherwise noted, all references to a particular year in this document shall mean the fiscal year for such period.

COVID-19 Update

While the immediate impacts of the COVID-19 pandemic have been assessed, the long-term effects of the disruption, including supply chain disruption, and resulting impact on the global economy and capital markets remain unpredictable, and depend on future developments, such as the possible resurgence of the virus, variant strains of the virus, vaccine availability and effectiveness, and future government actions in response to the crisis. The residual impact of the COVID-19 pandemic and its effects on supply chains and general economic conditions continues to evolve. The COVID-19 pandemic and its residual negative impact on general economic conditions has had and continues to have a negative effect on our business, results of operations, cash flows, gross margins as a percentage of net sales (particularly within our Canvys segment). While the Company did not experience sales declines during fiscal year 2023 as a direct result of the pandemic, the residual economic impact from the pandemic continued to negatively impact our gross margins as a percentage of net sales in our Canvys segment.

It is likely that the pandemic will continue to affect our business for an indeterminable period of time due to the impact on the global economy, including with respect to transportation networks and supply chains, the availability of raw materials, production efforts and customer demand for our products. We have experienced and continue to experience component delays which negatively impact our product development schedule.

Management continues to monitor the impact of global economic factors on its financial condition, liquidity, operations, suppliers, industry and workforce. Our ability to predict and respond to future changes resulting from the Covid pandemic is uncertain. Even after the Covid pandemic fully subsides, there may be continued long-term effects on our business practices and customers in economies in which we operate that could severely disrupt our operations and could have a material adverse effect on our business, results of operations, cash flows and financial condition. As we cannot predict the duration, scope or severity of the Covid pandemic, the negative financial impact to our results cannot be reasonably estimated and could be material.

Government Regulations

We are subject to a variety of federal, state, local and foreign laws and regulatory requirements relating to our operations. These laws and regulations, which differ among jurisdictions, include, among others, those related to financial and other disclosures, accounting standards, privacy and data protection, cybersecurity, intellectual property, corporate governance, tax, trade, antitrust, employment, import/export, anti-corruption, and environmental regulatory compliance. Expenditures relating to such regulations are made in the ordinary course of our business and do not represent material expenditures and we further do not currently expect that compliance with such laws will require us to make material additional expenditures, however, there is no assurance that existing or future laws and regulations applicable to our operations, products, and services will not have a material adverse effect on our business.

Among others, we are subject to a variety of data protection laws that change frequently and have requirements that vary from jurisdiction to jurisdiction. We are subject to significant compliance obligations under privacy laws such as the General Data Protection Regulation in the European Union and an expanding list of comprehensive state privacy and/or cybersecurity laws in the United States. Failure to comply with these laws and regulations subjects us to potential regulatory enforcement activity, fines, private litigation including class actions, reputational impacts, and other costs. Our efforts to comply with privacy and data security laws and regulations complicate our operations and add to our costs.

We are also subject to various domestic and international export, trade and anti-corruption laws, such as include the Arms Export Control Act, the International Traffic in Arms Regulations ("ITAR"), the Export Administration Regulations ("EAR"), anti-money laundering laws and regulations and the trade and trade sanctions laws and regulations administered by the Office of the United States Trade Representative and the United States Department of the Treasury's Office of Foreign Assets Control. Violations of these laws and regulations may result in severe criminal or civil sanctions and penalties.

Our operations also are subject to numerous laws and regulations governing health and safety aspects of our operations, or otherwise relating to environmental protection. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of remedial or corrective action requirements, and the imposition of injunctions to prohibit certain activities or force future compliance.

For more information on risks related to the laws and regulations to which we are subject, see the relevant discussions throughout "Item 1A, Risk Factors" of this Annual Report on Form 10-K.

Geography

We currently have operations in the following major geographic regions: North America, Asia/Pacific, Europe and Latin America. Selected financial data attributable to each segment and geographic region for fiscal 2023, fiscal 2022 and fiscal 2021 is set forth in Note 10, *Segment and Geographic Information*, of the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K.

Business Segments

The Company began reporting the results for its new Green Energy Solutions ("GES") segment in the first quarter of fiscal 2023 due to its focus on power applications that support the green energy market. The GES segment has been carved out of our existing Power and Microwave Technologies ("PMT") segment. Accordingly, the Company is reporting its financial performance based on four operating and reportable segments for fiscal 2023. The results for fiscal 2022 and fiscal 2021 presented herein were adjusted to reflect the presentation of the new GES segment separately from the PMT segment.

The four operating and reportable segments for fiscal 2023, fiscal 2022 and fiscal 2021 are defined as follows:

Power and Microwave Technologies

Power and Microwave Technologies combines our core engineered solutions capabilities, power grid and microwave tube business with new disruptive RF, Wireless and Power technologies. As a designer, manufacturer, technology partner and authorized distributor, PMT's strategy is to provide specialized technical expertise and engineered solutions based on our core engineering and manufacturing capabilities on a global basis. We provide solutions and add value through design-in support, systems integration, prototype design and manufacturing, testing, logistics and aftermarket technical service and repair—all through our existing global infrastructure. PMT's focus is on products for power, RF and microwave applications for customers in 5G, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. PMT focuses on various applications including broadcast transmission, CO_2 laser cutting, diagnostic imaging, dielectric and induction heating, high energy transfer, high voltage switching, plasma, power conversion, radar and radiation oncology. PMT also offers its customers technical services for both microwave and industrial equipment.

PMT represents leading manufacturers of electron tubes and RF, Microwave and power components used in semiconductor manufacturing equipment, RF and wireless and industrial power applications. Among the suppliers

PMT supports are Amperex, CDE, CPI, Draloric, Eimac, General Electric, Hitachi, Jennings, L3, MACOM, National, NJRC, Ohmite, Qorvo, Thales, Toshiba and Vishay.

PMT's inventory levels reflect our commitment to maintain an inventory of a broad range of products for customers who are buying products for replacement of components used in critical equipment and designing in new technologies. PMT also sells a number of products representing trailing edge technology. While the market for these trailing edge technology products is declining, PMT is increasing its market share. PMT often buys products it knows it can sell ahead of any supplier price increases and extended lead times. As manufacturers for these products exit the business, PMT has the option to purchase a substantial portion of their remaining inventory.

PMT has distribution agreements with many of its suppliers; most of these agreements provide exclusive distribution rights that often include global coverage. The agreements are typically long term, and usually contain provisions permitting termination by either party if there are significant breaches that are not cured within a reasonable period. Although some of these agreements allow PMT to return inventory periodically, others do not, in which case PMT may have obsolete inventory that they cannot return to the supplier.

PMT's suppliers provide warranty coverage for the products and allow return of defective products, including those returned to PMT by its customers. For information regarding the warranty reserves, see Note 3, *Significant Accounting Policies and Disclosures*, of the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K.

In addition to third party products, we sell proprietary products principally under certain trade names we own including *Amperex®*, *Cetron®* and *National®*. Our proprietary products include thyratrons and rectifiers, power tubes, ignitrons, magnetrons, phototubes, microwave generators, Ultracapacitor modules and liquid crystal display monitors. The materials used in the manufacturing process consist of glass bulbs and tubing, nickel, stainless steel and other metals, plastic and metal bases, ceramics and a wide variety of fabricated metal components. These materials are generally readily available, but some components may require long lead times for production, and some materials are subject to shortages or price fluctuations based on supply and demand.

Green Energy Solutions

Green Energy Solutions combines our key technology partners and engineered solutions capabilities to design and manufacture innovative products for the fast-growing energy storage market and power management applications. As a designer, manufacturer, technology partner and authorized distributor, GES's strategy is to provide specialized technical expertise and engineered solutions using our core design engineering and manufacturing capabilities on a global basis. We provide solutions and add value through design-in support, systems integration, prototype design and manufacturing, testing, logistics and aftermarket technical service and repair—all through our existing global infrastructure. GES's focus is on products for numerous green energy applications such as wind, solar, hydrogen and Electric Vehicles, and other power management applications that support green solutions such as synthetic diamond manufacturing.

Canvys

Canvys provides customized display solutions serving the corporate enterprise, financial, healthcare, industrial and medical original equipment manufacturers markets. Our engineers design, manufacture, source and support a full spectrum of solutions to match the needs of our customers. We offer long term availability and proven custom display solutions that include touch screens, protective panels, custom enclosures, All-In-One computers, specialized cabinet finishes and application specific software packages and certification services. We partner with both private label manufacturing companies and leading branded hardware vendors to offer the highest quality display and touch solutions and customized computing platforms.

We have long-standing relationships with key component and finished goods manufacturers and several key ISO 9001 and ISO 13485 certified Asian display manufacturers that manufacture products to our specifications. We believe supplier relationships, combined with our engineering design and manufacturing capabilities and private label partnerships, allow us to maintain a well-balanced and technologically advanced offering of customer specific display solutions.

Healthcare

Healthcare manufactures, repairs, refurbishes and distributes high value replacement parts and equipment for the healthcare market including hospitals, medical centers, asset management companies, independent service organizations and multi-vendor service providers. Products include diagnostic imaging replacement parts for CT and MRI systems; replacement CT and MRI tubes; CT service training; MRI coils, cold heads and RF amplifiers; hydrogen thyratrons, klystrons, magnetrons; flat panel detector upgrades; pre-owned CT systems; and additional replacement solutions currently under development for the diagnostic imaging service market. Through a combination of newly developed products and partnerships, service offerings and training programs, we believe we can help our customers improve efficiency while lowering the cost of healthcare delivery.

Sales and Product Management

We have employees, as well as authorized representatives who are not our employees, selling our products primarily in regions where we do not have a direct sales presence.

We offer various credit terms to qualifying customers as well as cash in advance and credit card terms. We establish credit limits for each customer and routinely review delinquent and aging accounts.

Distribution

We maintain over 100,000 part numbers in our product inventory database and we estimate that more than 90% of orders received by 6:00 p.m. local time are shipped complete the same day for stock product. Customers can access our products on our websites, www.rell.com, www.rellhealthcare.com, www.canvys.com, www.rellpower.com, www.relltubes.com and www.rellaser.com, through electronic data interchange, or by telephone. Customer orders are processed by our regional sales offices and supported primarily by one of our distribution facilities in LaFox, Illinois; Fort Mill, South Carolina; Amsterdam, Netherlands; Marlborough, Massachusetts; Donaueschingen, Germany; or Singapore, Singapore. We also have satellite warehouses in Sao Paulo, Brazil; Shanghai, China; Bangkok, Thailand; and Hook, United Kingdom. Our data processing network provides on-line, real-time interconnection of all sales offices and central distribution operations, 24 hours per day, seven days per week. Information on stock availability, pricing in local currency, cross-reference information, customers and market analyses are obtainable throughout the entire distribution network. The content of our websites is not deemed to be incorporated by reference in this report filed with the Securities and Exchange Commission.

International Sales

During fiscal 2023, we made approximately 58% of our sales outside the United States. We continue to pursue new international sales to further expand our geographic reach.

Major Customers

Sales to one customer in our PMT segment totaling $31.2 million accounted for 12 percent of the Company's consolidated net sales in fiscal 2023. No one customer accounted for more than 10 percent of the Company's consolidated net sales for fiscal 2022 and fiscal 2021. See Note 10, *Segment and Geographic Information*, of the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for further information.

Human Capital Resources

Recruitment & Staffing

The future success of our Company depends on our ability to attract, hire, motivate, retain and further develop top talent, including highly skilled technical, management and sales personnel. The skills, experience and industry knowledge of our employees significantly benefit our operations and performance. Competition for such personnel is intense and the salary, benefits and other costs to employ the right personnel may impact our results and performance.

As of May 27, 2023, we employed 485 individuals, which included 451 full-time individuals and 34 part-time individuals. Of these, 329 full-time and 15 part-time were in the United States and 122 full-time and 19 part-time were located internationally. All of our employees are non-union.

The Company offers employees a competitive compensation program, designed to recognize and reward both individual and company performance, which includes a base pay, variable compensation programs, and health, well being and retirement programs to meet the needs of our employees.

Diversity, Equity, Inclusion & Belonging

We are an international company with offices and personnel located around the world. We understand, respect, and value the similarities as well as the differences of our employees. Our human capital is a critical asset that enables us to serve and support our global customer base. Our effectiveness in maximizing the talents of people of different backgrounds, experiences, and perspectives is key to our continued global success. Fostering, cultivating, and preserving a culture of diversity, equity, inclusion, and belonging is a key priority for the Company. We seek to embrace and encourage our employees' differences in age, disability, ethnicity, family or marital status, gender identity or expression, language, national origin, physical and mental ability, political affiliation, race, religion, sexual orientation, socio-economic status, veteran status, and other characteristics that make our employees unique.

Management has identified Diversity, Equity, Inclusion, and Belonging ("DEI&B") as a priority for our Company. Significant positive change requires careful planning, leadership, resources, and coordination. The Company established a DEI&B committee to plan and implement changes to achieve our goal of being a more diverse and inclusive organization. The DEI&B committee has been charged with making recommendations about how we, as a company, can promote and act upon the Company's initiatives in this area. The committee will identify priorities based on employee input and incorporate these into the Company's strategic plans, work to establish accountability and methods of measuring our progress and provide appropriate communications about our plans and achievements to our stakeholders. To date, DEI&B initiatives have focused on the following:

- Expanded the Board of Directors to include a female director
- Increased DEI&B awareness throughout the Company through education and involvement
- Added socially responsible funds to our 401K Plan
- Providing regular training, communication, activities, and surveys regarding DEI&B matters to our employees

Website Access to SEC Reports

We maintain an Internet website at www.rell.com. Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 are accessible through our website, free of charge, as soon as reasonably practicable after these reports are filed electronically with the Securities and Exchange Commission. Interactive Data Files pursuant to Rule 405 of Regulation S-T, of these filing dates, formatted in Extensible Business Reporting Language ("XBRL") are accessible as well. To access these reports, go to our website at www.rell.com. Information relating to our corporate governance, including our Code of Conduct (including any related amendments or waivers) and information concerning our executive officers, directors and Board committees (including committee charters) is also available on our website. The foregoing information regarding our website is provided for convenience and the content of our website is not deemed to be incorporated by reference in this report filed with the Securities and Exchange Commission. Additionally, the SEC maintains an internet site through which our reports, proxy and information statements and our other SEC filings can be located; the address of that site is http://www.sec.gov.

ITEM 1A. Risk Factors

Investors should carefully consider the following risk factors in addition to the other information included and incorporated by reference in this Annual Report on Form 10-K that we believe are applicable to our businesses and the industries in which we operate. While we believe we have identified the key risk factors affecting our businesses, there may be additional risks and uncertainties that are not presently known or that are not currently believed to be significant that may adversely affect our results of operations.

Business and Operational Risks

We may not achieve our plan for sales growth and margin targets.

We have established both margin and expense targets to grow our sales with new and existing customers. If we do not achieve our growth objectives, the complexity of our global infrastructure makes it difficult to leverage our fixed cost structure to align with the size of our operations. Factors that could have a significant effect on our ability to achieve these goals include the following:

- Failure to achieve our sales and margin growth objectives in our product lines and business units;

- Failure to implement or properly execute our growth strategies, including failures to identify, consummate and successfully integrate acquisitions and/or other opportunities to diversify, extend and expand our business;

- Declining gross margin reflecting competitive pricing pressures or product mix; and

- Limitations on our ability to leverage our support-function cost structure while maintaining an adequate structure to achieve our growth objectives.

We have historically incurred significant charges for inventory obsolescence and may incur similar charges in the future.

We maintain significant inventories in an effort to ensure that customers have a reliable source of supply. Our products generally support industrial machinery powered by tube technology. As technology evolves and companies replace this capital equipment, the market for our products potentially declines. In addition, the market for many of our other products changes rapidly resulting from the development of new technologies, evolving industry standards, frequent new product introductions by some of our suppliers and changing end-user demand, which can contribute to the decline in value or obsolescence of our inventory. We do not have many long-term supply contracts with our customers. If we fail to anticipate the changing needs of our customers or we do not accurately forecast customer demand, our customers may not place orders with us, and we may accumulate significant inventories of products that we may be unable to sell or return to our vendors. This may result in a decline in the value of our inventory.

We face competitive pressures that could have a material adverse effect on our business.

Our overall competitive position depends on a number of factors including price, engineering capability, vendor representation, product diversity, lead times and the level of customer service. There are very few vacuum tube competitors in the markets we serve. There are also a limited number of Chinese manufacturers whose ability to produce vacuum tubes has progressed over the past several years. The most significant competitive risk comes from technical obsolescence. Canvys faces many competitors in the markets we serve. Increased competition may result in price reductions, reduced margins or a loss of market share, any of which could materially and adversely affect our business, operating results and financial condition. As we expand our business and pursue our growth initiatives, we may encounter increased competition from current and/or new competitors. Our failure to maintain and enhance our competitive position could have a material adverse effect on our business.

We are dependent on a limited number of vendors to supply us with essential products. Disruptions to the supply chain could adversely impact our business.

The products we supply are currently produced by a relatively small number of manufacturers. One of our suppliers represented 11% of our total cost of sales during fiscal year 2023. Our success depends, in large part, on maintaining current vendor relationships and developing new relationships. To the extent that our significant suppliers are unwilling or unable to continue to do business with us, extend lead times, limit supplies due to capacity constraints or other factors, there could be a material adverse effect on our business.

Further, as a result of COVID-19 and its effects, we experienced some residual COVID-19 related component delays impacting new product development schedules. The global markets have generally suffered, and are continuing to suffer, from material disruptions to certain supply chains. Changes in our relationships with suppliers, shortages in availability of materials, production delays, regulatory restrictions, public health crises, or other supply chain disruptions, whether due to our suppliers or customers, could have a material adverse effect on our operations and results. Increases in the costs of supplies could result in manufacturing interruptions, delays, inefficiencies or our inability to market products. In addition, our profit margins would decrease if prices of purchased raw materials, component parts or finished goods increase and we are unable to pass on those increases to our customers. As various locations have seen recovery from COVID-19, there have been increases in demand, which have, in turn, created significant disruption to the global supply chain. These disruptions have been further exacerbated by other events and conditions, including the conflict between Russia and Ukraine, which have adversely affected our ability to receive goods on a timely basis and increased our material costs. Short-term or sustained increases in market demand may exceed our suppliers' production capacity or otherwise strain our supply chain. Our failure, or our suppliers' failure, to meet the demand for raw materials and components could adversely affect our business and results of operations. Further disruptions to the supply chain because of the COVID-19 pandemic and its continuing residual impact, or other world or domestic events could materially adversely impact our operations and business. While we actively monitor and take steps to mitigate supply chain risk, there can be no assurance that our mitigation plans will prevent disruptions that may arise from shortages of materials that we use in the production of our products.

We rely heavily on information technology systems that, if not properly functioning, could materially adversely affect our business.

We rely on our information technology systems to process, analyze and manage data to facilitate the purchase, manufacture, and distribution of our products, as well as to receive, process, bill and ship orders on a timely basis. A significant disruption or failure in the design, operation, security or support of our information technology systems could significantly disrupt our business.

Our information technology systems may be subject to cyber attacks, security breaches, computer hacking, as well as other damage, disruptions or shutdowns. Experienced computer programmers and hackers may be able to penetrate our security controls and misappropriate or compromise sensitive personal, proprietary or confidential information, create system disruptions or cause shutdowns. They also may be able to develop and deploy viruses, worms and other malicious software programs that attack our systems or otherwise exploit any security vulnerabilities. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords or other information in order to gain access to our customers' data or our data, including our intellectual property and other confidential business information, employee information or our information technology systems. Our systems and the data stored on those systems may also be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors or other similar events that could negatively affect our systems and its data, as well as the data of our business partners. Further, third parties, such as hosted solution providers, that provide services to us, could also be a source of security risk in the event of a failure of their own security systems and infrastructure.

We have experienced cybersecurity incidents in the past, but none of these incidents, individually or in the aggregate, has had a material adverse effect on our business, reputation, operations or products. The Company implemented various information technology protections designed to detect and reduce cybersecurity incidents, although there can be no assurance that our protections will be successful. The Company also regularly evaluates its protections against cybersecurity incidents, including in response to specific threats and as part of the Company's information security program. There can be no assurance, however, that the Company will be able to prevent or remediate all future cybersecurity incidents or that the cost associated with responding to any such incident or impact of such incident will not be significant or material. Further, our remediation efforts may not be successful and could result in interruptions, delays or cessation of service, and loss of existing or potential suppliers or customers. In addition, breaches of our security measures and the unauthorized dissemination of sensitive personal, proprietary or confidential information about us, our business partners or other third parties could expose us to significant potential liability and reputational harm. As threats related to cyber attacks develop and grow, we may also find it necessary to make further investments to protect our data and infrastructure, which may impact our profitability. As a global enterprise, we could also be negatively impacted by existing and proposed laws and regulations, as well as government policies and practices related to cybersecurity, privacy, data localization and data protection.

Our products may be found to be defective, or our services performed may result in equipment or product damage and, as a result, warranty and/or product liability claims may be asserted against us.

We sell many of our components at prices that are significantly lower than the cost of the equipment or other goods in which they are incorporated. Because a defect or failure in a product could give rise to failures in the equipment that incorporates them, we may face claims for damages that are disproportionate to the revenues and profits we receive from the components involved in the claims. While we typically have provisions in our agreements with our suppliers that hold the supplier accountable for defective products, and we and our suppliers generally exclude consequential damages in our standard terms and conditions, our ability to avoid such liabilities may be limited as a result of various factors, including the inability to exclude such damages due to the laws of some of the countries where we do business. Our business could be adversely affected as a result of a significant quality or performance issues in the components sold by us if we are required to pay for the damages. Although we have product liability insurance, such insurance is limited in coverage and amount.

Substantial defaults by our customers on our accounts receivable or the loss of significant customers could have a significant negative impact on our business.

We extend credit to our customers. The failure of a significant customer or a significant group of customers to timely pay all amounts due could have a material adverse effect on our financial condition and results of operations. The extension of credit involves considerable judgment and is based on management's evaluation of factors that include such things as a customer's financial condition, payment history and the availability of collateral to secure customers' receivables. The risks associated with extending credit to our customers could be exacerbated by economic weakness and market disruption.

Failure to successfully implement our growth initiatives, or failure to realize the benefits expected from these initiatives if implemented, may create ongoing operating losses or otherwise adversely affect our business, operating results and financial condition.

Our growth strategy focuses on expanding our Green Energy Solutions, our healthcare and our power conversion businesses. We may be unable to implement our growth initiatives or strategic priorities or reach profitability in the near future or at all, due to many factors, including factors outside of our control. We also cannot be certain that executing on our strategy will generate the benefits we expect. If we fail to execute successfully on our strategic priorities, if we pursue strategic priorities that prove to be unsuccessful, or if our investments in these growth initiatives do not yield anticipated returns for any reason, our business, financial position, results of operations and cash flows may be materially and adversely affected.

We may not be successful in identifying, consummating and integrating future acquisitions, if any.

We may not be able to identify attractive acquisition candidates or complete the acquisition of identified candidates at favorable prices and upon advantageous terms. Also, acquisitions are accompanied by risks, such as potential exposure to unknown liabilities and the possible loss of key employees and customers of the acquired business. In addition, we may not obtain the expected benefits or cost savings from acquisitions. Acquisitions are subject to risks associated with financing the acquisition, and integrating the operations, personnel and systems of the acquired businesses. If any of these risks materialize, they may result in disruptions to our business and the diversion of management time and attention, which could increase the costs of operating our existing or acquired businesses or negate the expected benefits of the acquisitions.

Economic weakness and uncertainty and other challenges could adversely affect our revenues and gross margins.

Our revenues and gross profit margins depend significantly on global economic conditions, the demand for our products and services and the financial condition of our customers. Economic weakness and uncertainty have in the past, and may in the future, result in decreased revenues and gross profit margins. Economic uncertainty also makes it more difficult for us to forecast overall supply and demand with a great deal of confidence. Financial turmoil affecting the banking system and financial markets could result in tighter credit markets and lower levels of liquidity in some financial markets. The effects of a tightened credit environment could include the insolvency of key vendors or their inability to obtain credit to finance development and/or manufacture products resulting in product delays as well as the inability of customers to obtain credit to finance operations and/or customer insolvencies. Spending and the timing thereof by our customers may have a significant impact on our results and, where such spending is delayed or canceled, it could have a material negative impact on our operating results. Current global economic conditions remain uncertain and challenging. Weakness in the markets in which we operate could negatively impact our revenue and operating expenses, and consequently have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will continue recovery in the near future; nor is there any assurance that worldwide economic volatility will not continue or worsen.

Further, challenges in the supply chain and disruptions in our logistics capability could further negatively impact our gross profit margins. See "We are dependent on a limited number of vendors to supply us with essential products. Further, disruptions to the supply chain could adversely impact our business" and "Major disruptions to our logistics capability or to the operations of our key vendors or customers could have a material adverse impact on our operations."

Prolonged periods of inflation could increase costs, have an adverse effect on general economic conditions and impact consumer spending, which could impact our profitability and have a material adverse effect on our business and results of operations.

Inflation has risen on a global basis and the United States has recently experienced historically high levels of inflation. If the inflation rate continues to increase, it can also push up the costs of labor and other expenses. There is no assurance that our revenues will increase at the same rate to maintain the same level of profitability. Inflation and government efforts to combat inflation, such as raising the benchmark interest rate, could increase market volatility and have an adverse effect on the financial market and general economic conditions. Such adverse conditions could negatively impact demand for our products, which could adversely affect our profitability, results of operations and cash flow.

Our business and results of operations are subject to a broad range of uncertainties arising out of world and domestic events.

Global and regional economic uncertainty continues to exist, including uncertainty relating to the Covid pandemic and the Russian invasion of Ukraine. Our operations could be adversely affected by global or regional economic conditions if markets decline in the future, whether related to the Covid pandemic, the Russian invasion of Ukraine, higher inflation or interest rates, recession, natural disasters, impacts of and issues related to climate change, business disruptions, our ability to adequately staff operations or otherwise. Any future economic declines may result in decreased revenue, gross margins, earnings or growth rates or difficulty in managing inventory levels or collecting customer receivables. We also have experienced, and expect to continue to experience, increased competitive pricing pressure, raw material inflation and availability issues resulting in difficulties meeting customer demand. In addition, customer difficulties in the future could result from economic declines, the Covid pandemic, the cyclical nature of their respective businesses, such as in the oil and gas industry, or otherwise and, in turn, result in decreases in product demand, increases in bad debt write-offs, decreases in timely collection of accounts receivable and adjustments to our allowance for credit losses, resulting in material reductions to our revenues and net earnings.

Major disruptions to our logistics capability or to the operations of our key vendors or customers could have a material adverse impact on our operations.

We operate our global logistics services through specialized and centralized distribution centers. We depend on third party transportation service providers for the delivery of products to our customers. A major interruption or disruption in service at any of our distribution centers, or a disruption at the operations of any of our significant vendors or customers, for any reason, including reasons beyond our control (such as natural disasters, pandemics or other health crises (such as COVID-19), work stoppages, power loss, cyber attacks, incidents of terrorism or other significant disruptions of services from our third party providers) could cause cancellations or delays in a significant number of shipments to customers and, as a result, could have a severe impact on our business, operations and financial performance. Further, challenges within global logistics networks, including shortages of shipping containers, international port congestion, and trucking shortages and freight capacity constraints have resulted in delays in receiving key manufacturing components and increased order backlogs and transportation costs. Such logistical disruption may cause us to incur higher costs and may also result in longer lead times for our customers. Uncertainties related to the magnitude and duration of global supply chain disruptions have adversely affected, and may continue to adversely affect, our business. If we are unable to recover a substantial portion of the increase in material and transportation costs from our customers through price adjustments and/or surcharges, our business or results of operations could be adversely affected. We may also experience an increase in order cancellations if any such pricing actions are not accepted by our customers.

Risks Related to International Operations

International operations represent a significant percentage of our business and present a variety of risks that could impact our results.

Because we source and sell our products worldwide, our business is subject to risks associated with doing business internationally. These risks include the costs and difficulties of managing foreign entities, limitations on the repatriation and investment of funds, cultural differences that affect customer preferences and business practices, unstable political or economic conditions, geopolitical risks and demand or supply reactions from events that could include political crises and conflict (such as the Russian invasion of Ukraine), war, a major terrorist attack, natural disasters, actual or threatened public health emergencies (such as COVID-19, including virus variants and resurgences and responses to those developments such as continued or new government-imposed lockdowns and travel restrictions), trade protection measures and import or export licensing requirements, monetary policy, inflation, economic growth, recession, commodity prices, currency volatility, currency controls, and changes in tax laws.

We also face exposure to fluctuations in foreign currency exchange rates because we conduct business outside of the United States. Price increases caused by currency exchange rate fluctuations may make our products less competitive or may have an adverse effect on our margins. Our international revenues and expenses generally are derived from sales and operations in currencies other than the U.S. dollar. Accordingly, when the U.S. dollar strengthens in relation to the base currencies of the countries in which we sell our products, our U.S. dollar reported net revenue and income would decrease. We currently do not engage in any currency hedging transactions. We cannot predict whether foreign currency exchange risks inherent in doing business in foreign countries will have a material adverse effect on our operations and financial results in the future. Further, global economic conditions may cause volatility and disruptions in the capital and credit markets. Negative or uncertain financial and macroeconomic conditions may have a significant adverse impact on our sales, profitability and results of operations.

Financial Risks

There is a possible risk of identifiable intangible asset impairment, which could reduce the value of our assets and reduce our net income in the year in which the write-off occurs.

Our intangible assets could become impaired, which could reduce the value of our assets and reduce our net income in the year in which the write-off occurs. We ascribe value to certain intangible assets which consist of customer lists and trade names resulting from acquisitions. An impairment charge on intangible assets would be incurred in the event that the fair value of the intangible assets is less than their current carrying values. We evaluate whether events have occurred that indicate all, or a portion, of the carrying amount of intangible assets may no longer be recoverable. If this is the case, an impairment charge to earnings would be necessary.

Our indebtedness and restrictive covenants under our credit facility could limit our operational and financial flexibility.

We may incur indebtedness in the future under our credit facility with PNC Bank NA. Our ability to make interest and scheduled principal payments on any such indebtedness and operate within restrictive covenants could be adversely impacted by changes in the availability, terms and cost of capital, changes in interest rates or changes in our credit ratings or our outlook. These changes could increase our cost of business, limiting our ability to pursue acquisition opportunities, react to market conditions and meet operational and capital needs, thereby placing us at a competitive disadvantage.

Legal and Regulatory Risks

We may be subject to intellectual property rights claims, which are costly to defend, could require payment of damages or licensing fees, and/or could limit our ability to use certain technologies in the future.

Substantial litigation and threats of litigation regarding intellectual property rights exist in the display systems and electronics industries. From time to time, third parties, including certain companies in the business of acquiring patents with the intention of aggressively seeking licensing revenue from purported infringers, have asserted and may in the future assert patent and/or other intellectual property rights to technologies that are important to our business. In any dispute involving products that we have sold, our customers could also become the target of litigation. We are obligated in many instances to indemnify and defend our customers if the products we sell are alleged to infringe any third party's intellectual property rights. In some cases, depending on the nature of the claim, we may be able to seek indemnification from our suppliers for our self and our customers against such claims, but there is no assurance that we will be successful in obtaining such indemnification or that we are fully protected against such claims. Any infringement claim brought against us, regardless of the duration, outcome or size of damage award, could result in substantial cost, divert our management's attention, be time consuming to defend, result in significant damage awards, cause product shipment delays, or require us to enter into royalty or other licensing agreements. See Note 11, *Risks and Uncertainties*, of the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for further information regarding specific legal matters related to our patents.

Additionally, if an infringement claim is successful, we may be required to pay damages or seek royalty or license arrangements which may not be available on commercially reasonable terms. The payment of any such damages or royalties may significantly increase our operating expenses and harm our operating results and financial condition. Also, royalty or license arrangements may not be available at all. We may have to stop selling certain products or certain technologies, which could affect our ability to compete effectively.

Potential lawsuits, with or without merit, may divert management's attention, and we may incur significant expenses in our defense. In addition, we may be required to pay damage awards or settlements, become subject to injunctions or other equitable remedies, or determine to abandon certain lines of business, that may cause a material adverse effect on our results of operations, financial position and cash flows.

We may incur substantial operational costs or be required to change our business practices to comply with data privacy and data protection laws and regulations around the world.

We are subject to many privacy and data protection laws and regulations in various jurisdictions, which continue to evolve rapidly. The EU's General Data Protection Regulation ("GDPR") includes operational requirements for companies that receive or process personal data of residents of the European Union, including more robust documentation requirements for data protection compliance programs. Specifically, the GDPR imposes numerous privacy-related requirements for companies operating in the EU, including greater control for data subjects, increased data portability for EU consumers and data breach notification requirements.

Complying with the GDPR may cause us to incur substantial operational costs or require us to change our business practices in ways that we cannot currently predict. Despite our efforts to bring our practices into compliance with the GDPR, we may not be successful. Non-compliance could result in proceedings against us by governmental entities, customers, data subjects or others. Fines of up to 20 million euros or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, may be imposed for violations of certain of the GDPR's requirements.

In addition, several other jurisdictions in the U.S. and around the world have enacted privacy laws or regulations similar to GDPR. For instance, California enacted the California Consumer Privacy Act ("CCPA"), effective January 1, 2020 which gives consumers many of the same rights as those available under GDPR. Several laws similar to the CCPA have been proposed in the United States at both the federal and state level. The effects of, and costs incurred in connection with complying with, the GDPR, the CCPA and other data privacy laws and regulations may be significant and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. Any actual or perceived failures to comply with the GDPR, the CCPA or other data privacy laws or regulations, or related contractual or other obligations, or any perceived privacy rights violation, could lead to investigations, claims and proceedings by governmental entities and private parties, damages for contract breach, and other significant costs, penalties and other liabilities, as well as harm to our reputation and market position.

Our international sales and operations are subject to applicable laws relating to trade, export controls and foreign corrupt practices, the violation of which could adversely affect our operations.

We are subject to applicable export control laws and regulations of the United States and other countries. United States laws and regulations applicable to us include the Arms Export Control Act, the International Traffic in Arms Regulations ("ITAR"), the Export Administration Regulations ("EAR"), anti-money laundering laws and regulations and the trade and trade sanctions laws and regulations administered by the Office of the United States Trade Representative and the United States Department of the Treasury's Office of Foreign Assets Control. The import and export of our products are subject to international trade agreements, the modification or repeal of which could impact our business. The U.S. government agencies responsible for administering EAR and ITAR have significant discretion in the interpretation and enforcement of these regulations. Violations of these laws or regulations could result in significant additional sanctions including fines, more onerous compliance requirements, more extensive debarments from export privileges, loss of authorizations needed to conduct aspects of our international business and criminal penalties and may harm our ability to enter contracts with customers who have contracts with the U.S. government. A violation of the laws or the regulations enumerated above could materially adversely affect our business, reputation, financial condition and results of operations.

Ongoing changes to tariffs and trade relations may adversely affect our business.

Our international operations are subject to changing tariffs and developments in trade relations. The U.S. government has made statements and taken certain actions that have led to, and may in the future lead to, further changes to U.S. and international trade policies, including recently imposed tariffs affecting certain products exported by a number of U.S. trading partners, including China. For example, during 2018, the U.S. and China each imposed new tariffs, and announced further proposed tariffs, on various products imported from China and the U.S., respectively. Between July 2018 and September 2018, the Office of the United States Trade Representative imposed tariffs of 10% and 25% on three product lists totaling approximately $250 billion in Chinese imports. In May 2019, there was an announcement of the United States government's imposition of a 25% tariff on a range of products exported from China to the U.S. on or after May 10, 2019. These lists include some of our products.

Subsequently, in January 2020, the U.S. and China signed a "phase one" trade deal, accompanied by a U.S. decision to cancel a plan to increase tariffs on an additional list of Chinese products and to reduce the tariffs imposed on May 13, 2019 from 15% to 7.5% effective February 14, 2020. Currently, the majority of tariff exclusions granted have expired and many of the additional tariffs on Chinese origin goods remain, as do concerns over the stability of bilateral trade relations, particularly given the limited scope of the phase one agreement.

It is possible that further tariffs may be imposed on imports of our products, including by other countries, or that our business will be impacted by changing trade relations among countries. This may cause us to raise prices or make changes to our operations, any of which could adversely impact demand for our products, our costs, customers, suppliers and/or the United States economy or certain sectors thereof and, thus, to adversely impact our businesses and results of operations. Given the evolving nature of trade relations, the impact on our operations and results is uncertain and could be significant. We can provide no assurance that any strategies we implement to mitigate the impact of such tariffs or other trade actions will be successful. To the extent that our supply chain, costs, sales or profitability are negatively affected by the tariffs or other trade actions, our business, financial condition and results of operations may be materially adversely affected.

Ownership Risks

A single stockholder controls a majority of the Company's voting stock.

As of July 25, 2023, Edward J. Richardson, our Chairman, Chief Executive Officer and President, beneficially owned approximately 98% of the outstanding shares of our Class B common stock, representing approximately 62% of the voting power of the outstanding common stock. This share ownership permits Mr. Richardson to exert control over the outcome of stockholder votes, including votes concerning the election of directors, by-law amendments, possible mergers, corporate control contests and other significant corporate transactions.

General Risk Factors

Failure to attract and retain key skilled personnel could hurt operations.

Our success depends to a large extent upon the continued services of key management personnel, particularly Mr. Richardson. While we have employment contracts in place with several of our executive officers, we nevertheless cannot be assured that we will retain our key employees and the loss of service of any of these officers or key management personnel could have a material adverse effect on our business growth and operating results.

Our future success will require an ability to attract and retain qualified employees. Competition for such key personnel is intense and we cannot be assured that we will be successful in attracting and retaining such personnel. We cannot make assurances that key personnel will not depart in the future. Changes in the cost of providing employee benefits in order to attract and retain personnel, including changes in health care costs, could lead to increased costs in any of our operations.

If we fail to maintain an effective system of internal controls or discover material weaknesses in our internal controls over financial reporting, we may not be able to detect fraud or report our financial results accurately or timely.

An effective internal control environment is necessary for us to produce reliable financial reports and is an important part of our effort to prevent financial fraud. We are required to periodically evaluate the effectiveness of the design and operation of our internal controls over financial reporting. Based on these evaluations, we may conclude that enhancements, modifications or changes to internal controls are necessary or desirable. While management evaluates the effectiveness of our internal controls on a regular basis, these controls may not always be effective. There are inherent limitations on the effectiveness of internal controls, including fraud, collusion, management override and failure in human judgment. In addition, control procedures are designed to reduce rather than eliminate business risks.

If we fail to maintain an effective system of internal controls, or if management or our independent registered public accounting firm discovers material weaknesses in our internal controls, we may be unable to produce reliable financial reports or prevent fraud. In addition, we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission or NASDAQ. Any such actions could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

If we are deemed to be an investment company, we will be required to meet burdensome compliance requirements and restrictions on our activities.

We have had significant cash and investments. If we are deemed to be an "investment company" as defined under the Investment Company Act of 1940 (the "Investment Company Act"), the nature of our investments may be subject to various restrictions. We do not believe that our principal activities subject us to the Investment Company Act. If we are deemed to be subject to the Investment Company Act, compliance with required additional regulatory burdens would increase our operating expenses.

Evolving expectations around corporate responsibility practices, specifically related to environmental, social and governance ("ESG") matters, may expose us to reputational and other risks.

Investors, stockholders, customers, suppliers and other third parties are increasingly focusing on ESG and corporate social responsibility endeavors and reporting. Certain institutional investors, investment funds, other influential investors, customers, suppliers and other third parties are also increasingly focused on ESG practices. Companies that do not adapt to or comply with the evolving investor or stakeholder expectations and standards, or which are perceived to have not responded appropriately, may suffer from reputational damage and result in the business, financial condition and/or stock price of a company being materially and adversely affected. Further, this increased focus on ESG issues may result in new regulations and/or third-party requirements that could adversely impact our business, or certain shareholders reducing or eliminating their holdings of our stock. Additionally, an allegation or perception that the Company has not taken sufficient action in these areas could negatively harm our reputation.

Our stock price may be volatile.

Our stock price has fluctuated in the past and may experience declines in the future as a result of the volatile nature of the stock market, developments in our business and/or factors outside of our control including certain of the risk factors discussed in this report. Many factors may cause the market price for our common stock to change, including: (i) our operating results as compared to investors' expectations in any period, (ii) market perceptions concerning our future earnings prospects, (iii) adverse changes in general market conditions or economic trends and (iv) changes or events in our industry or the world, such as market reactions to public health issues (including the COVID-19 pandemic), natural disasters, changes in global, national, or regional economies, inflation, governmental policies, political unrest, military action and armed conflicts (such as the 2022 Russian invasion of Ukraine), terrorist activities, political and social turmoil, civil unrest and other crises.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 2. Properties

The Company owns one facility and leases 25 facilities. We own our corporate facility and largest distribution center, which is located on approximately 100 acres in LaFox, Illinois and consists of approximately 224,000 square feet of manufacturing, warehouse and office space. We maintain geographically diverse facilities because we believe this provides value to our customers and suppliers, and limits market risk and exchange rate exposure. We believe our properties are well maintained and adequate for our present needs. The extent of utilization varies from property to property and from time to time during the year.

Our facility locations, their primary use and segments served are as follows:

Location	Leased/Owned	Use	Segment
LaFox, Illinois *	Owned	Corporate/Sales/Distribution/Manufacturing	PMT/Canvys/Healthcare
Woodland Hills, California	Leased	Sales	PMT
Marlborough, Massachusetts	Leased	Sales/Distribution/Manufacturing	Canvys
Fort Mill, South Carolina	Leased	Sales/Distribution/Testing/Repair	Healthcare
Sao Paulo, Brazil	Leased	Sales/Distribution	PMT
Beijing, China	Leased	Sales	PMT
Nanjing, China	Leased	Sales	PMT
Shanghai, China	Leased	Sales/Distribution	PMT
Shenzhen, China	Leased	Sales	PMT
Brive, France	Leased	Sales	PMT
Paris, France	Leased	Sales	PMT
Donaueschingen, Germany	Leased	Sales/Distribution/Manufacturing	Canvys
Puchheim, Germany	Leased	Sales	PMT
Mumbai, India	Leased	Sales	PMT
Florence, Italy	Leased	Sales	PMT
Milan, Italy	Leased	Sales	PMT
Tokyo, Japan	Leased	Sales	PMT
Mexico City, Mexico	Leased	Sales	PMT
Amsterdam, Netherlands	Leased	Sales/Distribution/Manufacturing	PMT/Healthcare
Singapore, Singapore	Leased	Sales/Distribution	PMT
Seoul, South Korea	Leased	Sales	PMT
Taipei, Taiwan	Leased	Sales	PMT/Canvys
Bangkok, Thailand	Leased	Sales/Distribution	PMT
Dubai, United Arab Emirates	Leased	Sales/Testing	PMT
Hook, United Kingdom	Leased	Sales/Distribution/Testing/Repair	PMT
Lincoln, United Kingdom	Leased	Sales	PMT/Canvys

*   LaFox, Illinois is also the location of our corporate headquarters.

ITEM 3. Legal Proceedings

None.

PART II

ITEM 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Unregistered Sales of Equity Securities

None.

Share Repurchases

There were no share repurchases in fiscal 2023.

Dividends

Our quarterly dividend was $0.06 per common share and $0.054 per Class B common share. Annual dividend payments were approximately $3.3 million for fiscal 2023 and $3.2 million for fiscal 2022. All future payments of dividends are at the discretion of the Board of Directors. Dividend payments will depend on earnings, capital requirements, operating conditions and such other factors that the Board may deem relevant.

Common Stock Information

Our common stock is traded on the NASDAQ Global Select Market ("NASDAQ") under the trading symbol ("RELL"). There is no established public trading market for our Class B common stock. As of July 25, 2023, there were approximately 419 stockholders of record for the common stock and approximately 13 stockholders of record for the Class B common stock.

Effective June 26, 2023, the Company joined the 2023 Russell 3000® Index. Membership in the U.S. all-cap Russell 3000® Index remains in place for one year and includes the Company in the large-cap Russell 1000® Index and the small-cap Russell 2000® Index.

Performance Graph

The following graph compares the performance of our common stock for the periods indicated with the performance of the NASDAQ Composite Index, NASDAQ Electronic Components Index and the Russell Microcap Technology Index.

The NASDAQ Electronic Components Index will not be available for fiscal 2024 and accordingly is being replaced by the Russell Microcap Technology Index. This year's performance graph includes both the NASDAQ Electronic Components Index and the Russell Microcap Technology Index to facilitate the transition to the replacement index. The Russell Microcap Technology Index is a published industry index comprised of over 150 companies. Next year's performance graph will exclude the NASDAQ Electronic Components Index.

The graph assumes $100 invested on the last day of our fiscal year 2018, in our common stock, the NASDAQ Composite Index, NASDAQ Electronic Components Index and the Russell Microcap Technology Index. Total return indices reflect reinvestment of dividends at the closing stock prices at the date of the dividend declaration.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Richardson Electronics, Ltd., the NASDAQ Composite Index,
the NASDAQ Electronic Components Index and the Russell Microcap Technology Index



*$100 invested on 6/2/18 in stock or index, including reinvestment of dividends.
Fiscal year ending May 27.

ITEM 6. Reserved

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and related notes.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to assist the reader in better understanding our business, results of operations, financial condition, changes in financial condition, critical accounting policies and estimates and significant developments. MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes appearing elsewhere in this filing. This section is organized as follows:

- **Business Overview**

- **Results of Operations** - an analysis and comparison of our consolidated results of operations for the fiscal years ended May 27, 2023, May 28, 2022 and May 29, 2021, as reflected in our Consolidated Statements of Comprehensive Income.

- **Liquidity, Financial Position and Capital Resources** - a discussion of our primary sources and uses of cash for the fiscal years ended May 27, 2023, May 28, 2022 and May 29, 2021, and a discussion of changes in our financial position.

Business Overview

Richardson Electronics, Ltd. is a leading global manufacturer of engineered solutions, power grid and microwave tubes and related consumables; power conversion and RF and microwave components; high-value replacement parts, tubes and service training for diagnostic imaging equipment; and customized display solutions. Nearly 60% of our products are manufactured in LaFox, Illinois, Marlborough, Massachusetts or Donaueschingen, Germany, or by one of our manufacturing partners throughout the world. All our partners manufacture to our strict specifications and per our supplier code of conduct. We serve customers in the alternative energy, healthcare, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company's strategy is to provide specialized technical expertise and "engineered solutions" based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics and aftermarket technical service and repair through its global infrastructure.

Some of the Company's products are manufactured in China and are imported into the United States. The Office of the United States Trade Representative ("USTR") instituted additional 10% to 25% tariffs on the importation of a number of products into the United States from China effective July 6, 2018, with additional products added August 23, 2018 and September 24, 2018. These additional tariffs are a response to what the USTR considers to be certain unfair trade practices by China. A number of the Company's products manufactured in China are now subject to these additional duties of 25% when imported into the United States.

Management continues to work with its suppliers as well as its customers to mitigate the impact of the tariffs on our customers' markets. However, if the Company is unable to successfully pass through the additional cost of these tariffs, or if the higher prices reduce demand for the Company's products, it will have a negative effect on the Company's sales and gross margins.

The Company began reporting the results for its new Green Energy Solutions ("GES") segment in the first quarter of fiscal 2023 due to its focus on power applications that support the green energy market. The GES segment has been carved out of our existing Power and Microwave Technologies ("PMT") segment. Accordingly, the Company is reporting its financial performance based on four operating and reportable segments. The results for fiscal 2022 and fiscal 2021 presented herein were adjusted to reflect the presentation of the new GES segment separately from the PMT segment.

The Company's four operating and reportable segments for fiscal 2023, fiscal 2022 and fiscal 2021 are defined as follows:

Power and Microwave Technologies combines our core engineered solutions capabilities, power grid and microwave tube business with new disruptive RF, Wireless and Power technologies. As a designer, manufacturer, technology partner and authorized distributor, PMT's strategy is to provide specialized technical expertise and engineered solutions based on our core engineering and manufacturing capabilities on a global basis. We provide solutions and add value through design-in support, systems integration, prototype design and manufacturing, testing, logistics and aftermarket technical service and repair—all through our existing global infrastructure. PMT's focus is on products for power, RF and microwave applications for customers in 5G, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. PMT focuses on various applications including broadcast transmission, CO2 laser cutting, diagnostic imaging, dielectric and induction heating, high energy transfer, high voltage switching, plasma, power conversion, radar and radiation oncology. PMT also offers its customers technical services for both microwave and industrial equipment.

Green Energy Solutions combines our key technology partners and engineered solutions capabilities to design and manufacture innovative products for the fast-growing energy storage market and power management applications. As a designer, manufacturer, technology partner and authorized distributor, GES's strategy is to provide specialized technical expertise and engineered solutions using our core design engineering and manufacturing capabilities on a global basis. We provide solutions and add value through design-in support, systems integration, prototype design and manufacturing, testing, logistics and aftermarket technical service and repair—all through our existing global infrastructure. GES's focus is on products for numerous green energy applications such as wind, solar, hydrogen and Electric Vehicles, and other power management applications that support green solutions such as synthetic diamond manufacturing.

Canvys provides customized display solutions serving the corporate enterprise, financial, healthcare, industrial and medical original equipment manufacturers markets. Our engineers design, manufacture, source and support a full spectrum of solutions to match the needs of our customers. We offer long term availability and proven custom display solutions that include touch screens, protective panels, custom enclosures, All-In-One computers, specialized cabinet finishes and application specific software packages and certification services. Our volume commitments are lower than the large display manufacturers, making us the ideal choice for companies with very specific design requirements. We partner with both private label manufacturing companies and leading branded hardware vendors to offer the highest quality display and touch solutions and customized computing platforms.

Healthcare manufactures, repairs, refurbishes and distributes high value replacement parts and equipment for the healthcare market including hospitals, medical centers, asset management companies, independent service organizations and multi-vendor service providers. Products include diagnostic imaging replacement parts for CT and MRI systems; replacement CT and MRI tubes; CT service training; MRI coils, cold heads and RF amplifiers; hydrogen thyratrons, klystrons, magnetrons; flat panel detector upgrades; pre-owned CT systems; and additional replacement solutions currently under development for the diagnostic imaging service market. Through a combination of newly developed products and partnerships, service offerings and training programs, we believe we can help our customers improve efficiency while lowering the cost of healthcare delivery.

We currently have operations in the following major geographic regions: North America, Asia/Pacific, Europe and Latin America.

Results of Operations

Overview - Fiscal Year Ended May 27, 2023

- Fiscal 2023 and fiscal 2022 both contained 52 weeks.

- Net sales during fiscal 2023 were $262.7 million, up 16.9%, compared to net sales of $224.6 million during fiscal 2022.

- Gross margin was 31.9% of net sales during fiscal 2023, compared to 31.9% of net sales during fiscal 2022.

- Selling, general and administrative expenses were $58.7 million, or 22.4% of net sales, during fiscal 2023, compared to $55.7 million, or 24.8% of net sales, during fiscal 2022.

- Operating income during fiscal 2023 was $25.0 million, compared to an operating income of $16.0 million during fiscal 2022.

- Other income during fiscal 2023 was less than $0.1 million, compared to other expense of $0.2 million during fiscal 2022.

- Net income during fiscal 2023 was $22.3 million, compared to a net income of $17.9 million during fiscal 2022.

Net Sales and Gross Profit Analysis

Net sales by segment and percent change for fiscal 2023, fiscal 2022 and fiscal 2021 were as follows (*in thousands*):

Net Sales	FY 2023	FY 2022	FY 2021	FY23 vs. FY22 % Change	FY22 vs. FY21 % Change
PMT	$ 164,299	$ 155,445	$ 128,980	5.7%	20.5%
GES	47,596	22,611	8,300	110.5%	172.4%
Canvys	39,331	35,187	29,319	11.8%	20.0%
Healthcare	11,432	11,377	10,338	0.5%	10.1%
Total	$ 262,658	$ 224,620	$ 176,937	16.9%	26.9%

During fiscal 2023, consolidated net sales increased by 16.9% compared to fiscal 2022. Sales for PMT increased by 5.7%, GES sales increased by 110.5%. Canvys sales increased by 11.8% and Healthcare sales increased by 0.5%. The increase in PMT was mainly due to strong growth in the semi-wafer fabrication industry and the RF and microwave products for various applications. The increase in GES was primarily due to growth in related product sales to the wind turbine industry, as well as EV battery modules. The increase in Canvys was primarily due to strong sales in the North American market. The increase in Healthcare was primarily due to an increase in equipment sales.

During fiscal 2022, consolidated net sales increased by 26.9% compared to fiscal 2021. Sales for PMT increased by 20.5%, GES sales increased by 172.4%, Canvys sales increased by 20.0% and Healthcare sales increased by 10.1%. The increase in PMT was mainly due to strong growth from our Power and Microwave Group (PMG) technology partners in various applications including power management and 5G infrastructure, and increased revenue from our Semiconductor Wafer Fabrication Equipment customers buying engineered solutions. We also had strong growth in various Electron Device (EDG) product lines. The increase in GES was primarily due to components for power management applications and niche products for wind turbines. The increase in Canvys was primarily due to strong sales in the European and North American markets. The increase in Healthcare was primarily due to strong part sales and increase in demand for the ALTA750™ tubes.

Gross profit by segment and percent of segment net sales for fiscal 2023, fiscal 2022 and fiscal 2021 were as follows (*in thousands*):

Gross Profit	FY 2023		FY 2022		FY 2021	
PMT	$ 54,089	32.9%	$ 50,810	32.7%	$ 43,546	33.8%
GES	13,719	28.8%	7,231	32.0%	2,405	29.0%
Canvys	12,375	31.5%	11,252	32.0%	10,274	35.0%
Healthcare	3,506	30.7%	2,407	21.2%	2,600	25.1%
Total	$ 83,689	31.9%	$ 71,700	31.9%	$ 58,825	33.2%

Gross profit reflects the distribution and manufacturing product margin less manufacturing variances, inventory obsolescence charges, customer returns, scrap and cycle count adjustments, engineering costs and other provisions.

Consolidated gross profit was $83.7 million during fiscal 2023, compared to $71.7 million during fiscal 2022. Consolidated gross margin as a percentage of net sales was 31.9 % for fiscal 2023, the same as the 31.9% during fiscal 2022, primarily due to favorable product mix for PMT, unfavorable product mix for GES, unfavorable product mix for Canvys and improved manufacturing absorption and decreased component scrap for Healthcare. Gross margin during fiscal 2023 included expense related to inventory provisions of $0.3 million for PMT, $0.1 million for Canvys and $0.1 million for Healthcare.

Consolidated gross profit was $71.7 million during fiscal 2022, compared to $58.8 million during fiscal 2021. Consolidated gross margin as a percentage of net sales decreased to 31.9% during fiscal 2022, from 33.2% during fiscal 2021, primarily due to unfavorable product mix for PMT, favorable product mix for GES, higher freight costs and foreign exchange effects for Canvys and increased component scrap expenses for Healthcare. Gross margin during fiscal 2022 included expense related to inventory provisions for PMT of $0.4 million and $0.1 million for Healthcare.

Power and Microwave Technologies

Net sales for PMT increased 5.7% to $164.3 million during fiscal 2023 from $155.4 million during fiscal 2022. The increase was mainly due to strong growth in the semi-wafer fabrication industry for the first nine months and the RF and microwave products for various applications. Gross margin as a percentage of net sales increased to 32.9% during fiscal 2023 as compared to 32.7% during fiscal 2022, primarily due to product mix.

Net sales for PMT increased 20.5% to $155.4 million during fiscal 2022 from $129.0 million during fiscal 2021. The increase was mainly due to strong growth from our Power and Microwave Group (PMG) technology partners in various applications including power management and 5G infrastructure, and increased revenue from our Semiconductor Wafer Fabrication Equipment customers buying engineered solutions. We also had strong growth in various Electron Device (EDG) product lines. Gross margin as a percentage of net sales decreased to 32.7% during fiscal 2022 as compared to 33.8% during fiscal 2021, primarily due to product mix.

Green Energy Solutions

Net sales for GES increased 110.5% to $47.6 million during fiscal 2023 from $22.6 million during fiscal 2022. The increase was mainly due to growth in related product sales to the wind turbine industry, as well as EV battery modules. Gross margin as a percentage of net sales decreased to 28.8% during fiscal 2023 as compared to 32.0% during fiscal 2022, primarily due to product mix.

Net sales for GES increased 172.4% to $22.6 million during fiscal 2022 from $8.3 million during fiscal 2021. Sales increased primarily due to components for power management applications and niche products for wind turbines. Gross margin as a percentage of net sales increased to 32.0% during fiscal 2022 as compared to 29.0% during fiscal 2021, primarily due to product mix.

Canvys

Net sales for Canvys increased 11.8% to $39.3 million during fiscal 2023, from $35.2 million during fiscal 2022. Sales increased primarily due to strong sales in the North American market. Gross margin as a percentage of net sales decreased to 31.5% during fiscal 2023 as compared to 32.0% during fiscal 2022 mainly due to product mix.

Net sales for Canvys increased 20.0% to $35.2 million during fiscal 2022, from $29.3 million during fiscal 2021. Sales increased primarily due to strong sales in the European and North American markets. Gross margin as a percentage of net sales decreased to 32.0% during fiscal 2022 as compared to 35.0% during fiscal 2021 mainly due to increasing freight costs resulting from the COVID-19 pandemic and foreign currency effects.

Healthcare

Net sales for Healthcare increased 0.5% to $11.4 million during fiscal 2023, essentially unchanged from fiscal 2022. The slight increase in sales was primarily due to an increase in equipment sales, partially offset by decreases in part sales and CT tube sales. Gross margin as a percentage of net sales increased to 30.7% during fiscal 2023, compared to 21.2% during fiscal 2022. The increase was primarily due to improved manufacturing absorption and decreased component scrap expenses.

Net sales for Healthcare increased 10.1% to $11.4 million during fiscal 2022, from $10.3 million during fiscal 2021. The increase in sales was primarily due to strong parts sales and an increase in demand for the ALTA 750D™ tubes. Gross margin as a percentage of net sales decreased to 21.2% during fiscal 2022, compared to 25.1% during fiscal 2021. The decrease was primarily due to increased component scrap expenses.

Sales by Geographic Area

On a geographic basis, our sales are categorized by destination: North America; Asia/Pacific; Europe; Latin America; and Other.

Net sales by geographic area and percent change for fiscal 2023, fiscal 2022 and fiscal 2021 were as follows (*in thousands*):

Net Sales	FY 2023	FY 2022	FY 2021	FY23 vs. FY22 % Change	FY22 vs. FY21 % Change
North America	$ 112,214	$ 98,527	$ 73,625	13.9%	33.8%
Asia/Pacific	59,557	49,235	40,839	21.0%	20.6%
Europe	62,017	64,435	52,549	(3.8%)	22.6%
Latin America	28,924	12,439	9,651	132.5%	28.9%
Other *(1)*	(54)	(16)	273	(237.5%)	(105.9%)
Total	$ 262,658	$ 224,620	$ 176,937	16.9%	26.9%

Gross profit by geographic area and percent of geographic net sales for fiscal 2023, fiscal 2022 and fiscal 2021 were as follows (*in thousands*):

Gross Profit (Loss)	FY 2023 Amount	FY 2023 % of Net Sales	FY 2022 Amount	FY 2022 % of Net Sales	FY 2021 Amount	FY 2021 % of Net Sales
North America	$ 43,580	38.8%	$ 36,548	37.1%	$ 28,639	38.9%
Asia/Pacific	18,775	31.5%	15,728	31.9%	13,520	33.1%
Europe	18,760	30.2%	19,215	29.8%	16,958	32.3%
Latin America	7,735	26.7%	4,340	34.9%	3,405	35.3%
Other *(1)*	(5,161)		(4,131)		(3,697)	
Total	$ 83,689	31.9%	$ 71,700	31.9%	$ 58,825	33.2%

(1)   Other primarily includes net sales not allocated to a specific geographical region, unabsorbed value-add costs and other unallocated expenses.

We sell our products to customers in diversified industries and perform periodic credit evaluations of our customers' financial condition. Terms are generally on open account, payable net 30 days in North America, and vary throughout Asia/Pacific, Europe and Latin America. Estimates of credit losses are recorded in the financial statements based on monthly reviews of outstanding accounts.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A") increased during fiscal 2023 to $58.7 million from $55.7 million during fiscal 2022. This increase in SG&A expense from fiscal 2022 was mainly due to higher employee compensation and travel expenses, partially offset by lower legal fees and a lower bad debt expense. SG&A as a percentage of sales decreased to 22.4% during fiscal 2023 as compared to 24.8% during fiscal 2022.

Selling, general and administrative expenses decreased during fiscal 2022 to $55.7 million from $55.9 million during fiscal 2021. However, when considering the non-recurrence of the $1.6 million legal settlement in fiscal 2021, the SG&A expense for fiscal 2022 was $1.4 million or 2.6% higher than fiscal 2021. This increase in SG&A expense from fiscal 2021 was mainly due to higher employee compensation expenses including incentive expense, partially offset by lower legal fees. SG&A as a percentage of sales decreased to 24.8% during fiscal 2022 as compared to 31.6% during fiscal 2021.

Legal Settlement – Fiscal 2021

On April 2, 2021, as part of a settlement where the Company did not admit liability, Richardson agreed to pay Varex Imaging Corporation ("Varex") $1.6 million to settle alleged counts of patent infringement and claims of trade secret misappropriation. This settlement was recorded in selling, general and administrative expenses within the Consolidated Statements of Comprehensive Income for the third quarter of fiscal 2021.

Other Income/Expense

Other income was less than $0.1 million during fiscal 2023, compared to an expense of $0.2 million during fiscal 2022. Fiscal 2023 had $0.3 million of investment income compared to $0.1 million of investment income for fiscal 2022. Our foreign exchange gains and losses are primarily due to the translation of U.S. dollars held in non-U.S. entities. The foreign exchange loss reported for fiscal 2023 totaled $0.3 million, unchanged from fiscal 2022. We currently do not utilize derivative instruments to manage our exposure to foreign currency.

Income Tax Provision

Our income tax provision (benefit) during fiscal 2023, fiscal 2022 and fiscal 2021 was $2.7 million, ($2.2 million) and $0.7 million, respectively. The effective income tax rates during fiscal 2023, fiscal 2022 and fiscal 2021 were 10.8%, (13.7%) and 28.3%, respectively. The difference between the effective income tax rates as compared to the U.S. federal statutory rate of 21.0% during fiscal 2023, fiscal 2022 and fiscal 2021 was primarily driven by the impact of valuation allowance changes related to the realizability of our U.S. state and federal net deferred tax assets and changes in our geographical distribution of income (loss). In addition, the Company recognized both foreign tax and research and development tax credits in fiscal 2023.

The Inflation Reduction Act (the "IRA"), signed into law by President Biden on August 16, 2022, has several key corporate tax-related provisions, including a 15% creditable book minimum tax on adjusted financial statement income ("AFSI") of applicable corporations, clean energy tax incentives and 1% excise tax on certain corporate stock buybacks. The Company did not rise to the level of AFSI to be subject to the 15% creditable book minimal tax. The Company did not have a material impact from the IRA. The Creating Helpful Incentives to Produce Semiconductors Act of 2022 (the "CHIPS Act") was signed into law by President Biden on August 9, 2022, which created a new 25% investment tax credit for qualified property placed in service for semiconductor manufacturing. This production credit was not applicable to the Company.

During the fourth quarter of fiscal 2023, the Company recorded research and development ("R&D") tax credits of $0.9 million. These credits represent the expected U.S. federal and state credits to be claimed for fiscal 2020 through fiscal 2023. The Company has not previously recorded any benefit from an R&D tax credit due to the fact that the Company did not believe it was economically prudent to pursue these credits in prior years.

For taxable years beginning after December 31, 2021, taxpayers are required to capitalize certain R&D expenses and amortize them over five or fifteen years under IRC Section 174. This provision increased our taxable income for the year ended May 27, 2023, and resulted in additional cash tax payments for U.S. federal and state income taxes. This provision also generated a deferred tax asset for the year ended May 27, 2023.

As of May 27, 2023 and May 28, 2022 we have utilized all net deferred tax assets related to federal net operating loss ("NOL") carryforwards. Net deferred tax assets related to domestic state NOL carryforwards at May 27, 2023 amounted to approximately $2.1 million, compared to $2.4 million at May 28, 2022. Net deferred tax assets related to foreign NOL carryforwards was $0.2 million as of May 27, 2023 compared to $0.4 million as of May 28, 2022, with various or indefinite expiration dates. We released the valuation allowance and have utilized $1.8 million of domestic net deferred tax asset related to foreign tax credit carryforwards as of May 27, 2023.

We have historically determined that undistributed earnings of our foreign subsidiaries, to the extent of cash available, will be repatriated to the U.S. The deferred tax liability on the outside basis difference is now primarily withholding tax on future dividend distributions. The deferred tax liability related to undistributed earnings of our foreign subsidiaries was less than $0.1 million in both fiscal 2023 and fiscal 2022.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to support a more likely than not assertion that its deferred tax assets will be realized. A significant component of objective evidence evaluated was the cumulative income or loss incurred in each jurisdiction over the three-year period ended May 27, 2023. We considered other positive evidence in determining the need for a valuation allowance in the U.S. including the subpart F and GILTI inclusions of our foreign earnings, the changes in our business performance in recent years and the utilization of federal NOLs. The weight of this positive evidence is sufficient to outweigh other negative evidence in evaluating our need for a valuation allowance in the U.S. federal jurisdiction. As a result of the positive evidence outweighing the negative evidence for the year ended May 28, 2022, we released the full valuation allowance on the U.S. federal and state deferred tax items. In addition, in the year ended May 28, 2022, we partially released the valuation allowance on the state NOL deferred tax item, based on the amount of the NOLs that management believed it is more likely than not to realize. As of May 27, 2023, we have released $1.8 million of the valuation allowance on the deferred tax asset related to foreign tax credits based on positive evidence that arose during the fourth quarter of fiscal 2023 related to the foreign tax credit limitation calculation.

As of May 27, 2023, a valuation allowance of $1.4 million was recorded, representing the portion of the deferred tax asset that management does not believe is more likely than not to be realized. The valuation allowance as of May 28, 2022 was $3.5 million. The remaining valuation allowance relates to state NOLs ($0.2 million) and deferred tax assets in foreign jurisdictions where historical taxable losses have been incurred ($1.3 million). The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

Income taxes paid, including foreign estimated tax payments, were $4.8 million, $1.5 million and $0.1 million, during fiscal 2023, fiscal 2022 and fiscal 2021, respectively.

In the normal course of business, we are subject to examination by taxing authorities throughout the world. Generally, years prior to fiscal 2017 are closed for examination under the statute of limitation for U.S. federal, U.S. state and local or non-U.S. tax jurisdictions. We were under examination for fiscal 2015 through fiscal 2018 in Germany. The audit was settled in the fourth quarter of fiscal 2022. In the second quarter of fiscal 2023, the Company paid the audit assessment for the fiscal 2015 through fiscal 2018 years. The Company recorded a tax expense of less than $0.1 million due to receiving the final assessment for the German audit. The $0.1 million of uncertain tax positions recorded in prior quarters has been fully utilized as of May 27, 2023. Our primary foreign tax jurisdictions are Germany and the Netherlands. We have tax years open in Germany beginning in fiscal 2019 and the Netherlands beginning in fiscal 2021.

The Company did not record any uncertain tax positions as of May 27, 2023 as compared to $0.1 million as of May 28, 2022. The reserve for the German audits was reversed in fiscal 2023. We record penalties and interest related to uncertain tax positions in the income tax expense line item within the Consolidated Statements of Comprehensive Income. Accrued interest and penalties were included within the related tax liability line in the Consolidated Balance Sheets. We have not recorded a liability for interest and penalties as of May 27, 2023 or May 28, 2022.

Liquidity, Financial Position and Capital Resources

Our operations and cash needs have been primarily financed through income from operations and cash on hand.

Cash and cash equivalents were $25.0 million at May 27, 2023. Cash and cash equivalents by geographic area at May 27, 2023 consisted of $8.1 million in North America, $8.6 million in Europe, $1.5 million in Latin America and $6.8 million in Asia/Pacific. No funds were repatriated to the United States in fiscal 2023 from our foreign entities. Although the Tax Cuts and Jobs Act generally eliminated federal income tax on future cash repatriation to the United States, cash repatriation may be subject to state and local taxes, withholding or similar taxes. See Note 8, *Income Taxes*, of the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for further information.

Cash, cash equivalents and investments were $40.5 million at May 28, 2022. Cash, cash equivalents and investments by geographic area at May 28, 2022 consisted of $25.7 million in North America, $6.0 million in Europe, $1.5 million in Latin America and $7.3 million in Asia/Pacific. We repatriated a total of $1.5 million to the United States in fiscal 2022 from our foreign entities. This amount includes $0.7 million in the first quarter from our entity in China, $0.3 million in the second quarter from our entity in Taiwan and $0.5 million in the third quarter from our entity in Japan.

Management continues to monitor the global situation on its financial condition, liquidity, operations, suppliers, industry and workforce. Our ability to predict and respond to future changes resulting from the Covid pandemic is uncertain. Even after the Covid pandemic fully subsides, there may be long-term effects on our business practices and customers in economies in which we operate that could severely disrupt our operations and could have a material adverse effect on our business, results of operations, cash flows and financial condition. As we cannot predict the duration, scope or severity of the Covid pandemic, the negative financial impact to our results cannot be reasonably estimated and could be material.

Based on past performance and current expectations, we believe that the existing sources of liquidity, including current cash, will provide sufficient resources to meet known capital requirements and working capital needs through the next twelve months. Additionally, while our future capital requirements will depend on many factors, including, but not limited to, the economy and the outlook for growth in our markets, we believe our existing sources of liquidity as well as our ability to generate operating cash flows will satisfy our future obligations and cash requirements.

On March 20, 2023, the Company established a senior, secured revolving credit facility agreement with a three-year term in an aggregate principal amount not to exceed $30 million, including a Swingline Loan sub-facility and a Letter of Credit sub-facility (collectively, the "Revolving Credit Facility") with PNC Bank. The Revolving Credit Facility is guaranteed by the Company's domestic subsidiaries. Proceeds of the borrowings under the Revolving Credit Facility are expected to be used for working capital and general corporate purposes of the Company and its subsidiaries. As of the date of this report, no amounts were outstanding under the Revolving Credit Facility.

Cash Flows from Operating Activities

Cash flow from operating activities primarily resulted from our net income adjusted for non-cash items and changes in our operating assets and liabilities.

Operating activities utilized $8.2 million of cash during fiscal 2023. We had net income of $22.3 million during fiscal 2023, which included non-cash stock-based compensation expense of $0.9 million associated with the issuance of stock option awards and restricted stock awards, $0.5 million of inventory provisions and depreciation and amortization expense of $3.7 million associated with our property and equipment as well as amortization of our intangible assets. Changes in our operating assets and liabilities resulted in a use of cash of $35.5 million during fiscal 2023, mainly due to an increase in inventories of $30.5 million, a decrease in accounts payable and accrued liabilities of $4.4 million and an increase in prepaid expenses of $0.5 million. The majority of the inventory increase was to support our Electron tube, PMG, Green Energy Solutions, LaFox manufacturing and Healthcare businesses. The decrease in accounts payable and accrued liabilities was due to revenue recognition and timing.

Operating activities provided $1.9 million of cash during fiscal 2022. We had net income of $17.9 million during fiscal 2022, which included non-cash stock-based compensation expense of $0.7 million associated with the issuance of stock option awards and restricted stock awards, $0.5 million of inventory provisions, and depreciation and amortization expense of $3.4 million associated with our property and equipment as well as amortization of our intangible assets. Changes in our operating assets and liabilities resulted in a use of cash of $16.5 million during fiscal 2022, primarily due to the increase in inventories of $20.6 million, an increase in accounts receivable of $6.2 million and an increase in prepaid expenses of $0.2 million. These uses of cash were partially offset by the increase in our accounts payable and accrued liabilities of $10.1 million. The majority of the inventory increase was to support our manufacturing, Canvys and PMG businesses. The increase in accounts receivable was primarily due to the sales increase in fiscal 2022. The increase in our accounts payable was due to higher inventory levels to support sales growth, and the increase in accrued liabilities was due to the higher employee compensation expenses and payroll taxes as well as increased deferred revenue.

Cash Flows from Investing Activities

The cash flow from investing activities consisted primarily of purchases and maturities of investments and capital expenditures.

Cash used by investing activities of $2.2 million during fiscal 2023 was mainly attributed to $7.4 million in capital expenditures with a $5.0 million offset for the maturities of a Certificate of Deposit (CD). Capital expenditures were primarily related to our LaFox manufacturing business and facility renovation, IT systems and the Healthcare business.

Cash used by investing activities of $8.1 million during fiscal 2022 was mainly attributed to the $5.0 million purchase of a Certificate of Deposit (CD) and $3.1 million in capital expenditures. Capital expenditures were primarily related to our manufacturing, Healthcare business and IT systems.

Our purchases and proceeds from investments consist of time deposits and CDs. Purchasing of future investments may vary from period to period due to interest and foreign currency exchange rates.

Cash Flows from Financing Activities

The cash flow from financing activities primarily consists of cash dividends paid.

Cash provided by financing activities of $0.4 million during fiscal 2023 resulted primarily from the $3.8 million of proceeds from the issuance of common stock from stock option exercises and the $3.3 million used to pay dividends to shareholders.

Cash used in financing activities of $0.4 million during fiscal 2022 resulted primarily from the $3.2 million used to pay dividends to shareholders, partially offset by proceeds from the issuance of common stock from stock option exercises.

All future payments of dividends are at the discretion of the Board of Directors. Dividend payments will depend on earnings, capital requirements, operating conditions and such other factors that the Board may deem relevant.

Contractual Obligations

Contractual obligations are presented in the table below as of May 27, 2023 (*in thousands*):

	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years	Less Interest	Total
Lease obligations [1]	$ 1,147	$1,393	$ 35	$ —	$ (118)	$ 2,457

(1) *Lease obligations are related to certain warehouse and office facilities under non-cancelable operating leases as well as financing leases.*

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("GAAP") and pursuant to the rules and regulations of the SEC, we make assumptions, judgments and estimates that affect the reported amounts of assets, liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Our assumptions, judgments and estimates are based on historical experience and various other factors deemed relevant. Actual results could be materially different from those estimates under different assumptions or conditions. We evaluate our assumptions, judgments and estimates on a regular basis. We also discuss our critical policies and estimates with the Audit Committee of the Board of Directors.

We believe the assumptions, judgments and estimates involved for the following have the greatest potential impact on our Consolidated Financial Statements:

- Allowance for Doubtful Accounts
- Revenue Recognition
- Inventories, net
- Intangible and Long-Lived Assets
- Loss Contingences
- Income Taxes

Allowance for Doubtful Accounts

Our allowance for doubtful accounts includes estimated losses that result from uncollectible receivables. The estimates are influenced by the following: continuing credit evaluation of customers' financial conditions; aging of receivables, individually and in the aggregate; a large number of customers which are widely dispersed across geographic areas; and collectability and delinquency history by geographic area. Significant changes in one or more of these considerations may require adjustments affecting net income and net carrying value of accounts receivable.

Revenue Recognition

Our customers are generally not resellers, but rather businesses that incorporate our products into their processes from which they generate an economic benefit. The goods are also distinct in that each item sold to the customer is clearly identified on both the purchase order and resulting invoice. Each product we sell benefits the customer independently of the other products. Each item on each purchase order from the customer can be used by the customer unrelated to any other products we provide to the customer.

The Company's revenue includes the following streams:

- Manufacturing/assembly

- Distribution

- Services revenue

Manufacturing/assembly typically includes the products that are manufactured or assembled in our manufacturing facility. These products can either be built to the customer's prints/designs or are products that we stock in our warehouse to sell to any customer that places an order. The manufacturing business does not include a separate service bundled with the product sold or sold in addition to the product. Our contracts for customized products generally include termination provisions if a customer cancels its order. However, we recognize revenue at a point in time because the termination provisions normally do not require, upon cancellation, the customer to pay fees that are commensurate with the work performed. Each purchase order explicitly states the goods or service that we promise to transfer to the customer. The promises to the customer are limited only to those goods or service. The performance obligation is our promise to deliver both goods that were produced by the Company and resale of goods that we purchase from our suppliers. Our shipping and handling activities for destination shipments are performed prior to the customer obtaining control. As such, they are not a separate promised service. The Company elects to account for shipping and handling as activities to fulfill the promise to transfer the goods. The goods we provide to our customers are distinct in that our customers benefit from the goods we sell them through use in their own processes.

Distribution typically includes products purchased from our suppliers, stocked in our warehouses and then sold to our customers. The distribution business does not include a separate service bundled with the product sold or sold on top of the product. Revenue is recognized when control of the promised goods is transferred to our customers, which is simultaneous with the title transferring to the customer, in an amount that reflects the transaction price consideration that we expect to receive in exchange for those goods. Control refers to the ability of the customer to direct the use of, and obtain substantially all of, the remaining benefits from the goods. Our transaction price consideration is fixed, unless otherwise disclosed below as variable consideration. Generally, our contracts require our customers to pay for goods after we deliver products to them. Terms are generally on open account, payable net 30 days in North America, and vary throughout Asia/Pacific, Europe and Latin America subject to customary credit checks.

Repair, installation or training activities generate services revenue. The services we provide are relatively short in duration and are typically completed in one or two weeks. Therefore, at each reporting date, the amount of unbilled work is insignificant. The services revenue has consistently accounted for less than 5% of the Company's total revenues and is expected to continue at that level.

Inventories, net

Our consolidated inventories are stated at the lower of cost and net realizable value, generally using a weighted-average cost method. Our net inventories include finished goods, raw materials and work-in-progress.

We do not anticipate any material risks or uncertainties related to possible future inventory write-downs. Provisions for obsolete or slow-moving inventories are recorded based upon regular analysis of stock rotation privileges, obsolescence, the exiting of certain markets and assumptions about future demand and market conditions. If future demand changes in an industry or market conditions differ from management's estimates, additional provisions may be necessary.

Intangible and Long-Lived Assets

Our intangible assets represent the fair value for trade name, customer relationships, non-compete agreements and technology acquired in connection with the acquisitions. Intangible assets are initially recorded at their fair market values determined by quoted market prices in active markets, if available, or recognized valuation models.

We review property and equipment, definite-lived intangible assets and other long-lived assets for impairment whenever adverse events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. We conduct annual reviews for idle and underutilized equipment and review business plans for possible impairment. If adverse events do occur, our impairment review is based on an undiscounted cash flow analysis at the lowest level at which cash flows of the long-lived assets are largely independent of other groups of our assets and liabilities. This analysis requires management judgment with respect to changes in technology, the continued success of product lines and future volume, revenue and expense growth rates.

Loss Contingencies

We accrue a liability for loss contingencies when it is probable that a liability has been incurred and the amount can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. If we determine that there is at least a reasonable possibility that a loss may have been incurred, we will include a disclosure describing the contingency.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and determine the need for a valuation allowance based on a number of factors, including both positive and negative evidence. These factors include historical taxable income or loss, projected future taxable income or loss, the expected timing of the reversals of existing temporary differences and the implementation of tax planning strategies. In circumstances where we, or any of our affiliates, have incurred three years of cumulative losses which constitute significant negative evidence, positive evidence of equal or greater significance is needed to overcome the negative evidence before a tax benefit is recognized for deductible temporary differences and loss carryforwards.

New Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 (as amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and 2020-02) introduces a new forward-looking approach, based on expected losses, to estimate credit losses on certain types of financial instruments, including trade receivables. The estimate of expected credit losses will require entities to incorporate considerations of historical information, current information and reasonable and supportable forecasts. This ASU also expands the disclosure requirements to enable users of financial statements to understand the entity's assumptions, models and methods for estimating expected credit losses. The new standard is effective for smaller reporting companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted. The Company will adopt in the first quarter of fiscal 2024 and the expected impact on the consolidated financial statements is not material.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

Risk Management and Market Sensitive Financial Instruments

We are exposed to many different market risks with the various industries we serve. The primary financial risk we are exposed to is foreign currency exchange, as certain operations, assets and liabilities of ours are denominated in foreign currencies. We manage these risks through normal operating and financing activities.

Foreign Currency Exposure

Even though we take into account current foreign currency exchange rates at the time an order is taken, our financial statements, denominated in a non-U.S. functional currency, are subject to foreign exchange rate fluctuations.

Our foreign denominated assets and liabilities are cash and cash equivalents, accounts receivable, inventory, accounts payable and intercompany receivables and payables, as we conduct business in countries of the European Union, Asia/Pacific and, to a lesser extent, Canada and Latin America. We do manage foreign exchange exposures by using currency clauses in certain sales contracts and we also have local debt to offset asset exposures. We have not used any derivative instruments nor entered into any forward contracts in fiscal 2023, fiscal 2022 or fiscal 2021.

Had the U.S. dollar changed unfavorably 10% against various foreign currencies, foreign denominated net sales would have been lower by an estimated $12.2 million during fiscal 2023, an estimated $12.1 million during fiscal 2022 and an estimated $10.0 million during fiscal 2021. Total assets would have declined by an estimated $4.3 million as of the fiscal year ended May 27, 2023 and an estimated $4.2 million as of the fiscal year ended May 28, 2022, while the total liabilities would have decreased by an estimated $1.1 million as of the fiscal year ended May 27, 2023 and an estimated $1.0 million as of the fiscal year ended May 28, 2022.

The interpretation and analysis of these disclosures should not be considered in isolation since such variances in exchange rates would likely influence other economic factors. Such factors, which are not readily quantifiable, would likely also affect our operations. Additional disclosure regarding various market risks is set forth in Part I, Item 1A, *Risk Factors*, of our Annual Report on this Form 10-K.

ITEM 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Richardson Electronics, Ltd.
LaFox, Illinois

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Richardson Electronics, Ltd. (the "Company") as of May 27, 2023 and May 28, 2022, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended May 27, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at May 27, 2023 and May 28, 2022, and the results of its operations and its cash flows for each of the three years in the period ended May 27, 2023**,** in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of May 27, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated July 31, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimation of Inventory Reserve - Power and Microwave Technologies ("PMT") Group

As described in Note 3 to the consolidated financial statements, the consolidated inventory balance as of May 27, 2023 was $110.4 million, net of $5.9 million in reserves. Inventories are stated at the lower of cost and net realizable value. Provisions for obsolete or slow-moving inventories are based upon regular analysis of stock rotation privileges, obsolescence, the exiting of certain markets and assumptions about future demand and market conditions. A number of products in the PMT segment represent trailing edge technology. PMT often buys products ahead of supplier price increases and extended lead times which can create higher levels of inventory. As technologies evolve and customers replace their equipment, the market for and resulting net realizable value of PMT's products may decline.

We have identified the Company's estimation of inventory reserve for the PMT segment as a critical audit matter due to the significant judgments required by management in estimating net realizable value for certain inventory items. The Company's estimation of its' inventory reserve, performed on an item-by-item basis, requires inputs from operations personnel and an assessment of current market conditions and future industry trends, which can be difficult to predict given evolving technologies and the declining market for some products. Auditing this matter involved especially challenging auditor judgment due to the nature and extent of audit effort needed to evaluate the reasonableness of the assumptions and judgments made by management.

The primary procedures we performed to address this critical audit matter included:

- Testing the design, implementation, and operating effectiveness of controls over the development of the Company's estimation of inventory reserve.

- Assessing the reasonableness of management's estimate by (i) inquiring of operations personnel as to their assessment as to viability of aged and slow-moving inventory, (ii) evaluating historical customer ordering trends and current uses, and (iii) for certain products, evaluating stock rotation privileges.

- Evaluating the reasonableness of management's estimates by performing a retrospective comparison of prior period inventory on hand for certain products to current period sales, write-offs, and inventory consumption.

/s/BDO USA, P.A.

We have served as the Company's auditor since 2015.

Chicago, Illinois

July 31, 2023

Richardson Electronics, Ltd.
Consolidated Balance Sheets
(in thousands, except per share amounts)

	May 27, 2023	May 28, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 24,981	$ 35,495
Accounts receivable, less allowance of $191 and $186, respectively	30,067	29,878
Inventories, net	110,402	80,390
Prepaid expenses and other assets	2,633	2,448
Investments - current	—	5,000
Total current assets	**168,083**	**153,211**
Non-current assets:		
Property, plant and equipment, net	20,823	16,961
Intangible assets, net	1,892	2,010
Lease ROU asset	2,457	3,239
Non-current deferred income taxes	4,526	4,398
Other non-current assets	267	—
Total non-current assets	**29,965**	**26,608**
Total assets	**$ 198,048**	**$ 179,819**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 23,535	$ 23,987
Accrued liabilities	12,026	16,110
Lease liability current	1,028	1,109
Total current liabilities	**36,589**	**41,206**
Non-current liabilities:		
Non-current deferred income tax liabilities	98	85
Lease liability non-current	1,429	1,915
Other non-current liabilities	612	766
Total non-current liabilities	**2,139**	**2,766**
Total liabilities	**38,728**	**43,972**
Stockholders' Equity		
Common stock, $0.05 par value; issued and outstanding 12,140 shares at May 27, 2023 and 11,649 shares at May 28, 2022	607	582
Class B common stock, convertible, $0.05 par value; issued and outstanding 2,052 shares at May 27, 2023 and 2,053 shares at May 28, 2022	103	103
Preferred stock, $1.00 par value, no shares issued and outstanding	—	—
Additional paid-in-capital	70,951	66,331
Retained earnings	87,044	68,031
Accumulated other comprehensive income	615	800
Total stockholders' equity	**159,320**	**135,847**
Total liabilities and stockholders' equity	**$ 198,048**	**$ 179,819**

Richardson Electronics, Ltd.
Consolidated Statements of Comprehensive Income
(in thousands, except per share amounts)

	Fiscal Year Ended		
	May 27, 2023	May 28, 2022	May 29, 2021
Net sales	$ 262,658	$ 224,620	$ 176,937
Cost of sales	178,969	152,920	118,112
Gross profit	**83,689**	**71,700**	**58,825**
Selling, general and administrative expenses	58,713	55,723	55,925
(Gain) loss on disposal of assets	(7)	20	13
Operating income	**24,983**	**15,957**	**2,887**
Other (income) expense:			
Investment/interest income	(295)	(80)	(76)
Foreign exchange loss	278	273	759
Other, net	(30)	5	(104)
Total other (income) expense	**(47)**	**198**	**579**
Income before income taxes	25,030	15,759	2,308
Income tax provision (benefit)	2,697	(2,168)	653
Net income	**22,333**	**17,927**	**1,655**
Foreign currency translation (loss) gain, net of tax	(185)	(4,093)	3,403
Comprehensive income	**$ 22,148**	**$ 13,834**	**$ 5,058**
Net income per share:			
Common shares - Basic	$ 1.62	$ 1.35	$ 0.13
Class B common shares - Basic	1.46	1.21	0.11
Common shares - Diluted	1.55	1.31	0.13
Class B common shares - Diluted	1.40	1.18	0.11
Weighted average number of shares:			
Common shares - Basic	11,943	11,395	11,105
Class B common shares - Basic	2,052	2,080	2,097
Common shares - Diluted	12,542	11,825	11,164
Class B common shares - Diluted	2,052	2,080	2,097
Dividends per share:			
Dividends per common share	$ 0.24	$ 0.24	$ 0.24
Dividends per Class B common share	0.22	0.22	0.22

Richardson Electronics, Ltd.
Consolidated Statements of Cash Flows
(in thousands)

	Fiscal Year Ended		
	May 27, 2023	May 28, 2022	May 29, 2021
Operating activities:			
Net income	$ 22,333	$ 17,927	$ 1,655
Adjustments to reconcile net income to cash (used in) provided by operating activities:			
Depreciation and amortization	3,671	3,423	3,424
Inventory provisions	466	462	1,041
(Gain) loss on disposal of assets	(7)	20	13
Share-based compensation expense	936	654	675
Deferred income taxes	(138)	(4,042)	(1)
Change in assets and liabilities:			
Accounts receivable	(363)	(6,183)	(4,198)
Inventories	(30,452)	(20,571)	(4,861)
Prepaid expenses and other assets	(519)	(228)	103
Accounts payable	(439)	7,671	(565)
Accrued liabilities	(4,006)	2,420	3,572
Other	319	358	(26)
Net cash (used in) provided by operating activities	**(8,199)**	**1,911**	**832**
Investing activities:			
Capital expenditures	(7,378)	(3,120)	(2,632)
Proceeds from the sale of assets	194	—	—
Proceeds from maturity of investments	5,000	—	25,000
Purchases of investments	—	(5,000)	(9,000)
Net cash (used in) provided by investing activities	**(2,184)**	**(8,120)**	**13,368**
Financing activities:			
Proceeds from issuance of common stock	3,778	2,992	289
Cash dividends paid on Common and Class B Common shares	(3,320)	(3,193)	(3,122)
Other	(69)	(151)	(181)
Net cash provided by (used in) financing activities	**389**	**(352)**	**(3,014)**
Effect of exchange rate changes on cash and cash equivalents	(520)	(1,260)	1,595
(Decrease) increase in cash and cash equivalents	**(10,514)**	**(7,821)**	**12,781**
Cash and cash equivalents at beginning of period	35,495	43,316	30,535
Cash and cash equivalents at end of period	**$ 24,981**	**$ 35,495**	**$ 43,316**
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the fiscal year for:			
Income taxes	$ 4,807	$ 1,484	$ 106


Richardson Electronics, Ltd.
Consolidated Statements of Stockholders' Equity
(in thousands, except per share amounts)


	Common	Class B Common	Par Value	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance May 30, 2020	11,038	2,097 $	657 $	61,749 $	54,764 $	1,490	$118,660
Comprehensive income							
Net income	—	—	—	—	1,655	—	1,655
Foreign currency translation	—	—	—	—	—	3,403	3,403
Share-based compensation:							
Restricted stock	—	—	—	483	—	—	483
Stock options	—	—	—	192	—	—	192
Common stock:							
Options exercised	49	—	2	287	—	—	289
Restricted stock issuance	73	—	4	(4)	—	—	—
Dividends paid to:							
Common ($0.24 per share)	—	—	—	—	(2,669)	—	(2,669)
Class B ($0.22 per share)	—	—	—	—	(453)	—	(453)
Balance May 29, 2021	11,160	2,097 $	663 $	62,707 $	53,297 $	4,893	$121,560
Comprehensive income							
Net income	—	—	—	—	17,927	—	17,927
Foreign currency translation	—	—	—	—	—	(4,093)	(4,093)
Share-based compensation:							
Restricted stock	—	—	—	444	—	—	444
Stock options	—	—	—	210	—	—	210
Common stock:							
Options exercised	373	—	18	2,974	—	—	2,992
Restricted stock issuance	72	—	4	(4)	—	—	—
Class B converted to Common	44	(44)	—	—	—	—	—
Dividends paid to:							
Common ($0.24 per share)	—	—	—	—	(2,745)	—	(2,745)
Class B ($0.22 per share)	—	—	—	—	(448)	—	(448)
Balance May 28. 2022	11,649	2,053 $	685 $	66,331 $	68,031 $	800	$135,847
Comprehensive income							
Net income	—	—	—	—	22,333	—	22,333
Foreign currency translation	—	—	—	—	—	(185)	(185)
Share-based compensation:							
Restricted stock	—	—	—	542	—	—	542
Stock options	—	—	—	394	—	—	394
Common stock:							
Options exercised	441	—	23	3,755	—	—	3,778
Restricted stock issuance	49	—	2	(71)	—	—	(69)
Class B converted to Common	1	(1)	—	—	—	—	—
Dividends paid to:							
Common ($0.24 per share)	—	—	—	—	(2,877)	—	(2,877)
Class B ($0.22 per share)	—	—	—	—	(443)	—	(443)
Balance May 27, 2023	12,140	2,052 $	710 $	70,951 $	87,044 $	615	$159,320

Richardson Electronics, Ltd.
Notes to Consolidated Financial Statements

1. DESCRIPTION OF THE COMPANY

Richardson Electronics, Ltd. (the "Company", "we", "our") is a leading global manufacturer of engineered solutions, power grid and microwave tubes and related consumables; power conversion and RF and microwave components; high-value replacement parts, tubes and service training for diagnostic imaging equipment; and customized display solutions. Nearly 60% of our products are manufactured in LaFox, Illinois, Marlborough, Massachusetts or Donaueschingen, Germany, or by one of our manufacturing partners throughout the world. All our partners manufacture to our strict specifications and per our supplier code of conduct. We serve customers in the alternative energy, healthcare, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company's strategy is to provide specialized technical expertise and "engineered solutions" based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics and aftermarket technical service and repair through its global infrastructure.

Our products include electron tubes and related components, microwave generators, subsystems used in semiconductor manufacturing and visual technology solutions. These products are used to control, switch or amplify electrical power signals, or are used as display devices in a variety of industrial, commercial, medical and communication applications.

The Company began reporting the results for its new Green Energy Solutions ("GES") segment in the first quarter of fiscal 2023 due to its focus on power applications that support the green energy market. The GES segment has been carved out of our existing Power and Microwave Technologies ("PMT") segment. Accordingly, the Company is reporting its financial performance based on four operating and reportable segments. The results for fiscal 2022 and fiscal 2021 presented herein were adjusted to reflect the presentation of the new GES segment separately from the PMT segment.

The Company's four operating and reportable segments for fiscal 2023, fiscal 2022 and fiscal 2021 are defined as follows:

Power and Microwave Technologies combines our core engineered solutions capabilities, power grid and microwave tube business with new disruptive RF, Wireless and Power technologies. As a designer, manufacturer, technology partner and authorized distributor, PMT's strategy is to provide specialized technical expertise and engineered solutions based on our core engineering and manufacturing capabilities on a global basis. We provide solutions and add value through design-in support, systems integration, prototype design and manufacturing, testing, logistics and aftermarket technical service and repair—all through our existing global infrastructure. PMT's focus is on products for power, RF and microwave applications for customers in 5G, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. PMT focuses on various applications including broadcast transmission, CO2 laser cutting, diagnostic imaging, dielectric and induction heating, high energy transfer, high voltage switching, plasma, power conversion, radar and radiation oncology. PMT also offers its customers technical services for both microwave and industrial equipment.

Green Energy Solutions combines our key technology partners and engineered solutions capabilities to design and manufacture innovative products for the fast-growing energy storage market and power management applications. As a designer, manufacturer, technology partner and authorized distributor, GES's strategy is to provide specialized technical expertise and engineered solutions using our core design engineering and manufacturing capabilities on a global basis. We provide solutions and add value through design-in support, systems integration, prototype design and manufacturing, testing, logistics and aftermarket technical service and repair—all through our existing global infrastructure. GES's focus is on products for numerous green energy applications such as wind, solar, hydrogen and Electric Vehicles, and other power management applications that support green solutions such as synthetic diamond manufacturing.

Canvys provides customized display solutions serving the corporate enterprise, financial, healthcare, industrial and medical original equipment manufacturers markets. Our engineers design, manufacture, source and support a full spectrum of solutions to match the needs of our customers. We offer long term availability and proven custom display solutions that include touch screens, protective panels, custom enclosures, All-In-One computers, specialized cabinet finishes and application specific software packages and certification services. We partner with both private label manufacturing companies and leading branded hardware vendors to offer the highest quality display and touch solutions and customized computing platforms.

Healthcare manufactures, repairs, refurbishes and distributes high value replacement parts and equipment for the healthcare market including hospitals, medical centers, asset management companies, independent service organizations and multi-vendor service providers. Products include diagnostic imaging replacement parts for CT and MRI systems; replacement CT and MRI tubes; CT service training; MRI coils, cold heads and RF amplifiers; hydrogen thyratrons, klystrons, magnetrons; flat panel detector upgrades; pre-owned CT systems; and additional replacement solutions currently under development for the diagnostic imaging service market. Through a combination of newly developed products and partnerships, service offerings and training programs, we believe we can help our customers improve efficiency while lowering the cost of healthcare delivery.

We currently have operations in the following major geographic regions: North America, Asia/Pacific, Europe and Latin America.

Customer Concentration: One customer represented 20 percent of our total accounts receivable balance as of May 27, 2023. No one customer represented more than 10 percent of our total accounts receivable balance as of May 28, 2022. Sales to one customer in our PMT segment totaling $31.2 million accounted for 12 percent of the Company's consolidated net sales in fiscal 2023. No one customer represented more than 10 percent the consolidated net sales in fiscal 2022 and fiscal 2021.

Supplier Concentration: One of our suppliers represented 11 percent of our total cost of sales in fiscal 2023, 11 percent in fiscal 2022 and 15 percent in fiscal 2021. The amount owed to this supplier was approximately $0.2 million as of May 27, 2023 and $1.4 million as of May 28, 2022.

2. BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP for all fiscal years presented. The consolidated financial statements include our wholly owned subsidiaries. All intercompany transactions and account balances have been eliminated in consolidation.

The Company began reporting the results for its new Green Energy Solutions ("GES") segment in the first quarter of fiscal 2023 due to its focus on power applications that support the green energy market. The GES segment has been carved out of our existing Power and Microwave Technologies ("PMT") segment. Accordingly, the Company is reporting its financial performance based on four operating and reportable segments. The results for fiscal 2022 and fiscal 2021 presented herein were adjusted to reflect the presentation of the new GES segment separately from the PMT segment.

Our fiscal year 2023 began on May 29, 2022 and ended on May 27, 2023, our fiscal year 2022 began on May 30, 2021 and ended on May 28, 2022 and our fiscal year 2021 began on May 31, 2020 and ended on May 29, 2021. Unless otherwise noted, all references to a particular year in this document shall mean the fiscal year for such period.

3. SIGNIFICANT ACCOUNTING POLICIES AND DISCLOSURES

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management continuously evaluates its critical accounting policies and estimates, including the allowance for doubtful accounts, revenue recognition, inventory obsolescence, intangible assets, loss contingencies and income taxes. Management bases the estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances, however, actual results could differ from those estimates.

Reclassifications: Certain prior period amounts have been reclassified to conform to the current period reporting classifications. The reclassifications had no effect on previously reported net income or cash flows.

Fair Values of Financial Instruments: The fair values of financial instruments are determined based on quoted market prices and market interest rates as of the end of the reporting period. Our financial instruments include investments, accounts receivable, accounts payable and accrued liabilities. The fair values of these financial instruments approximate carrying values at May 27, 2023 and May 28, 2022.

Cash and Cash Equivalents: We consider short-term, highly liquid investments that are readily convertible to known amounts of cash, and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates, and that have a maturity of three months or less, when purchased, to be cash equivalents. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate the fair market value of these assets.

Allowance for Doubtful Accounts: Our allowance for doubtful accounts includes estimated losses that result from uncollectible receivables. The estimates are influenced by the following: continuing credit evaluation of customers' financial conditions; aging of receivables, individually and in the aggregate; a large number of customers which are widely dispersed across geographic areas; and collectability and delinquency history by geographic area. Significant changes in one or more of these considerations may require adjustments affecting net income and net carrying value of accounts receivable. The allowance for doubtful accounts was approximately $0.2 million as of May 27, 2023 and $0.2 million as of May 28, 2022.

Loss Contingencies: We accrue a liability for loss contingencies when it is probable that a liability has been incurred and the amount can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. If we determine that there is at least a reasonable possibility that a loss may have been incurred, we will include a disclosure describing the contingency.

Revenue Recognition: Our customers are generally not resellers, but rather businesses that incorporate our products into their processes from which they generate an economic benefit. The goods are also distinct in that each item sold to the customer is clearly identified on both the purchase order and resulting invoice. Each product we sell benefits the customer independently of the other products. Each item on each purchase order from the customer can be used by the customer unrelated to any other products we provide to the customer.

The Company's revenue includes the following streams:

- Manufacturing /assembly
- Distribution
- Services revenue

Manufacturing/assembly typically includes the products that are manufactured or assembled in our manufacturing facility. These products can either be built to the customer's prints/designs or are products that we stock in our warehouse to sell to any customer that places an order. The manufacturing business does not include a separate service bundled with the product sold or sold in addition to the product. Our contracts for customized products generally include termination provisions if a customer cancels its order. However, we recognize revenue at a point in time because the termination provisions normally do not require, upon cancellation, the customer to pay fees that are commensurate with the work performed. Each purchase order explicitly states the goods or service that we promise to transfer to the customer. The promises to the customer are limited only to those goods or service. The performance obligation is our promise to deliver both goods that were produced by the Company and resale of goods that we purchase from our suppliers. Our shipping and handling activities for destination shipments are performed prior to the customer obtaining control. As such, they are not a separate promised service. The Company elects to account for shipping and handling as activities to fulfill the promise to transfer the goods. The goods we provide to our customers are distinct in that our customers benefit from the goods we sell them through use in their own processes.

Distribution typically includes products purchased from our suppliers, stocked in our warehouses and then sold to our customers. The distribution business does not include a separate service bundled with the product sold or sold on top of the product. Revenue is recognized when control of the promised goods is transferred to our customers, which is simultaneous with the title transferring to the customer, in an amount that reflects the transaction price consideration that we expect to receive in exchange for those goods. Control refers to the ability of the customer to direct the use of, and obtain substantially all of, the remaining benefits from the goods. Our transaction price consideration is fixed, unless otherwise disclosed below as variable consideration. Generally, our contracts require our customers to pay for goods after we deliver products to them. Terms are generally on open account, payable net 30 days in North America, and vary throughout Asia/Pacific, Europe and Latin America subject to customary credit checks.

Repair, installation or training activities generate services revenue. The services we provide are relatively short in duration and are typically completed in one or two weeks. Therefore, at each reporting date, the amount of unbilled work is insignificant. The services revenue has consistently accounted for less than 5% of the Company's total revenues and is expected to continue at that level.

We record discounts taken based on historical experience. The policy varies by business unit. The Company allows returns with prior written authorization. We estimate returns based on historical experience. The Company maintains a reserve for returns based on historical trends that covers all contracts and revenue streams using the expected value method because we have a large number of contracts with similar characteristics, which is considered variable consideration. The reserve for returns creates a refund liability on our balance sheet as a contra trade accounts receivable as well as an asset in inventory. We value the inventory at cost due to there being minimal or no costs to the Company as we generally require the customer to pay freight and we typically do not have costs associated with activities such as relabeling or repackaging. The reserve is considered immaterial at each balance sheet date. Returns for defective product are typically covered by our suppliers' warranty, thus, returns for defective product are not factored into our reserve.

Principal versus agent guidance was considered for customized products that are provided by our suppliers versus manufactured by the Company. The Company acts as the principal as we are responsible for satisfying the performance obligation. We have primary responsibility for fulfilling the contract, we have inventory risk prior to delivery to our customer, we establish prices, our consideration is not in the form of a commission and we bear the credit risk. The Company recognizes revenue in the gross amount of consideration.

Contracts with customers

A revenue contract exists once a customer purchase order is received, reviewed and accepted. Each accepted purchase order identifies a distinct good or service as the performance obligation. The goods include standard products purchased from a supplier and stocked on our shelves, customized products purchased from a supplier, products that are customized or have value added to them in house prior to shipping to the customer and manufactured products. Prior to accepting a customer purchase order, we review the credit worthiness of the customer. Purchase orders are deemed to meet the collectability criterion once the customer's credit is approved. The Company receives advance payments or deposits from our customers before revenue is recognized resulting in contract liabilities. Contract liabilities are included in accrued liabilities in the consolidated balance sheets.

Contract Liabilities: Contract liabilities and revenue recognized were as follows (*in thousands*):

Balance May 29, 2021	$	3,313
Additions		6,917
Revenue recognized		(5,264)
Balance May 28, 2022	$	4,966
Additions		4,293
Revenue recognized		(5,976)
Balance May 27, 2023	$	3,283

See Note 10, *Segment and Geographic Information,* for a disaggregation of revenue by reportable segment and geographic region, which represents how our chief operating decision maker reviews information internally to evaluate our financial performance and to make resource allocation and other decisions for the Company.

Foreign Currency Translation: The functional currency is the local currency at all foreign locations, with the exception of Hong Kong, where the functional currency is the U.S. dollar. Balance sheet items for our foreign entities, included in our consolidated balance sheets, are translated into U.S. dollars at end-of-period spot rates. Gains and losses resulting from translation of foreign subsidiary financial statements are credited or charged directly to accumulated other comprehensive income, a component of stockholders' equity. Revenues and expenses are translated at the current rate on the date of the transaction. Gains and losses resulting from foreign currency transactions are included in income. Foreign exchange loss reflected in our Consolidated Statements of Comprehensive Income were $0.3 million, $0.3 million and $0.8 million during fiscal 2023, fiscal 2022 and fiscal 2021, respectively.

Shipping and Handling Fees and Costs: Shipping and handling costs billed to customers are reported as revenue and the related costs are reported as a component of cost of sales.

Inventories, net: Our consolidated inventories are stated at the lower of cost and net realizable value, generally using a weighted-average cost method. Our net inventories include approximately $93.4 million of finished goods, $11.8 million of raw materials and $5.2 million of work-in-progress as of May 27, 2023 as compared to approximately $66.6 million of finished goods, $8.0 million of raw materials and $5.8 million of work-in-progress as of May 28, 2022. The inventory reserve as of May 27, 2023 was $5.9 million compared to $6.1 million as of May 28, 2022.

Provisions for obsolete or slow-moving inventories are recorded based upon regular analysis of stock rotation privileges, obsolescence, the exiting of certain markets and assumptions about future demand and market conditions. If future demand changes in the industry or market conditions differ from management's estimates, additional provisions may be necessary.

We recorded provisions to our inventory reserves of $0.5 million, $0.5 million and $1.0 million during fiscal 2023, fiscal 2022 and fiscal 2021, respectively, which were included in cost of sales. The provisions were primarily for obsolete and slow-moving parts. The parts were written down to estimated realizable value.

Income Taxes: We recognize deferred tax assets and liabilities based on the differences between financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and determine the need for a valuation allowance based on a number of factors, including both positive and negative evidence. These factors include historical taxable income or loss, projected future taxable income or loss, the expected timing of the reversals of existing temporary differences and the implementation of tax planning strategies. In circumstances where we, or any of our affiliates, have incurred three years of cumulative losses which constitute significant negative evidence, positive evidence of equal or greater significance is needed to overcome the negative evidence before a tax benefit is recognized for deductible temporary differences and loss carryforwards.

Investments: We liquidated our investments during the third quarter and accordingly had no investments at the end of fiscal 2023. As of May 28, 2022, we had $5.0 million invested in a Certificate of Deposit (level 1 classification), which matured in less than twelve months.

Intangible Assets: Intangible assets are initially recorded at their fair market values determined by quoted market prices in active markets, if available, or recognized valuation models. Intangible assets that have finite useful lives are amortized over their useful lives either on a straight-line basis or over their projected future cash flows and are tested for impairment when events or changes in circumstances occur that indicate possible impairment. Our intangible assets represent the fair value for trade name, customer relationships, non-compete agreements and technology acquired in connection with the acquisitions.

Property, Plant and Equipment: Property, plant and equipment are stated at cost, net of accumulated depreciation. Improvements and replacements are capitalized while expenditures for maintenance and repairs are charged to expense as incurred. Provisions for depreciation are computed using the straight-line method over the estimated useful life of the asset. Depreciation expense was approximately $3.4 million, $3.2 million and $3.2 million during fiscal 2023, fiscal 2022 and fiscal 2021, respectively.

Property, plant and equipment consist of the following (*in thousands*):

	May 27, 2023	May 28, 2022
Land and improvements	$ 1,532	$ 1,385
Buildings and improvements	24,206	23,002
Computer, communications equipment and software	11,692	11,186
Machinery and other equipment	18,350	16,215
Construction in progress	4,437	1,991
	$ 60,217	$ 53,779
Accumulated depreciation	(39,394)	(36,818)
Property, plant, and equipment, net	$ **20,823**	$ **16,961**

Construction in progress at May 27, 2023 includes $2.2 million for facilities, $1.6 million for manufacturing facilities and $0.6 million for IT systems. All projects are expected to be completed before the end of fiscal 2024.

Supplemental disclosure information of the estimated useful life of the assets:

Land improvements	10 years
Buildings and improvements	10 - 30 years
Computer, communications equipment and software	3 - 10 years
Machinery and other equipment	3 - 20 years

We review property and equipment, definite-lived intangible assets and other long-lived assets for impairment whenever adverse events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable.

If adverse events do occur, our impairment review is based on an undiscounted cash flow analysis at the lowest level at which cash flows of the long-lived assets are largely independent of other groups of our assets and liabilities. This analysis requires management judgment with respect to changes in technology, the continued success of product lines and future volume, revenue and expense growth rates. We conduct annual reviews for idle and underutilized equipment and review business plans for possible impairment. Impairment occurs when the carrying value of the assets exceeds the future undiscounted cash flows expected to be earned by the use of the asset or asset group. When impairment is indicated, the estimated future cash flows are then discounted to determine the estimated fair value of the asset or asset group and an impairment charge is recorded for the difference between the carrying value and the estimated fair value.

Additionally, we also evaluate the remaining useful life of each reporting period to determine whether events and circumstances warrant a revision to the remaining period of depreciation or amortization. If the estimate of a long-lived asset's remaining useful life is changed, the remaining carrying amount of the asset is amortized prospectively over that revised remaining useful life.

Accrued Liabilities: Accrued liabilities consist of the following (*in thousands*):

	May 27, 2023	May 28, 2022
Compensation and payroll taxes	$ 4,422	$ 5,519
Accrued severance	486	678
Professional fees	661	470
Deferred revenue	3,283	4,966
Other accrued expenses	3,174	4,477
Accrued Liabilities	$ **12,026**	$ **16,110**

Warranties: We offer warranties for the limited number of specific products we manufacture.

We estimate the cost to perform under the warranty obligation and recognize this estimated cost at the time of the related product sale. We record expense related to our warranty obligations as cost of sales in our Consolidated Statements of Comprehensive Income. Each quarter, we assess actual warranty costs incurred on a product-by-product basis and compare the warranty costs to our estimated warranty obligation. With respect to new products, estimates are based generally on knowledge of the products and warranty experience.

Warranty reserves are established for costs that are expected to be incurred after the sale and delivery of products under warranty. Warranty reserves are included in accrued liabilities on our consolidated balance sheets. The warranty reserves are determined based on known product failures, historical experience and other available evidence.

Changes in the warranty reserve during fiscal 2023 and fiscal 2022 were as follows (*in thousands*):

	Warranty Reserve
Balance at May 29, 2021	$ 548
Accruals for products sold	160
Utilization	(32)
Balance at May 28, 2022	$ 676
Accruals for products sold	91
Utilization	(42)
Balance at May 27, 2023	$ 725

Other Non-Current Liabilities: Other non-current liabilities of $0.6 million at May 27, 2023 and $0.8 million at May 28, 2022, primarily represent employee-benefits obligations in various non-U.S. locations.

Share-Based Compensation: We measure and recognize share-based compensation cost at fair value for all share-based payments, including stock options and restricted stock awards. We estimate fair value using the Black-Scholes option-pricing model, which requires assumptions such as expected volatility, risk-free interest rate, expected life and dividends. We account for the forfeitures of stock-based compensation in the period in which they occur. Compensation cost is recognized using a graded vesting schedule over the applicable vesting period. Share-based compensation expense totaled approximately $0.9 million during fiscal 2023, $0.7 million during fiscal 2022 and $0.7 million during fiscal 2021.

Stock options granted generally vest over a period of five years and have contractual terms to exercise of 10 years. A summary of stock option activity is as follows (*in thousands, except option prices and years*):

	Number of Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (1)
Options Outstanding at May 30, 2020	1,427	$	8.83		
Granted	188		4.26		
Exercised	(49)		5.93		
Forfeited	(7)		5.96		
Cancelled	(104)		12.53		
Options Outstanding at May 29, 2021	1,455	$	8.08		
Granted	185		7.66		
Exercised	(373)		8.01		
Forfeited	(35)		6.51		
Cancelled	(84)		11.65		
Options Outstanding at May 28, 2022	1,148	$	7.82		
Granted	194		15.58		
Exercised	(441)		8.58		
Forfeited	(20)		8.15		
Cancelled	(25)		11.67		
Options Outstanding at May 27, 2023	856	$	9.07	6.4	$ 7,122
Options Vested at May 27, 2023	387	$	8.24	4.6	$ 3,537

(1) Includes only those options that were in-the-money as of May 27, 2023. Stock options for which the exercise price exceeded the market price have been omitted. Fluctuations in the intrinsic value of both outstanding and exercisable options may result from changes in underlying stock price and timing and volume of option grants, exercises and forfeitures.

There were 440,480 stock options exercised during fiscal 2023, with cash received of $3.8 million. The total intrinsic value of options exercised was $4.7 million during fiscal 2023, $1.9 million for fiscal 2022 and $0.1 million for fiscal 2021. The weighted average fair value of stock option grants was $5.44 during fiscal 2023, $1.50 during fiscal 2022 and $0.49 during fiscal 2021. As of May 27, 2023, total unrecognized compensation costs related to unvested stock options and restricted stock awards was approximately $1.8 million, which is expected to be recognized over the remaining weighted average period of approximately two to four years. The total grant date fair value of stock options vested during fiscal 2023 was $0.3 million.

The fair value of stock options is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

		Fiscal Year Ended	
	May 27, 2023	May 28, 2022	May 29, 2021
Expected volatility	39.12%	29.00%	27.72%
Risk-free interest rate	3.09%	0.97%	0.45%
Expected lives (years)	5.47	6.50	6.50
Annual cash dividend	$ 0.24	$ 0.24	$ 0.24

The expected volatility assumptions are based on historical experience commensurate with the expected term. The risk-free interest rate is based on the yield of a treasury note with a remaining term equal to the expected life of the stock option. The expected stock option life assumption is based on the Securities and Exchange Commission's ("SEC") guidance in Staff Accounting Bulletin ("SAB") No. 107 ("SAB No. 107"). For stock options granted during fiscal 2022 and fiscal 2021 the simplified method was used as we believed that our historical stock option experience did not provide a reasonable basis upon which to estimate expected term.

The following table summarizes information about stock options outstanding at May 27, 2023 (*in thousands, except option prices and years*):

| | Outstanding | | | | Vested | | | |
Exercise Price Range	Shares	Weighted Average Exercise Price	Weighted Average Life	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Weighted Average Life	Aggregate Intrinsic Value
$4.26 to $6.47	280	$ 5.09	6.2	$ 3,446	135	$ 5.41	5.6	$ 1,615
$6.90 to $10.35	347	8.34	5.7	3,138	194	8.65	4.2	1,694
$11.14 to $16.71	229	15.04	7.7	538	58	13.45	3.3	228
Total	856	$ 9.07	6.4	$ 7,122	387	$ 8.24	4.6	$ 3,537

As of May 27, 2023, a summary of restricted stock award transactions was as follows (*in thousands*):

	Unvested Restricted Shares
Unvested at May 29, 2021	**144**
Granted	72
Vested	(71)
Unvested at May 28, 2022	**145**
Granted	53
Vested	(73)
Unvested at May 27, 2023	**125**

Compensation effects arising from issuing stock awards have been charged against income and recorded as additional paid-in-capital in the consolidated statements of stockholders' equity during fiscal 2023, fiscal 2022 and fiscal 2021.

The Employees' Amended and Restated 2011 Long-Term Incentive Compensation Plan (the "Plan") authorizes the issuance of up to 3,500,000 shares as incentive stock options, non-qualified stock options or stock awards. Under this plan, 1,028,000 shares are reserved for future issuance. The Plan authorizes the granting of stock options at the fair market value at the date of grant. Generally, these options become exercisable over five years and expire up to 10 years from the date of grant. Restricted stock awards vest on the anniversary of the grant date in three equal installments.

Earnings per Share: We have authorized 17,000,000 shares of common stock and 3,000,000 shares of Class B common stock. The Class B common stock has 10 votes per share and has transferability restrictions; however, Class B common stock may be converted into common stock on a share-for-share basis at any time. With respect to dividends and distributions, shares of common stock and Class B common stock rank equally and have the same rights, except that Class B common stock cash dividends are limited to 90% of the amount of Class A common stock cash dividends.

Our Class B common stock is considered a participating security requiring the use of the two-class method for the computation of basic and diluted earnings per share. The two-class computation method for each period reflects the cash dividends paid per share for each class of stock, plus the amount of allocated undistributed earnings per share computed using the participation percentage which reflects the dividend rights of each class of stock. Basic and diluted earnings per share were computed using the two-class method. The shares of Class B common stock are considered to be participating convertible securities since the shares of Class B common stock are convertible on a share-for-share basis into shares of common stock and may participate in dividends with common stock according to a predetermined formula which is 90% of the amount of Class A common stock cash dividends.

The earnings per share ("EPS") presented in our Consolidated Statements of Comprehensive Income are based on the following (*in thousands, except per share amounts*):

	For the Fiscal Year Ended					
	May 27, 2023		May 28, 2022		May 29, 2021	
	Basic	**Diluted**	**Basic**	**Diluted**	**Basic**	**Diluted**
Numerator for Basic and Diluted EPS:						
Net income	$ 22,333	$ 22,333	$ 17,927	$ 17,927	$ 1,655	$ 1,655
Less dividends:						
Common stock	2,877	2,877	2,745	2,745	2,669	2,669
Class B common stock	443	443	448	448	453	453
Undistributed earnings (loss)	$ 19,013	$ 19,013	$ 14,734	$ 14,734	$ (1,467)	$ (1,467)
Common stock undistributed earnings (loss)	$ 16,467	$ 16,573	$ 12,655	$ 12,720	$ (1,254)	$ (1,255)
Class B common stock undistributed earnings (loss)	2,546	2,440	2,079	2,014	(213)	(212)
Total undistributed earnings (loss)	$ 19,013	$ 19,013	$ 14,734	$ 14,734	$ (1,467)	$ (1,467)
Denominator for Basic and Diluted EPS:						
Common stock weighted average shares	11,943	11,943	11,395	11,395	11,105	11,105
Effect of dilutive securities						
Dilutive stock options		599		430		59
Denominator for diluted EPS adjusted for weighted average shares and assumed conversions		12,542		11,825		11,164
Class B common stock weighted average shares, and shares under if-converted method for diluted EPS	2,052	2,052	2,080	2,080	2,097	2,097
Net income per share:						
Common stock	$ 1.62	$ 1.55	$ 1.35	$ 1.31	$ 0.13	$ 0.13
Class B common stock	$ 1.46	$ 1.40	$ 1.21	$ 1.18	$ 0.11	$ 0.11

Note: There were no common stock options that were anti-dilutive for fiscal 2023, fiscal 2022 and fiscal 2021.

New Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 (as amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and 2020-02) introduces a new forward-looking approach, based on expected losses, to estimate credit losses on certain types of financial instruments, including trade receivables. The estimate of expected credit losses will require entities to incorporate considerations of historical information, current information and reasonable and supportable forecasts. This ASU also expands the disclosure requirements to enable users of financial statements to understand the entity's assumptions, models and methods for estimating expected credit losses. The new standard is effective for smaller reporting companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted. The Company will adopt in the first quarter of fiscal 2024 and the expected impact on the consolidated financial statements is not material.

4.   **REVOLVING CREDIT FACILITY**

The Company entered into a Revolving Credit Facility with PNC Bank N.A. on March 20, 2023. Borrowings under the Company's Revolving Credit Facility, including the Swingline Loan and Letter of Credit sub-facility extended to the Company thereunder, are secured by (i) a continuing first priority lien on and security interest in and to substantially all of the assets of the Company and its domestic subsidiaries and (ii) a continuing first priority pledge of the Pledged Collateral of the Company and the Guarantors identified in the Security Agreement and the Pledge Agreement executed in connection with the Credit Agreement. The combined maximum borrowings under the Revolving Credit Facility are $30,000,000. Proceeds of borrowings will be used for working capital and general corporate purposes.

The Credit Agreement provides that the Company must maintain compliance with a maximum consolidated leverage ratio covenant and a minimum consolidated fixed charge coverage ratio, each as determined in accordance with the Credit Agreement. The Credit Agreement also contains affirmative, negative and financial covenants customary for financings of this type, including, among other things, limitations on certain other indebtedness, loans and investments, liens, mergers, asset sales, and transactions with affiliates, as well as customary events of default for financings of this type. The Company was in full compliance with all covenants as May 27, 2023.

Borrowings under the Revolving Credit Facility will bear interest at a rate per annum selected by the Company from the following options: (a) Term SOFR Rate (for the applicable Interest Period) plus the SOFR Adjustment (for the applicable Interest Period) plus 1.25%; (b) Base Rate plus 0.25% or (c) Daily Simple RFR (for Euros) plus the RFR Adjustment plus 1.25%. Letters of Credit issued under the Letter of Credit sub-facility will have a letter of credit fee equal to 1.25% per annum. The fee for the unused portion of the credit line is 0.10%.

There was no amount outstanding under the Revolving Credit Facility as of May 27, 2023.

5.   **RELATED PARTY TRANSACTION**

On June 15, 2015, the Company entered into a lease agreement for the IMES facility with LDL, LLC. That lease agreement was extended for five years in fiscal 2021. The Company shall be entitled to extend the term of the lease for a period of an additional five years by notifying the landlord in writing of its intention to do so within six months of the expiration of the term. The Executive Vice President of IMES, Lee A. McIntyre III (former owner of IMES), has an ownership interest in LDL, LLC. Mr. McIntyre departed from the Company in fiscal year 2023, effective as of September 24, 2022. The lease agreement provides for monthly payments over five years with total future minimum lease payments of $0.3 million. Rental expense related to this lease amounted to $0.2 million for the fiscal year ended May 27, 2023, $0.2 million for fiscal year ended May 28, 2022 and $0.1 million for fiscal year ended May 29, 2021.

6.   **INTANGIBLE ASSETS**

Intangible assets are initially recorded at their fair market values determined by quoted market prices in active markets, if available, or recognized valuation models. Intangible assets that have finite useful lives are amortized over their useful lives and are tested for impairment when events or changes in circumstances occur that indicate possible impairment. No impairment was recognized in fiscal 2023, fiscal 2022 or fiscal 2021.

Our intangible assets represent the fair value for customer relationships and technology acquired in connection with our acquisitions. Intangible assets subject to amortization were as follows *(in thousands)*:

	May 27, 2023	May 28, 2022
Gross Amounts:		
Customer Relationships (1)	$ 3,388	$ 3,393
Technology	380	230
Total Gross Amounts	$ 3,768	$ 3,623
Accumulated Amortization:		
Customer Relationships	$ 1,671	$ 1,453
Technology	205	160
Total Accumulated Amortization	$ 1,876	$ 1,613
Net Intangible Assets	$ 1,892	$ 2,010

(1) Change from prior periods reflect impact of foreign currency translation.

Companies must perform the annual test for impairment for indefinite life intangible assets, for which the Company has none, as well as test definite life assets for impairment in the event of a "trigger event" such as adverse changes in the business climate or market which might negatively impact the value of a reporting unit. We determined that the intangible assets were not impaired as of May 27, 2023 on the basis that no adverse events or changes in circumstances were identified that could indicate that the carrying amounts of such assets may not be recoverable.

The amortization expense associated with the intangible assets subject to amortization for the next five years is presented in the following table *(in thousands)*:

Fiscal Year	Amortization Expense
2024	$ 252
2025	239
2026	206
2027	194
2028	183
Thereafter	818
Total amortization expense	$ 1,892

The amortization expense associated with the intangible assets totaled approximately $0.3 million during fiscal 2023 and $0.2 million during fiscal 2022 and fiscal 2021. The weighted average number of years of amortization expense remaining is 10.6 years.

7. LEASE OBLIGATIONS AND OTHER COMMITMENTS

The Company leases real and personal property in the normal course of business under various operating and financing leases. The Company uses operating leases for facility space and automobiles. Most of the leased facility space is for sales and general office use. Automobile leases are used throughout the Company. Financing leases were used for computer servers.

Several leases include renewal clauses which vary in length and may not include specific rent renewal amounts. The Company will revise the value of the right of use assets and associated lease liabilities when the Company determines it is reasonably certain of renewal.

The gross amounts of assets and liabilities related to both operating and financing leases at May 27, 2023 and May 28, 2022 were as follows *(in thousands)*:

Lease Type	May 27, 2023		May 28, 2022	
Operating lease ROU asset	$	2,457	$	3,024
Financing lease ROU asset		—		215
Total Lease ROU asset	$	2,457	$	3,239
Operating lease liability current	$	1,028	$	1,109
Financing lease liability current		—		—
Total lease liability current	$	1,028	$	1,109
Operating lease liability non-current	$	1,429	$	1,915
Financing lease liability non-current		—		—
Total lease liability non-current	$	1,429	$	1,915

The components of lease costs for fiscal 2023 and fiscal 2022 were as follows *(in thousands)*:

Lease Type	Classification	Fiscal Year Ended May 27, 2023		Fiscal Year Ended May 28, 2022	
Consolidated operating lease expense	Operating expenses	$	1,721	$	1,781
Consolidated financing lease amortization	Operating expenses		—		92
Consolidated financing lease interest	Interest expense		—		3
Consolidated financing lease expense			—		95
Net lease cost		$	1,721	$	1,876

Rent expense for fiscal 2023, fiscal 2022 and fiscal 2021 was $1.5 million, $1.6 million, and $1.7 million, respectively.

Our future lease commitments for minimum rentals, including common area maintenance charges and property taxes during the next five years are as follows *(in thousands)*:

Fiscal Year	Operating Leases	
2024	$	1,147
2025		827
2026		453
2027		113
2028		23
Thereafter		12
Total lease payments		2,575
Lease inputted interest		118
Net minimum lease payments	$	2,457

The weighted average remaining lease terms and interest rates of leases held by the Company as of May 27, 2023 were as follows:

Lease Type	Weighted Average Remaining Lease Term in Years	Weighted Average Interest Rate
Operating leases	2.6	4.0%

The cash outflows of the leasing activity of the Company as lessee for fiscal 2023 and fiscal 2022 were as follows (in thousands):

		Fiscal Year Ended	
Cash Flow Source	**Classification**	**May 27, 2023**	**May 28, 2022**
Operating cash flows from operating leases	Operating activities	$ 566	$ 747
Operating cash flows from financing leases	Operating activities	—	148
Finance cash flows from financing leases	Financing activities	—	151

8. INCOME TAXES

Income before income taxes included the following components (in thousands):

	Fiscal Year Ended		
	May 27, 2023	**May 28, 2022**	**May 29, 2021**
United States	$ 22,258	$ 12,299	$ 1,077
Foreign	2,772	3,460	1,231
Income before income taxes	$ 25,030	$ 15,759	$ 2,308

The provision (benefit) for income taxes for fiscal 2023, fiscal 2022 and fiscal 2021 consisted of the following (in thousands):

	Fiscal Year Ended		
	May 27, 2023	**May 28, 2022**	**May 29, 2021**
Current:			
Federal	$ 954	$ (4,213)	$ 108
State	1,212	950	—
Foreign	547	1,038	665
Total current	2,713	(2,225)	773
Deferred:			
Federal	—	—	—
Foreign	(16)	57	(120)
Total deferred	(16)	57	(120)
Income tax provision (benefit)	$ 2,697	$ (2,168)	$ 653

The differences between income taxes at the U.S. federal statutory income tax rate of 21.0% for fiscal 2023, fiscal 2022 and fiscal 2021 and the reported income tax provision for fiscal 2023, fiscal 2022 and fiscal 2021, are summarized as follows:

	Fiscal Year Ended		
	May 27, 2023	**May 28, 2022**	**May 29, 2021**
Federal statutory rate	21.0%	21.0%	21.0%
Effect of:			
State income taxes, net of federal tax benefit	3.6	5.5	21.6
Foreign taxes at other rates	0.9	4.5	10.5
Permanent tax differences	0.1	(2.0)	18.3
Change in valuation allowance for deferred tax assets	(7.0)	(43.1)	(49.7)
Return to provision adjustments	(0.7)	0.2	2.2
R&D credit	(3.7)	—	—
Other	(3.4)	0.2	4.4
Effective tax rate	10.8%	(13.7)%	28.3%

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Our deferred tax assets and liabilities reflect operations as of May 27, 2023 and May 28, 2022. Significant components were as follows (*in thousands*):

	Fiscal Year Ended	
	May 27, 2023	May 28, 2022
Deferred tax assets:		
NOL carryforwards - foreign and domestic	$ 2,324	$ 2,796
Inventory valuations	1,506	1,571
Goodwill	1,056	1,182
Foreign tax credits	26	1,782
Severance reserve	131	183
Foreign capital loss	944	1,224
Section 174 capitalization	1,215	—
Lease liability	381	520
Other	1,067	1,480
Subtotal	8,650	10,738
Valuation allowance - foreign and domestic	(1,375)	(3,474)
Net deferred tax assets after valuation allowance	7,275	7,264
Deferred tax liabilities:		
Accelerated depreciation	(2,441)	(2,406)
Tax on undistributed earnings	(24)	(24)
ROU assets	(381)	(520)
Other	(1)	(1)
Subtotal	(2,847)	(2,951)
Net deferred tax assets	$ 4,428	$ 4,313
Supplemental disclosure of net deferred tax assets, excluding valuation allowance:		
Domestic	$ 4,517	$ 6,017
Foreign	1,285	1,770
Total	$ 5,802	$ 7,787

The Inflation Reduction Act (the "IRA"), signed into law by President Biden on August 16, 2022, has several key corporate tax-related provisions, including a 15% creditable book minimum tax on adjusted financial statement income ("AFSI") of applicable corporations, clean energy tax incentives and 1% excise tax on certain corporate stock buybacks. The Company did not rise to the level of AFSI to be subject to the 15% creditable book minimal tax. The Company did not have a material impact from the IRA. The Creating Helpful Incentives to Produce Semiconductors Act of 2022 (the "CHIPS Act") was signed into law by President Biden on August 9, 2022, which created a new 25% investment tax credit for qualified property placed in service for semiconductor manufacturing. This production credit was not applicable to the Company.

During the fourth quarter of fiscal 2023, the Company recorded research and development ("R&D") tax credits of $0.9 million. These credits represent the expected U.S. federal and state credits to be claimed for fiscal 2020 through fiscal 2023. The Company has not previously recorded any benefit from an R&D tax credit due to the fact that the Company did not believe it was economically prudent to pursue these credits in prior years.

For taxable years beginning after December 31, 2021, taxpayers are required to capitalize certain R&D expenses and amortize them over five or fifteen years under IRC Section 174. This provision increased our taxable income for the year ended May 27, 2023, and resulted in additional cash tax payments for U.S. federal and state income taxes. This provision also generated a deferred tax asset for the year ended May 27, 2023.

As of May 27, 2023 and May 28, 2022 we have utilized all net deferred tax assets related to federal net operating loss ("NOL") carryforwards. Net deferred tax assets related to domestic state NOL carryforwards at May 27, 2023 amounted to approximately $2.1 million, compared to $2.4 million at May 28, 2022. Net deferred tax assets related to foreign NOL carryforwards was $0.2 million as of May 27, 2023 compared to $0.4 million as of May 28, 2022, with various or indefinite expiration dates. We released the valuation allowance and have utilized $1.8 million of domestic net deferred tax asset related to foreign tax credit carryforwards as of May 27, 2023.

We have historically determined that undistributed earnings of our foreign subsidiaries, to the extent of cash available, will be repatriated to the U.S. The deferred tax liability on the outside basis difference is now primarily withholding tax on future dividend distributions. The deferred tax liability related to undistributed earnings of our foreign subsidiaries was less than $0.1 million in both fiscal 2023 and fiscal 2022.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to support a more likely than not assertion that its deferred tax assets will be realized. A significant component of objective evidence evaluated was the cumulative income or loss incurred in each jurisdiction over the three-year period ended May 27, 2023. We considered other positive evidence in determining the need for a valuation allowance in the U.S. including the subpart F and GILTI inclusions of our foreign earnings, the changes in our business performance in recent years and the utilization of federal NOLs. The weight of this positive evidence is sufficient to outweigh other negative evidence in evaluating our need for a valuation allowance in the U.S. federal jurisdiction. As a result of the positive evidence outweighing the negative evidence for the year ended May 28, 2022, we released the full valuation allowance on the U.S. federal and state deferred tax items. In addition, in the year ended May 28, 2022, we partially released the valuation allowance on the state NOL deferred tax item, based on the amount of the NOLs that management believed it is more likely than not to realize. As of May 27, 2023, we have released $1.8 million of the valuation allowance on the deferred tax asset related to foreign tax credits based on positive evidence that arose during the fourth quarter of fiscal 2023 related to the foreign tax credit limitation calculation.

As of May 27, 2023, a valuation allowance of $1.4 million was recorded, representing the portion of the deferred tax asset that management does not believe is more likely than not to be realized. The valuation allowance as of May 28, 2022 was $3.5 million. The remaining valuation allowance relates to state NOLs ($0.2 million) and deferred tax assets in foreign jurisdictions where historical taxable losses have been incurred ($1.3 million). The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

Income taxes paid, including foreign estimated tax payments, were $4.8 million, $1.5 million and $0.1 million, during fiscal 2023, fiscal 2022 and fiscal 2021, respectively.

In the normal course of business, we are subject to examination by taxing authorities throughout the world. Generally, years prior to fiscal 2017 are closed for examination under the statute of limitation for U.S. federal, U.S. state and local or non-U.S. tax jurisdictions. We were under examination for fiscal 2015 through fiscal 2018 in Germany. The audit was settled in the fourth quarter of fiscal 2022. In the second quarter of fiscal 2023, the Company paid the audit assessment for the fiscal 2015 through fiscal 2018 years. The Company recorded a tax expense of less than $0.1 million due to receiving the final assessment for the German audit. The $0.1 million of uncertain tax positions recorded in prior quarters has been fully utilized as of May 27, 2023. Our primary foreign tax jurisdictions are Germany and the Netherlands. We have tax years open in Germany beginning in fiscal 2019 and the Netherlands beginning in fiscal 2021.

The Company did not record any uncertain tax positions as of May 27, 2023, as compared to $0.1 million as of May 28, 2022. The reserve for the German audits was reversed in fiscal 2023. We record penalties and interest related to uncertain tax positions in the income tax expense line item within the Consolidated Statements of Comprehensive Income. Accrued interest and penalties were included within the related tax liability line in the Consolidated Balance Sheets. We have not recorded a liability for interest and penalties as of May 27, 2023 or May 28, 2022.

The following table summarizes the activity related to the unrecognized tax benefits *(in thousands)*:

	Fiscal Year Ended			
	May 27, 2023		May 28, 2022	
Unrecognized tax benefits, beginning of period	$	125	$	142
Currency translation adjustment		(4)		(17)
Release German reserve		(121)		—
Unrecognized tax benefits, end of period	$	—	$	125

9. EMPLOYEE BENEFIT PLANS

The employee profit sharing plan is a defined contribution profit sharing plan. The profit sharing plan has a 401(k) provision whereby we match 50% of employee contributions up to 6.0% of pay for fiscal 2023 and fiscal 2022. The Company matched contributions up to 4.0% of pay for fiscal 2021. Charges to expense for matching contributions to this plan were $1.0 million, $0.8 million and $0.6 million, during fiscal 2023, fiscal 2022 and fiscal 2021, respectively.

10. SEGMENT AND GEOGRAPHIC INFORMATION

As described in Note 1, *Description of the Company* and Note 2, *Basis of Presentation,* the Company began reporting the results for its new Green Energy Solutions ("GES") segment in the first quarter of fiscal 2023 due to its focus on power applications that support the green energy market. The GES segment has been carved out of our existing Power and Microwave Technologies ("PMT") segment. Accordingly, the Company is reporting its financial performance based on four operating and reportable segments. The results for fiscal 2022 and fiscal 2021 presented herein were adjusted to reflect the presentation of the new GES segment separately from the PMT segment.

The Company's four operating and reportable segments for fiscal 2023, fiscal 2022 and fiscal 2021 were defined as follows:

Power and Microwave Technologies combines our core engineered solutions capabilities, power grid and microwave tube business with new disruptive RF, Wireless and Power technologies. As a designer, manufacturer, technology partner and authorized distributor, PMT's strategy is to provide specialized technical expertise and engineered solutions based on our core engineering and manufacturing capabilities on a global basis. We provide solutions and add value through design-in support, systems integration, prototype design and manufacturing, testing, logistics and aftermarket technical service and repair—all through our existing global infrastructure. PMT's focus is on products for power, RF and microwave applications for customers in 5G, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. PMT focuses on various applications including broadcast transmission, CO_2 laser cutting, diagnostic imaging, dielectric and induction heating, high energy transfer, high voltage switching, plasma, power conversion, radar and radiation oncology. PMT also offers its customers technical services for both microwave and industrial equipment.

Green Energy Solutions combines our key technology partners and engineered solutions capabilities to design and manufacture innovative products for the fast-growing energy storage market and power management applications. As a designer, manufacturer, technology partner and authorized distributor, GES's strategy is to provide specialized technical expertise and engineered solutions using our core design engineering and manufacturing capabilities on a global basis. We provide solutions and add value through design-in support, systems integration, prototype design and manufacturing, testing, logistics and aftermarket technical service and repair—all through our existing global infrastructure. GES's focus is on products for numerous green energy applications such as wind, solar, hydrogen and Electric Vehicles, and other power management applications that support green solutions such as synthetic diamond manufacturing.

Canvys provides customized display solutions serving the corporate enterprise, financial, healthcare, industrial and medical original equipment manufacturers markets. Our engineers design, manufacture, source and support a full spectrum of solutions to match the needs of our customers. We offer long term availability and proven custom display solutions that include touch screens, protective panels, custom enclosures, All-In-One computers, specialized cabinet finishes and application specific software packages and certification services. We partner with both private label manufacturing companies and leading branded hardware vendors to offer the highest quality display and touch solutions and customized computing platforms.

Healthcare manufactures, repairs, refurbishes and distributes high value replacement parts and equipment for the healthcare market including hospitals, medical centers, asset management companies, independent service organizations and multi-vendor service providers. Products include diagnostic imaging replacement parts for CT and MRI systems; replacement CT and MRI tubes; CT service training; MRI coils, cold heads and RF amplifiers; hydrogen thyratrons, klystrons, magnetrons; flat panel detector upgrades; pre-owned CT systems; and additional replacement solutions currently under development for the diagnostic imaging service market. Through a combination of newly developed products and partnerships, service offerings and training programs, we believe we can help our customers improve efficiency while lowering the cost of healthcare delivery.

The CEO, who is the chief operating decision maker, evaluates performance and allocates resources primarily based on the gross profit of each segment.

Operating results by segment are summarized in the following table (*in thousands*):

		Fiscal Year Ended				
		May 27, 2023		May 28, 2022		May 29, 2021
PMT						
Net Sales	$	164,299	$	155,445	$	128,980
Gross Profit		54,089		50,810		43,546
GES						
Net Sales	$	47,596	$	22,611	$	8,300
Gross Profit		13,719		7,231		2,405
Canvys						
Net Sales	$	39,331	$	35,187	$	29,319
Gross Profit		12,375		11,252		10,274
Healthcare						
Net Sales	$	11,432	$	11,377	$	10,338
Gross Profit		3,506		2,407		2,600

A reconciliation of assets to the relevant consolidated amount is as follows (*in thousands*):

		May 27, 2023		May 28, 2022
Segment assets	$	149,976	$	120,696
Cash and cash equivalents		24,981		35,495
Investments - current		—		5,000
Other current assets (1)		2,771		2,686
Net property, plant and equipment		14,124		9,435
Operating lease ROU asset		1,403		1,894
Financing lease ROU asset		—		215
Other non-current assets		267		—
Other assets - non-current deferred income taxes		4,526		4,398
Total assets	$	198,048	$	179,819

(1) Other current assets include miscellaneous receivables and prepaid expenses.

Assets are not disclosed by reportable segment as the Company does not track assets by reportable segment and certain assets are not specific to any reportable segment.

Capital expenditures for our Healthcare segment during fiscal 2023 and fiscal 2022 were approximately $0.6 million and $1.0 million, respectively. In addition, we also had capital expenditures during fiscal 2023 and fiscal 2022 related to the Company's ERP system as well as facilities that were not specific to any particular reportable segment.

Geographic net sales information is primarily grouped by customer destination into five areas: North America; Asia/Pacific; Europe; Latin America; and Other.

Net sales and gross profit by geographic region are summarized in the following table (*in thousands*):

| | Fiscal Year Ended | | |
	May 27, 2023	May 28, 2022	May 29, 2021
Net Sales			
North America	$ 112,214	$ 98,527	$ 73,625
Asia/Pacific	59,557	49,235	40,839
Europe	62,017	64,435	52,549
Latin America	28,924	12,439	9,651
Other (1)	(54)	(16)	273
Total	$ 262,658	$ 224,620	$ 176,937
Gross Profit			
North America	$ 43,580	$ 36,548	$ 28,639
Asia/Pacific	18,775	15,728	13,520
Europe	18,760	19,215	16,958
Latin America	7,735	4,340	3,405
Other (1)	(5,161)	(4,131)	(3,697)
Total	$ 83,689	$ 71,700	$ 58,825

(1) *Other includes primarily net sales not allocated to a specific geographical region, unabsorbed value-add cost and other unallocated expenses.*

We sell our products to customers in diversified industries and perform periodic credit evaluations of our customers' financial condition. Terms are generally on open account, payable net 30 days in North America, and vary throughout Asia/Pacific, Europe and Latin America. Estimates of credit losses are recorded in the financial statements based on monthly reviews of outstanding accounts.

Net assets by geographic region are summarized in the following table (*in thousands*):

| | Fiscal Year Ended | |
	May 27, 2023	May 28, 2022
Net Assets		
North America	$ 106,528	$ 90,979
Asia/Pacific	12,347	11,514
Europe	37,843	30,873
Latin America	2,602	2,481
Total	$ 159,320	$ 135,847

The Company had long-lived assets of $22.7 million as of May 27, 2023 and $19.0 million as of May 28, 2022. The long-lived assets, which include our fixed assets and intangibles, were primarily in the U.S. There were approximately $0.3 million of long-lived assets that belong to our foreign affiliates as of May 27, 2023 and $0.4 million as of May 28, 2022.

The Company had depreciation and amortization expense of $3.7 million, $3.4 million and $3.4 million for fiscal 2023, fiscal 2022 and fiscal 2021, respectively. The depreciation and amortization, which includes our fixed assets and intangibles, were primarily in the U.S. Depreciation and amortization expense that belongs to our foreign affiliates was approximately $0.1 million for fiscal 2023, $0.1 million for fiscal 2022 and $0.3 million for fiscal 2021, respectively.

11. RISKS AND UNCERTAINTIES

While the immediate impacts of the COVID-19 pandemic have been assessed, the long-term effects of the disruption, including supply chain disruption, and resulting impact on the global economy and capital markets remain unpredictable, and depend on future developments, such as the possible resurgence of the virus, variant strains of the virus, vaccine availability and effectiveness, and future government actions in response to the crisis. The residual impact of the COVID-19 pandemic and its effects on supply chains and general economic conditions continues to evolve. The COVID-19 pandemic and its residual negative impact on general economic conditions has had and continues to have a negative effect on our business, results of operations, cash flows, gross margins as a percentage of net sales (particularly within our Canvys segment). While the Company did not experience sales declines during fiscal year 2023 as a direct result of the pandemic, the residual economic impact from the pandemic continued to negatively impacted our gross margins as a percentage of net sales in our Canvys segment.

It is likely that the pandemic will continue to affect our business for an indeterminable period of time due to the impact on the global economy, including with respect to transportation networks and supply chains, the availability of raw materials, production efforts and customer demand for our products. We have experienced and continue to experience component delays which negatively impact our product development schedule.

Management continues to monitor the impact of global economic factors on its financial condition, liquidity, operations, suppliers, industry and workforce. Our ability to predict and respond to future changes resulting from the Covid pandemic is uncertain. Even after the Covid pandemic fully subsides, there may be continued long-term effects on our business practices and customers in economies in which we operate that could severely disrupt our operations and could have a material adverse effect on our business, results of operations, cash flows and financial condition. As we cannot predict the duration, scope or severity of the Covid pandemic, the negative financial impact to our results cannot be reasonably estimated and could be material.

12. VALUATION AND QUALIFYING ACCOUNTS

The following table presents the valuation and qualifying account activity for fiscal years ended May 27, 2023, May 28, 2022 and May 29, 2021, (*in thousands*):

Description	Balance at beginning of period	Charged to expense	Deductions	Balance at end of period
Year ended May 27, 2023				
Allowance for doubtful accounts	$ 186	$ 50 [1]	$ (45) [2]	$ 191
Inventory provisions	6,060	466 [3]	(658) [4]	5,868
Year ended May 28, 2022				
Allowance for doubtful accounts	$ 202	$ 103 [1]	$ (119) [2]	$ 186
Inventory provisions	5,866	462 [3]	(268) [4]	6,060
Year ended May 29, 2021				
Allowance for doubtful accounts	$ 334	$ 149 [1]	$ (281) [2]	$ 202
Inventory provisions	5,393	1,041 [3]	(568) [4]	5,866

Notes:
(1) Charges to bad debt expense.
(2) Uncollectible amounts written off, net of recoveries and foreign currency translation.
(3) Charges to cost of sales. Included in fiscal 2023 were inventory write-downs of $0.3 million for PMT, $0.1 million for Canvys and $0.1 million for Healthcare.
(4) Inventory disposed or sold, net of foreign currency translation.

13. **SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)** (*in thousands, except per share amounts*):

Description	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2023				
Net sales	$ 67,557	$ 65,905	$ 70,364	$ 58,832
Gross profit	23,027	21,851	22,405	16,406
Net income	6,324	5,549	6,340	4,120
Net income per share:				
Common stock - basic	$ 0.47	$ 0.40	$ 0.46	$ 0.29
Class B common stock - basic	0.42	0.36	0.41	0.27
Common stock - diluted	0.45	0.39	0.44	0.27
Class B common stock - diluted	0.40	0.35	0.40	0.25
Fiscal 2022				
Net sales	$ 53,704	$ 53,979	$ 55,308	$ 61,629
Gross profit	16,297	17,657	17,569	20,177
Net income	2,635	4,122	2,887	8,283
Net income per share:				
Common stock - basic	$ 0.20	$ 0.31	$ 0.22	$ 0.62
Class B common stock - basic	0.18	0.28	0.19	0.55
Common stock - diluted	0.20	0.30	0.21	0.59
Class B common stock - diluted	0.18	0.27	0.19	0.54

ITEM 9A. Controls and Procedures

(a)   Evaluation of Disclosure Controls and Procedures

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of May 27, 2023.

Disclosure controls and procedures are intended to provide reasonable assurance that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of May 27, 2023 at a reasonable assurance level.

(b)   Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of the Chief Executive Officer and Chief Financial Officer, management conducted an assessment of the effectiveness of our internal control over financial reporting as of May 27, 2023 based on the framework in the *Internal Control-Integrated Framework (2013)* published by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that assessment, management has concluded that the Company's internal control over financial reporting was effective as of May 27, 2023.

Management's assessment of the effectiveness of our internal control over financial reporting as of May 27, 2023 has been audited by BDO USA, P.A., an independent registered public accounting firm, as stated in their report, which is included herein.

(c)   Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Richardson Electronics, Ltd.
LaFox, Illinois

Opinion on Internal Control over Financial Reporting

We have audited Richardson Electronics Ltd.'s (the "Company's") internal control over financial reporting as of May 27, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 27, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of May 27, 2023 and May 28, 2022, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended May 27, 2023, and the related notes and our report dated July 31, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/BDO USA, P.A.

Chicago, Illinois
July 31, 2023

ITEM 9B. Other Information

None

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

Information concerning directors and executive officers of the registrant will be contained in our Proxy Statement to be issued in connection with our Annual Meeting of Stockholders scheduled to be held on October 10, 2023 and is incorporated herein by reference.

ITEM 11. Executive Compensation

Information concerning executive compensation will be contained in our Proxy Statement to be issued in connection with our Annual Meeting of Stockholders scheduled to be held on October 10, 2023 and is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information concerning security ownership of certain beneficial owners and management will be contained in our Proxy Statement to be issued in connection with our Annual Meeting of Stockholders scheduled to be held on October 10, 2023 and is incorporated herein by reference.

Equity Compensation Plan Information

The following table sets forth information as of May 27, 2023, with respect to compensation plans under which equity securities were authorized for issuance:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Per Share Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity Compensation Plans Approved by Security Holders	832,536	$ 8.96	1,027,864
Equity Compensation Plans Not Approved by Security Holders	23,564 (1)	12.95 (1)	—
Total	856,100	$ 9.07	1,027,864

(1) *Options issued in 1987 pursuant to an employment contract with a former officer and director of Richardson Electronics, Ltd.*

ITEM 13. Certain Relationships and Related Transactions and Director Independence

Information concerning certain relationships and related transactions will be contained in our Proxy Statement to be issued in connection with our Annual Meeting of Stockholders scheduled to be held on October 10, 2023 and is incorporated herein by reference.

ITEM 14. Principal Accountant Fees and Services

Information concerning accountant fees and services will be contained in our Proxy Statement to be issued in connection with our Annual Meeting of Stockholders scheduled to be held on October 10, 2023 and is incorporated herein by reference.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

(a)   List of Documents Filed as a Part of This Report:

    (1)   Index to Consolidated Financial Statements:

        Report of BDO USA, P.A., Independent Registered Public Accounting Firm

        Consolidated Balance Sheets as of May 27, 2023 and May 28, 2022.

        Consolidated Statements of Comprehensive Income for each of the three years ended May 27, 2023, May 28, 2022 and May 29, 2021.

        Consolidated Statements of Cash Flows for each of the three years ended May 27, 2023, May 28, 2022 and May 29, 2021.

        Consolidated Statements of Stockholders' Equity for each of the three years ended May 27, 2023, May 28, 2022 and May 29, 2021.

        Notes to Consolidated Financial Statements.

    (2)   Index to Financial Statement Schedules:

All schedules have been omitted because the required information is included in the consolidated financial statements or the notes thereto, or is not applicable or required. See Exhibit Index.

(b)   Financial Statements and Financial Statement Schedules.

Our consolidated financial statements being filed as part of this Form 10-K are filed on Item 8 of this Form 10-K. All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 16. Form 10-K Summary

None

EXHIBIT INDEX

Exhibit Number	Description
2(a)	Purchase Agreement between the Company and International Medical Equipment & Services, Inc. dated June 15, 2015 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on June 17, 2015).
2(b)	Acquisition Agreement, dated October 1, 2010, among Richardson Electronics, Ltd., certain subsidiaries of Richardson Electronics, Ltd. and Arrow Electronics, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 1, 2010).
2(c)	Amendment No. 1 to Acquisition Agreement, dated February 28, 2011, between Richardson Electronics, Ltd., and Arrow Electronics, Inc. (incorporated by reference to Exhibit 10(q)(i) to the Company's Annual Report on Form 10-K for the fiscal year ended May 28, 2011).
3(a)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Annex III of the Proxy Statement filed August 22, 2014).
3(b)	Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on June 12, 2017).
4*	Description of the Company's Securities.
10(a) †	Richardson Electronics, Ltd. 2011 Long-Term Incentive Plan (incorporated by reference to Annex A to the Company's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on August 23, 2011).
10(a)(i) †	Amendment to the Richardson Electronics, Ltd. 2011 Long-Term Incentive Plan (incorporated by reference to Annex II to the Company's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on August 22, 2014).
10(a)(ii)†	Amendment Two to the Richardson Electronics, Ltd. 2011 Long-Term Incentive Plan (incorporated by reference to Annex I to the Company's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on August 24, 2018).
10(b) †	Amended and Restated Edward J. Richardson Incentive Plan (incorporated by reference to Appendix A to the Company's Proxy Statement on Schedule 14A, filed with the SEC on August 30, 2012).
10(c) †	Richardson Electronics, Ltd. 2006 Stock Option Plan for Non-Employee Directors (incorporated by reference to Exhibit A to the Company's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on September 12, 2005).
10(d) †	Employment, Nondisclosure and Non-Compete Agreement, dated June 1, 2004, by and between the Company and Wendy Diddell (incorporated by reference to Exhibit 10.47 to the Company's Amendment No. 4 to the Registration Statement on Form S-1, Registration No. 333-113568, filed June 14, 2004).
10(d)(i) †	First Amendment to Employment, Nondisclosure and Non-Compete Agreement, dated May 31, 2007, by and between the Company and Wendy Diddell (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 6, 2007).
10(e) †	Employment, Nondisclosure and Non-Compete Agreement dated June 26, 2014, by and between the Company and Gregory J. Peloquin (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on June 27, 2014).
10(f)	Credit Agreement among the Company, the Guarantors party thereto, the Lenders party thereto and PNC Bank NA, as Administrative Agent, Swingline Lender and Issuing Lender thereunder (incorporated by reference to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 23, 2023).

10(g)	Security Agreement among the Company, the Guarantors party thereto, and PNC Bank N.A., as Administrative Agent (incorporated by reference to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 23, 2023).
10(h)	Pledge Agreement among the Company, the Guarantors party thereto, and PNC Bank N.A, as administrative Agent (incorporated by reference to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 23, 2023).
10(i) †	Employment, Nondisclosure and Non-Compete Agreement between the Company and Lee A. McIntyre III dated June 15, 2015 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 17, 2015).
10(i)(i) †	Amendment to the Employment, Nondisclosure and Non-Compete Agreement between the Company and Lee A. McIntyre III dated June 15, 2015 (incorporated by reference to Exhibit 10(u) to the Company's Annual Report on Form 10-K for the fiscal year ended June 2, 2018).
10(i)(ii) †	Amendment, dated December 14, 2018, to the Employment, Nondisclosure and Non-Compete Agreement between the Company and Lee A. McIntyre III dated June 15, 2015 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the second quarter of fiscal year ended June 1, 2019).
10(j) †	Employment, Nondisclosure and Non-Compete Agreement between the Company and Robert J. Ben dated as of August 4, 2015 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K with the SEC on August 7, 2015).
10(k) †	Form of Restricted Stock Award Agreement Pursuant to the Richardson Electronics, Ltd. 2011 Long-Term Incentive Plan (incorporated by reference to Exhibit 10(r) to the Company's Annual Report on Form 10-K for the fiscal year ended June 2, 2018).
10(l) †	Form of Nonqualified Stock Option Award for Employees Pursuant to the Richardson Electronics, Ltd. 2011 Long-Term Incentive Plan (incorporated by reference to Exhibit 10(s) to the Company's Annual Report on Form 10-K for the fiscal year ended June 2, 2018).
10(m) †	Form of Nonqualified Stock Option Award for Consultants Pursuant to the Richardson Electronics, Ltd. 2011 Long-Term Incentive Plan (incorporated by reference to Exhibit 10(t) to the Company's Annual Report on Form 10-K for the fiscal year ended June 2, 2018).
10(n) †	Disclosure of departure of Patrick Fitzgerald and change of responsibility of Wendy Diddell dated March 13, 2019 (incorporated by reference to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 14, 2019).
10.1 †	Employment, Nondisclosure and Non-Compete Agreement between the Company and Jens Ruppert dated June 25, 2015 (incorporated by reference to the Company's Current Report on Form 10-Q, filed with the Securities and Exchange Commission on October 10, 2019).
10.2 †	Amendment, dated May 11, 2021, to the Employment, Nondisclosure and Non-Compete Agreement between the Company and Lee A. McIntyre III dated June 15, 2015 (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended May 29, 2021).
10.3 †	Richardson Electronics, Ltd. Amended and Restated 2011 Long-Term Incentive Plan (incorporated by reference to Annex A of the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on August 24, 2020).
10.4 †	Form of Restrictive Stock Award Agreement Pursuant to the Richardson Electronics, Ltd. Amended and Restated 2011 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended May 29, 2021).
10.5 †	Form of Nonqualified Stock Option Award for Employees Pursuant to the Richardson Electronics, Ltd. Amended and Restated 2011 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended May 29, 2021).
14*	Richardson Electronics, LTD. Code of Conduct.

21*	Subsidiaries of the Company.
23.1*	Consent of Independent Registered Public Accounting Firm - BDO USA, P.A.
31.1*	Certification of Edward J. Richardson pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 (filed pursuant to Part I).
31.2*	Certification of Robert J. Ben pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 (filed pursuant to Part I).
32*	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed pursuant to Part I).
101*	The following financial information from our Annual Report on Form 10-K for the fourth quarter and fiscal year ended May 27, 2023, filed with the SEC on July 31, 2023, formatted in Inline Extensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income and Comprehensive Income, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statement of Stockholder's Equity and (v) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

† Executive Compensation Plan or Agreement
* Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Signature	Title	Date
By /s/ Edward J. Richardson Edward J. Richardson	Chairman of the Board, Chief Executive Officer (Principal Executive Officer), President and Director	July 31, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Edward J. Richardson Edward J. Richardson	Chairman of the Board, Chief Executive Officer (Principal Executive Officer), President and Director	July 31, 2023
/s/ Robert J. Ben Robert J. Ben	Chief Financial Officer and Chief Accounting Officer (Principal Financial and Accounting Officer)	July 31, 2023
/s/ Jacques Belin Jacques Belin	Director	July 31, 2023
/s/ James Benham James Benham	Director	July 31, 2023
/s/ Wendy S. Diddell Wendy S. Diddell	Director	July 31, 2023
/s/ Kenneth Halverson Kenneth Halverson	Director	July 31, 2023
/s/ Robert Kluge Robert Kluge	Director	July 31, 2023
/s/ Paul J. Plante Paul J. Plante	Director	July 31, 2023

Exhibit 4

DESCRIPTION OF THE COMPANY'S SECURITIES

Description of Capital Stock

As of July 25, 2023, Richardson Electronics, Ltd. (the "Company," "we," "us," and "our") has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock (the "Common Stock").

The following description of our capital stock is a summary of the material terms and provisions that apply to our capital stock. The summary does not purport to be complete. The summary is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation ("Certificate of Incorporation") and our Amended and Restated By-Laws ("By-Laws"), which are filed as exhibits to our Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to carefully review our Certificate of Incorporation and our Bylaws for additional information.

As of July 25, 2023, there were outstanding 12,184,674 shares of Common Stock and 2,051,488 shares of Class B common stock (the "Class B Stock").

Authorized Capital Stock

Our Certificate of Incorporation authorizes the issuance of up to 20,000,000 shares, comprised of 17,000,000 shares of Common Stock, par value $.05 per share and 3,000,000 shares of Class B Stock, par value $.05 per share.

Common Stock

Voting Rights

The holders of our Common Stock are entitled to one vote for each share they own and vote together with holders of Class B Stock and any preferred stock on all matters voted on by our stockholders (except to the extent required by law or provided by the Certificate of Incorporation).

The Common Stock does not have cumulative voting rights.

Dividends

The holders of the Common Stock shall be entitled to receive, to the extent permitted by law, such dividends as may be declared from time to time by the Board of Directors, provided, however, that: (a) no cash dividend shall be declared or paid on the Common Stock unless a cash dividend equal to 90% of the cash dividend on the Common Stock is simultaneously declared and paid on the Class B Stock; (b) other than cash dividends under (a) above, no other distribution of assets, property, rights to subscribe or evidence of indebtedness shall be declared or paid on the Common Stock unless a distribution in like kind and equal per share amount is simultaneously declared and paid on the Class B Stock; and (c) stock dividends declared on the Common Stock shall be payable solely in shares of Common Stock. No stock dividend shall be declared or paid on the Common

Stock unless a stock dividend payable in shares of Class B Stock, proportionately on a per share basis, is simultaneously declared and paid on the Class B Stock.

Other Provisions

All of the outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to our Common Stock.

Class B Stock

Voting Rights

The holders of our Class B Stock are entitled to ten votes for each share they own and vote together with holders of Common Stock and preferred stock on all matters voted on by our stockholders (except to the extent required by law or provided by the Certificate of Incorporation).

The Class B Stock does not have cumulative voting rights.

Dividends

The holders of the Class B Stock shall be entitled to receive, to the extent permitted by law, such dividends as may be declared from time to time by the Board, provided, however, that: (a) no cash dividend shall be declared or paid on the Class B Stock unless a cash dividend is simultaneously declared and paid on the Common Stock in an amount so that the cash dividend on the Class B Stock is 90% of the cash dividend on the Common Stock; (b) other than cash dividends under (a) above, no other distribution of assets, property, rights to subscribe or evidence of indebtedness shall be declared or paid on the Class B Stock unless a cash dividend or such other distribution in like kind and equal per share amount is simultaneously declared and paid on the Common Stock; and (c) stock dividends declared on the Class B Stock shall be payable solely in shares of Class B Stock. No stock dividend shall be declared or paid on the Class B Stock unless a stock dividend payable in shares of Common Stock, proportionately on a per share basis, is simultaneously declared and paid on the Common Stock.

Restrictions on Transfer

Shares of Class B Stock are not freely transferable. A holder of shares of Class B Stock may transfer those shares (whether by sale, assignment, gift, bequest, appointment or otherwise) only to a "Permitted Transferee" (as defined below). A transfer of Class B Stock to any person or entity other than a "Permitted Transferee" will result in the automatic conversion of those shares of Class B Stock into shares of Common Stock on a share-for-share basis.

The "Permitted Transferees" of an individual holder of shares of Class B Stock generally include record holders of shares as described below:

(i)   that stockholder's spouse;

(ii)   any lineal descendant of a grandparent of that stockholder and any spouse of that lineal descendant (we refer to these descendants and their spouses, together with the stockholders in question and their spouses, as the "Class B stockholder's family members");

(iii)   a trustee of a trust for the sole benefit of that stockholder, that Class B stockholder's family members and certain charitable organizations;

(iv)   certain charitable organizations established by that stockholder or that Class B stockholder's family members or the Company;

(v)   a partnership or corporation all of the beneficial ownership of which is owned (and continues to be owned) by that stockholder and/or certain other Permitted Transferees;

(vi)   the executor or administrator of the estate of that stockholder; and

(vii)   an employee stock ownership plan of ours.

Shares of Class B Stock may only be registered in the name of the beneficial owner thereof and not in a "street" or "nominee" name. The "beneficial owner" of shares of Class B Stock is defined as the person or persons who, or the entity or entities which, possess the power to direct the voting or the disposition of such shares.

Conversion

Shares of Class B Stock are convertible into Common Stock on a share-for-share basis at all times at the option of the holder without charge for any stamp or similar tax in respect of such issuance. In general, the conversion will be effective as of the date the Class B Stock is surrendered to us for conversion.

Any transfer, pledge or other disposition of shares of Class B Stock other than to a Permitted Transferee will result in an automatic conversion to Common Stock, on a share-for-share basis, unless such pledge is pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee, provided that such shares shall not be transferred to or registered in the name of the pledgee and shall remain subject to the restrictions of transfer described above.

If at any time the number of issued and outstanding shares of Class B Stock falls below 10% of the aggregate number of issued and outstanding shares of Common Stock, Class B Stock and preferred stock, all the outstanding shares of Class B Stock immediately and automatically will be converted into shares of Common Stock. In the event of such a conversion, certificates formerly representing outstanding shares of Class B Stock will thereafter be deemed to represent a like number of shares of Common Stock.

All shares of Class B Stock received by the Company upon conversion thereof into Common Stock will be returned to the status of authorized but unissued shares of Class B Stock.

Other Provisions

All of the outstanding shares of Class B Stock are fully paid and non-assessable. Holders of Class B Stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no redemption or sinking fund provisions with respect to our Class B Stock. The Class B Stock is subject to transfer and conversion restrictions described above.

Certain Provisions of Delaware Law, Our Certificate of Incorporation and By-Laws

Class B Stock

The holders of our Class B Stock are entitled to 10 votes for each share they own. As a result, the holders of Class B Stock have the ability to elect our board of directors. So long as the holders of Class B Stock constitute more than 50% of our voting power, they have the ability to control any possible merger, consolidation or sale of assets involving us.

Delaware Anti-Takeover Law

We are subject to Section 203 ("Section 203") of the Delaware General Corporation Law. Under this provision, we may not engage in any "business combination" with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

(i)   prior to that date our Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(ii)   upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction began; or

(iii)   on or following that date, the business combination is approved by our Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines "business combination" to include, subject to limited exceptions:

(i)   any merger or consolidation involving the corporation and the interested stockholder;

(ii)   any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

(iii)   any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

(iv)   any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

(v)   the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

The restrictions of Section 203 of the Delaware General Corporation Law do not apply to corporations that have elected, in the manner provided therein, not to be subject to Section 203 of the Delaware General Corporation Law. The Company has not made such an election. Accordingly, the Company would be subject to Section 203 in the event of a business combination.

Transfer Agent

EQ Shareholder Services is the Transfer Agent and Registrar for our capital stock.

Exhibit 14



RICHARDSON ELECTRONICS, LTD.
CODE OF CONDUCT

Effective April 2022

1

TABLE OF CONTENTS

3

1.   ETHICAL COMMITMENT

As a Richardson Electronics, Ltd. employee or Director, you are expected to act in the best interests of the Company and in a manner that is consistent with the highest legal, moral, and ethical business standards. This high standard is crucial to upholding the integrity of our corporation.

As employees and Directors, we are accountable to behave honestly and with integrity in all of our business practices, including when we deal with customers, suppliers, other third parties and with one another. By doing so we help to shape Richardson Electronics, Ltd.'s reputation – an intangible asset that, when positive, is so important to have, so easy to lose and so difficult to recapture. We will walk away from business we cannot achieve ethically and legally.

The following commitments establish the basis for the Company's Code of Conduct:

- To our employees: We are committed to providing all employees the opportunity to work in an environment free of harassment and unsafe conditions.

- To our suppliers: We are committed to being a good customer, encouraging and practicing fair competition, maintaining a sense of responsibility, and building professional and ethical relationships.

- To our customers: We are committed to providing value through high- quality service and products.

- To our communities: We are committed to responsible actions within our greater community.

This Code of Conduct will provide a framework and a set of guidelines for compliance with the ethical standards which guide our daily business activities. In conducting our business we support Richardson Electronics, Ltd.'s interests by understanding and practicing the spirit of the guidelines set forth in this Code of Conduct. Observing this Code is of utmost importance to Richardson Electronics, Ltd. The character of Richardson Electronics, Ltd. is reflected by the daily actions of its employees.

This Code of Conduct cannot and is not intended to cover every applicable law or provide answers to all questions that might arise; for that we must ultimately rely on each person's sense of what is right, including a sense of when it is proper to seek guidance from others on the appropriate course of conduct.

Whether you are new to Richardson Electronics, Ltd. or have been contributing to our success for many years, please take the time to review these guidelines carefully.

April 2022

1.1. Honesty and Integrity

There are two dimensions to honesty: honesty in communications and honesty in conduct.

Honesty in communications requires a good-faith intent to be truthful, accurate, straightforward and fair in all communications so that persons are not misled or deceived. Honesty in communications requires:

- Truthfulness: The ethical principle of truthfulness requires the good- faith intent to tell the truth. Truthfulness precludes intentional misrepresentations of fact, intent or opinion.

- Sincerity: Sincerity means that we will not create belief or impressions that are untrue, misleading or deceptive, including deliberate omissions, half-truths and out-of-context statements.

- Candor: In relationships involving legitimate expectations of trust, honesty may also require candor, the obligation to volunteer information that the other person needs or wants to know.

Honesty in conduct precludes stealing, cheating, fraud, deception and other forms of dishonesty to acquire anything of value (including money, jobs, competitive information or the approval of others).

Integrity embraces but means more than honesty. Integrity refers to the ethical principle of consistency between principle and practice. Integrity requires us to treat our beliefs about right and wrong as the ground rules for our daily behavior and decision-making. It requires us to *walk our talk* and to make decisions consistent with our values, especially our ethical values.

There are two aspects to integrity: being principled and having moral courage.

- Being principled involves the elevation of principle over expediency or self-interest and requires a consistency between words and actions. You don't just say what you believe about ethics, you show it.

- Moral Courage requires us to do what is right even when it is likely to cost us more than we want to pay and more than we think is fair. It occasionally requires us to stand up and be counted, to fight for our beliefs, to demonstrate the courage of our convictions in spite of social, economic or political pressures.

1.2. Responsibilities as Leaders

Each of Richardson Electronics, Ltd.'s leaders has a unique responsibility to encourage discussion of the ethical and legal implications of business decisions. This responsibility includes creating and sustaining a work environment in which employees, business partners, suppliers and contract workers and consultants know that ethical and legal behavior is expected of them. Such an environment requires open and honest two-way communications and being alert to indications that unethical or illegal conduct has occurred. At all times leaders are to advance, ethically and legally, the interests of Richardson Electronics, Ltd. This includes notifying appropriate executive management and taking appropriate action when it is determined that violations may have occurred.

1.3. A Simple Test for Ethical Decision Making

If you are not certain that your actions are proper, a simple check is to ask yourself the following questions:

- How would I feel if my family or friends knew of my actions?
- Would I behave differently if I knew my actions would be reported on the evening news?
- Does this meet "*the treat others as you would like them to treat you*" test? If the threat of public scrutiny makes you squirm, then your conscience is saying something important. Pay attention. You're playing with something that could tarnish a reputation, yours and Richardson Electronics, Ltd.'s. If in doubt, ask. Talk it out with your supervisor.

1.4. Purpose of the Code of Conduct

The purpose of the Company's Code of Conduct is to provide guidelines for conducting Company business in a legally and ethically appropriate manner. Each Director and employee is responsible for ensuring that his or her own conduct complies with this Code. Any person who violates the Code of Conduct will be held accountable for his or her action(s). Disciplinary action for violations of the Code may range up to and include immediate termination.

All statements contained in this Code are intended to reflect general policies, principles, and procedures, do not represent contractual commitments on the part of the Company, and may be changed at any time without notice.

Without limiting the generality of the foregoing, nothing in this Code should be construed to grant to any employee any right to benefits under any employee benefit plan, program or arrangement.

Any time that you have questions about the Code of Conduct, or the application of these principles, contact your supervisor, your Human Resources Representative or, if necessary, the Chief Executive Officer of the Company.

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1.5. Applicability of the Code of Conduct

These guidelines apply equally to Directors, Company officers, employees and individuals who are engaged to assist or render services on behalf of Richardson Electronics, Ltd. This includes attorneys, business consultants, advisors, agents, contractors and other representatives in providing such services. It is contrary to our code of conduct to engage another individual to do something on our behalf that would be in violation of our code and that we are prohibited from doing ourselves.

2. RESPONSIBILITY TO PROTECT

A Company's assets, both tangible and intangible, are intended to advance the interests of the Company and represent a source of current and future value for the Company. Company assets include tangible items such as facilities, equipment, inventory, funds, business records, computer systems and equipment. The intangible assets of the Company include things such as company time, intellectual property (e.g. patents and trademarks), competitive information and other proprietary or sensitive information. Each of us has a responsibility to protect Company assets from theft, loss, damage, and waste so as to avoid a negative impact on the Company's profitability, value and prospects.

2.1. Tangible Corporate Assets

Any use of Company property, facilities, or employee services must comply with the appropriate Company policies. These policies include, but are not limited to, the policies described in the Employee Handbook. Company personnel have accountability for the acquisition, use or misuse, and disposition of Company property. Employees may not take or divert Company property, equipment, or employee services for personal use.

Proper use and safeguarding of Richardson Electronics, Ltd.'s information systems assets is governed by the Policy on the Use of Company Property and Communications Systems.

2.2. Intangible Corporate Assets

2.2.1. Richardson Electronics, Ltd. Confidential/Proprietary Information and Intellectual Property

Each Richardson Electronics, Ltd. employee is responsible for safeguarding and appropriately using the Company's intangible assets, such as confidential/proprietary information, intellectual property and innovative ideas. Richardson Electronics, Ltd. employees shall not, at any time during or subsequent to employment, disclose any confidential/proprietary information or intellectual property to any person or entity that is not an employee of Richardson Electronics, Ltd. This responsibility to protect confidential information is subject to Whistleblower Protection Rights.

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"Confidential/proprietary information" means any information not generally known or previously published to the public by Richardson Electronics, Ltd. which concerns any of Richardson Electronics, Ltd.'s business or prospective future business. This includes, for example, non-public financial, business and operating information, budgets, sales or earnings forecasts, business and strategic plans, pricing information and contract terms, information about customer, supplier or prospects, marketing plans, new product or service information, and other proprietary business information and methods. Intellectual property assets are not limited to those in written form, but also include information in electronic form as well as information that may be held in the minds and memories of Richardson Electronics, Ltd. employees.

"Intellectual property" includes information pertaining to patents, trademarks, copyrights and trade secrets. Such information/property should not be disclosed to third parties without the express consent of the Chief Executive Officer or a Senior Vice President of the Company. Access to sensitive Company information should be limited to those who legitimately need it to do work for Richardson Electronics, Ltd. It should be used for Company business purposes only, and not for personal benefit or the benefit of others.

2.2.2. Confidential/Proprietary Information of Others

Confidential/proprietary information belonging to other companies must be given protection against unauthorized disclosure and use consistent with the specific obligations Richardson Electronics, Ltd. agreed to when it accepted such information. In the absence of such specific obligations, third-party confidential and proprietary information is to be given the same level of protection against unauthorized disclosure and use that we give our own information.

2.2.3. Protecting Competitive Information

To compete and succeed in the global marketplace, every Richardson Electronics, Ltd. employee has a responsibility to protect the company's competitive information. To that end, employees should:
- Avoid taking sensitive documents from Company premises. If you must, keep valuable papers with you at all times. Documents left unattended are subject to compromise or theft.
- Mark confidential documents when sending electronically or otherwise to customers, suppliers, Richardson Electronics, Ltd. employees and other authorized recipients.
- Be guarded in what you say on the telephone in public settings and on mobile phones.
- Guard your laptop computer. Stealing laptops is a common way of acquiring business secrets.
- Be careful what you say in casual conversation with "friendly" strangers. Pay attention to those around you who might overhear a business conversation.

9

- Remember that trashed papers, disks, audio tapes and other items can be treasures for unauthorized people who are interested in knowing more about Richardson Electronics, Ltd.'s business. Use appropriate practices (shredding, secure containers, etc.) when disposing of sensitive materials.
- Theft of briefcases is common; take care not to leave your brief case unattended. Avoid leaving computers, briefcases or other sensitive materials in unattended vehicles.

2.2.4. Personal Use of Material Non-Public Information

Directors, officers and Richardson Electronics, Ltd. employees may have access to material information about Richardson Electronics, Ltd. or other companies that is not publicly available. Federal and state securities laws prohibit "insider trading" on such information. Penalties for insider trading are serious and can include criminal prosecution. Employees are also restricted by the Company's Insider Trading Policy.

Additional information about insider trading can be found in Richardson Electronics, Ltd.'s Insider Trading Policy. Questions about insider trading should be directed to the Chief Financial Officer.

2.2.5. Protecting Employee Information (Employee Privacy)

Richardson Electronics, Ltd. requires access to personal employee information in order to administer programs such as payroll and benefits. Information such as personal phone number(s), address, Social Security Number, family information, benefits selections, medical conditions, salary and performance ratings is considered confidential. This data as well as employee personnel files can be accessed only by authorized employees for business purposes or other purposes permitted by law. Additionally, this information will be shared outside of the Company only as required by law, to administer benefits or other programs, to make decisions about the applicability of certain laws, or as necessary for other business reasons.

If, as an employee, you have access to personal information about any of our employees as part of your job, you must use it solely for business purposes or as permitted/required by law.

10

2.3. <u>Document Ownership and Retention</u>

Procedures have been established to assure that records are maintained for required periods and that records no longer needed are destroyed on a timely basis. Record retention schedules should be reviewed regularly and followed consistently.

All documents created by any of the Richardson Electronics, Ltd.'s employees in the performance of their job duties are the property of the Richardson Electronics, Ltd. If you have any doubt about the propriety or legality of disposing of a document, it is imperative that you consult with your Supervisor, your Human Resources Representative or, if necessary, the Chief Executive Officer of the Company. Directors and Company Officers should consult with the Chief Executive Officer or, if necessary, the Chairman of the Audit Committee. Destruction of records to avoid disclosure in a legal proceeding may constitute a criminal offense.

If you have reason to believe that other individuals have withheld, unlawfully disposed of, falsified, or are considering destroying or falsifying potentially relevant documents, you must report your suspicions immediately to your Supervisor, your Human Resources Representative or, if necessary, the Chief Executive Officer of the Company.

2.4. <u>Avoiding Misrepresentation</u>

It is important that you not present a false or misleading impression of the authority you have to act on the Company's behalf. With regard to requests for proprietary information or opinions about our business, it is inappropriate for you to speak on the Company's behalf, unless specifically authorized.

3.   CONFLICTS OF INTEREST

Each employee, Director and Company Officer will act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest among personal and professional relationships. All Company Directors and employees are expected to make business decisions based on the best interests of Richardson Electronics, Ltd. as a whole and not based on personal interests, relationships or benefits. We are accountable to perform our job responsibilities in an ethical manner to avoid inappropriate conflicts of interest or the appearance of such conflicts.

A conflict of interest generally arises when an individual's personal or private interest in a situation or transaction influences or appears to influence the individual's ability to act in the best interests of the Company as a whole or otherwise impairs that individual's objective judgment as to what is best for the Company.

Actual or potential conflict of interest situations may arise directly or indirectly, through the involvement of a family member or close personal friend. Such situations include, but are not limited to, making purchasing decisions based on self-interest rather than the Company's interest, taking on outside work that makes it difficult to objectively or effectively carry out our responsibilities to the Company, engaging in personal relationships that might impair our independence or judgment, or accepting unearned personal benefits as a result of our position at Richardson Electronics, Ltd.

Employees are obligated to review their personal and employment situations and discuss, with the Chief Executive Officer, any possible conflicts of interest or appearances of conflicts of interest that may arise from their own relationships, transactions or activities, or from the relationships, transactions or activities of their immediate family members.

Although it is impossible to identify every situation in which such conflicts could occur, sections 3.1 through 3.7 of this Code provide guidance regarding some common conflicts of interest:

3.1. Family and Friends

While conflict of interest guidelines are not intended to unduly interfere with employees' families or personal lives, there are situations in which the actions of family members and close personal friends may present a conflict of interest for the employee. A conflict of interest could arise if you, your spouse, a relative, a former or current co-worker, or a close personal friend, have a personal stake in a company that supplies or seeks to supply goods or services to Richardson Electronics, Ltd., is a Richardson Electronics, Ltd. customer or potential customer, or competes with Richardson Electronics, Ltd. If such situations exist, you should follow the standards listed below:

- If you, your spouse, a relative, a former or current co-worker or a close personal friend is an employee of, or has a financial interest in a business that provides or is seeking to provide goods or services to Richardson Electronics, Ltd., you must not attempt to use your position with Richardson Electronics, Ltd. to influence the bidding process or negotiation in any way. If you are directly involved in supplier selection or purchasing functions, you must declare this conflict of interest to your Supervisor immediately and be removed from the decision-making process. Similarly, you must not use personal relationships to improperly influence dealings with a customer or potential customer.

- If you have a relative or friend who works for a competitor, you should discuss with the Chief Executive Officer. Potential problems can then be discussed.

April 2022

3.2. <u>Gifts and Entertainment</u>

The purpose of business gifts and entertainment in a commercial setting should be to promote business relationships and goodwill, and not to create an unfair advantage or improper influence. It is recognized that under certain circumstances and in some cultures, gifts and entertainment play an important role in business relationships. The problem arises when they begin to compromise, or even appear to compromise, our ability to make objective and fair business decisions. For this reason, Richardson Electronics, Ltd. requires moderation and discretion in the provision and acceptance of gifts, entertainment and other business courtesies. All employees must avoid any situation that could conflict, or appear to conflict, with the best interests of the Company, or prejudice the way the Company does business.

While Richardson Electronics, Ltd. understands the value of proper business courtesies, no gift or entertainment should be offered, given, provided or accepted by any Director or employee or our agents if it may reasonably affect the recipient's ability or willingness to act in the best interests of the Company. Additionally, no gift or entertainment should be offered, given, provided or accepted if it is accompanied by an express or implied understanding that the recipient is obligated, or may appear obligated, to provide preferential treatment to the provider in exchange for the gift.

Gifts are defined as anything given as a result of a business relationship for which the recipient does not pay fair market value, including intangible goods and services such as travel, lodging and entertainment.

Gifts of nominal value, or normal business sales promotion items, may be offered or accepted if they are customary in the trade and would not cause, or appear to cause, the donor to be embarrassed or the recipient to be embarrassed or obligated. For purposes of these guidelines, gifts valued at or perceived to have a retail value greater than $100 are considered to be outside of the definition of nominal.

Business entertainment (including meals, golfing, lodging, and transportation) should be reasonable and appropriate for the occasion. Good judgment must be exercised, and entertainment must not appear unusual, lavish or extravagant as viewed by an objective third party. A legitimate business purpose for all entertainment must exist and, if an employee expense report is to be filed, appropriate documentation supporting the expenses must be provided in accordance with corporate policy. To avoid the appearance of an obligation or of improper influence, both the business associate and the employee must be present.

When local customs or other circumstances make it very difficult or embarrassing for an employee not to accept a gift with a value in excess of $100, the employee must report the acceptance or the offering of the gift to the Chief Financial Officer. Depending on the value of the accepted gift and specific circumstances, the gift may become Company property. If required by local customs or other circumstances, gifts given in excess of $100 must be approved in advance, accurately and completely accounted for and reported on company books and records.

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The following are also subject to the aforementioned guidelines:
- Gifts received, or won, while an employee is participating in an event as a representative of Richardson Electronics, Ltd.
- Gifts to an employee's spouse, partner or other family member.
- Gifts exchanged during traditional gift-giving or holiday seasons.
- Gifts exchanged as part of a company event.

Under no circumstances are employees to solicit personal gifts, cash, cash equivalents, loans, travel or personal discounts from Company business contacts.

3.2.1 Gifts and Entertainment to/from Government Officials

Outside the United States

In some countries, certain businesses are owned in whole or in part by the government. Depending on the country, the managers and/or the employees of these businesses might be considered government officials. Under such circumstances, ordinary and reasonable business entertainment or gifts as defined above, which are customary and legal in the local environment, are generally permissible. Additionally, reasonable and bona fide expenditures, such as travel and lodging expenses directly related to the promotion or demonstration of the Company's products or services, may be acceptable. However, consideration of the requirements of the Foreign Corrupt Practices Act should be carefully considered whenever gifts and entertainment are provided to foreign government officials. As Richardson Electronics, Ltd. wishes to avoid even the appearance of impropriety, additional guidance should be sought from the Chief Financial Officer prior to any such transactions.

Inside the United States
Richardson Electronics, Ltd. does not permit the giving of any gifts, even those of nominal value, to any U.S. government official or employee. Expenses for moderate food and beverage, but no entertainment, may be incurred when it is clear that the meal with the public official is being used for proper business purposes.

3.3. Purchasing Decisions and Supplier Relations

Personal conflicts of interest must be avoided when making purchasing decisions of any kind.

When dealing with, influencing or making decisions affecting suppliers, employees must be careful not to inadvertently obligate either themselves or the Company to a supplier. When conducting business with suppliers, employees are expected to act fairly, objectively and in the Company's best interest at all times. Purchasing decisions must be based on need, price, quality, service and supply capabilities. In practice, this means no employee will accept or solicit any benefit from a supplier or potential supplier that might compromise, or even appear to compromise, his or her objective assessment of the supplier's product. Such benefits include personal gifts, cash, cash equivalents, loans, travel, personal discounts, employment offers for family or friends, or anything else of other than nominal value.

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All invoices submitted by a supplier or vendor must be in writing with sufficient and accurate descriptions of all services rendered and applicable charges. No employee will require suppliers to give up trade with our competitors or require suppliers to buy our products to retain their supply agreements with us. No employee will pressure another employee to make a purchasing decision motivated by that employee's personal self-interest. To avoid even the appearance of putting pressure on suppliers, no Company employee will solicit or accept gifts of merchandise or services from suppliers for Company events or charitable activities.

3.4. Employment Outside the Company

While Richardson Electronics, Ltd. has no desire to interfere with the personal lives of its employees, certain employment situations outside Richardson Electronics, Ltd. raise potential conflict of interest situations. In some cases, Richardson Electronics, Ltd. employees may be involved in outside businesses that are not Richardson Electronics, Ltd. competitors or suppliers or may hold political office or serve on civic boards. These situations do not necessarily constitute conflicts of interest, but it is the employee's responsibility to ensure that this activity does not conflict with Richardson Electronics, Ltd.'s interests. This requires keeping the two activities strictly separate by:

- not doing work related to the other organization on Richardson Electronics, Ltd. time;
- not using Richardson Electronics, Ltd. equipment and supplies, or the time of any Richardson Electronics, Ltd. employee, for your outside work;
- not promoting products or services from an outside business to other Richardson Electronics, Ltd. employees during working hours;
- not attempting to sell products or services from an outside business to Richardson Electronics, Ltd.; and
- not using your Richardson Electronics, Ltd. employment or your position in the company to promote an outside business.

Other employment situations clearly give rise to a conflict of interest and should be avoided. These situations include requests to serve as directors or officers of, or consultants or employees for any organization that supplies goods or services to Richardson Electronics, Ltd., buys goods or services from Richardson Electronics, Ltd. or competes with Richardson Electronics, Ltd. Individuals should not accept such work without prior approval from the Chief Executive Officer. Additionally, employees may not act as consultants or testify as an expert witness at the request of third parties without prior approval from the Chief Executive Officer.

3.5. Ownership in Other Businesses

Richardson Electronics, Ltd. Directors and employees should not own, directly or indirectly, a financial interest in any business entity that does or seeks to do business with or is in competition with Richardson Electronics, Ltd. unless specific written approval has been granted in advance by the Chief Executive Officer. As a guide, financial interest is defined as ownership by an employee and/or family member(s) of more than 1% of the outstanding securities/capital value of the business entity.

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3.6. Misappropriation of Business Opportunities

In some cases, Richardson Electronics, Ltd. may be interested in business or investment opportunities identified by an employee or made known to an employee as a result of one's contact with customers or suppliers. In such cases, an employee is expected to advise Chief Executive Officer of such opportunities or investments before acting on them either on behalf of the company or privately.

3.7. Political Activity and Contributions

Richardson Electronics, Ltd. encourages its Directors and employees to become involved in civic activities and affairs, including charitable or educational activities. Such activities must be carried out on the employees' own time and at their own expense.

3.8. Conflict Disclosure Requirements

The Chief Executive Officer and Chief Financial Officer of publicly traded companies are required to personally certify to the accuracy of the Company's financial disclosures and adequacy of internal controls on a quarterly basis and Richardson Electronics, Ltd. is required to disclose information about certain transactions involving the Company and its directors, executive officers and other enumerated parties in certain of its public filings. Accordingly, it is important for employees and Directors to inform the Company of all related-party transactions. As a company, we must ensure that all transactions are at "arms length" such that all potential parties to a transaction have an equal opportunity to conduct business with Richardson Electronics, Ltd.

For the avoidance of doubt, employees and Directors should inform the Company of any goods or services purchase, or any other transaction with an outside party who is related to either the purchasing decision maker or a member of Richardson Electronics, Ltd.'s management team. A related party is defined as an individual (or a business entity which that individual owns or is employed by) who is: (1) a current or former employee of the company or Richardson Electronics, Ltd.; (2) related by blood, marriage or cohabitation to a current or former employee of the company or Richardson Electronics, Ltd.; or (3) serves or has served as a Director of the company or Richardson Electronics, Ltd. All transactions that meet these criteria must be disclosed to the Company regardless of materiality. Such disclosure does not necessarily represent an inappropriate business relationship or transaction. If the disclosure to the Company regarding such transaction is found to be conflicting, appropriate action will be taken to ensure proper compliance.

4. ACCURATE REPORTING AND RECORDS MANAGEMENT

It is Richardson Electronics, Ltd.'s policy that information be recorded with honesty and integrity such that the Company's books and records accurately reflect all corporate transactions.

4.1. Corporate Disclosure Requirements

As a public company, Richardson Electronics, Ltd. is required to comply with Securities and Exchange Commission (SEC) guidelines which require the filing of various periodic and other reports with the SEC and for public disclosure. It is Company policy to make appropriately full, fair, accurate, timely and understandable disclosure in reports and documents the Company files or submits to the SEC and in other public communications made by the Company. Both federal law and our policies require the disclosure of accurate and appropriately complete information regarding the Company's business, financial condition and results of operations. Each employee must ensure that all reasonable and necessary steps, within his or her areas of responsibility, are taken to provide appropriately full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with or submits to the SEC or state regulators, and in all other regulatory filings.

The Directors and officers of Richardson Electronics, Ltd. are expected to promote compliance with this policy any uphold an environment whereby all employees at all times feel free to fully disclose the information required to ensure appropriately complete, fair, accurate timely and understandable reporting. If any Director or employee of Richardson Electronics, Ltd. has any concerns regarding Richardson Electronics, Ltd.'s accounting or auditing practices, they are encouraged to report those concerns immediately to the Chief Financial Officer or to the Chairperson of the Audit Committee of the Board of Directors. An anonymous communication channel has also been established as described in section 6.3 of this code.

In addition, each employee who participates in public and stockholder communications must provide fair, accurate, understandable and appropriately complete information whenever communicating with the Company's stockholders or the general public. As described in the Corporate Communications Policy, no employee shall communicate, on behalf of the Company, with the Company's stockholders or the general public unless expressly authorized by the Company to make these communications.

4.2. Proper Accounting and Recordkeeping

It is the Company's policy that all accounting and recordkeeping be an accurate and true record of the Company's financial transactions, accounts and business operations. All transactions must be recorded in a timely and accurate fashion to reflect the economics of the Company's dealings. This includes accurate recording of time worked, business expenses incurred, research, engineering and other test results, production data, environmental reporting and all other business-related activities.

The making of false or fictitious entries in the Company's books is prohibited. No entry may be made on the company's books and records that intentionally hides or disguises the true nature of any transaction. If an unintentional error is discovered it must be corrected openly and promptly. Reports or records should not be used to mislead those who receive them or to conceal anything that is improper or known to be in error.

The Company's Officers and other employees working in the accounting department have a special responsibility to ensure that all of the Company's financial disclosures are full, fair, accurate, timely and understandable. These employees must understand and strictly comply with generally accepted accounting principles and all standards, laws and regulations for accounting and financial reporting of transactions, estimates and forecasts.

In addition, accurate and reliable internal records and reports are critical to the corporate decision-making process which relies on the data provided to management and the Board of Directors. Accurate internal records are also necessary to ensure that the Company conforms to all financial and legal reporting obligations.

5. RESPECT AND COMPLIANCE WITH APPLICABLE LAWS AND REGULATIONS

The Company's activities and the individual actions of its Directors, Officers and employees must be in compliance with all applicable federal, state, foreign and local laws and regulations. When there is a question regarding the laws and regulations surrounding an activity, you should consult with your Supervisor, your Human Resources Representative or, if necessary, the Chief Executive Officer of the Company. Directors and Officers should consult with outside legal counsel representing the Company, the Chief Executive Officer of the Company or, if necessary, the Chairperson of the Audit Committee.

If you are ever asked to deviate from legal or regulatory requirements, you have an obligation to inform your Supervisor, Human Resources, or the Chief Executive Officer. If you observe or are informed of deviations from legal or regulatory requirements you also have a responsibility to report them to your Supervisor, Human Resources, or the Chief Executive Officer.

5.1. Labor and Employment

Richardson Electronics, Ltd. adheres to all federal, state, and local laws regarding labor and employment. Laws include but are not limited to those covering equal employment opportunity, harassment and discrimination, and safety and health.

5.2. Fair Competition and Antitrust

The Company's efforts in the marketplace must be conducted in a fair and equitable manner and in strict accordance with the letter and spirit of applicable antitrust and trade practice laws and regulations. Under no circumstances shall any Company personnel or individuals otherwise associated with the Company be a party to any collusion or concerted effort of any type, involving any competitor, customer, or any other party, which is in restraint of trade or in violation of any applicable antitrust law or regulation.

Antitrust laws are complex and cover a broad range of conduct. The main purpose of antitrust laws is to preserve competition by prohibiting agreements or action that could unreasonably restrain the functioning of a free and competitive marketplace. In short, any agreement or action that could limit competition may be a violation of these laws. Even verbal exchanges can, at times, be viewed as an "agreement" so employees in contact with customers, suppliers and competitors must exercise caution in their contact. While certain discussions may be permissible, others may be illegal, and no such discussions or collaboration should take place without the prior approval of the Chief Executive Officer.

Although it is impossible to identify every situation where competition may be hindered, or perceived to be hindered, the sections 5.2.1 and 5.2.2 of this Code cover some of the more common business activities prohibited by antitrust laws.

Directors and employees are required to promptly report to the Chief Executive Officer any instance in which a third party has raised any of the topics covered in sections 5.2.1 and 5.2.2 or otherwise suggested collaboration, or any other violations of antitrust laws.

5.2.1. Dealing with Customers

Certain activities with respect to customers, such as pricing below cost, price discrimination, exclusive dealing, requiring tie-in sales or disparaging a competitor's products or services can raise serious antitrust issues. This section describes these practices generally and identifies those situations where it is important to consult with the Chief Executive Officer before taking action.

Predatory Pricing/Pricing Below Cost: Predatory pricing arises where below-cost pricing is intended to drive out smaller rivals and allow the one company to control market pricing of its products. Antitrust rules in this area are very complex and you are encouraged to contact the Chief Financial Officer when pricing below cost questions arise.

Price Discrimination: Another pricing practice that may raise antitrust or regulatory concerns is discriminating in price, promotional allowances or services between different purchasers of the same or similar goods or offerings. In some circumstances, a court may look to the "net" price of a product sold to different purchasers after deducting the value of incentives, allowances and other services. On the other hand, the law provides defenses for discriminatory prices that are necessary to compete. Also, there are many situations when a different price to another customer(s) is legally justified, as where the sales volume is substantially different or the product or customer (s) is participating in a different business or economic market. Here again, discriminatory pricing law is very complex and you should contact the Chief Financial Officer whenever any of our prices could be regarded, or perceived, as discriminatory.

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Disparagement of Others/Describing Our Own Products: Although we can compare our products and services to those of our competitors, we must be careful in our day-to-day marketing contacts with our customers not to make untrue comments or comparisons about our rivals' products or services. It is legally permissible to explain to customers the negative aspects of a competitor's products and services as long as the description is not misleading and is relevant to the particular sales situation. Also, our own products must be accurately represented to our customers.

Tying: Tying arrangements occur when a seller requires a buyer who desires one product (or service)-called the tying product-to purchase a second product (or service) that the buyer may not desire-called the tied product-as a condition of purchasing the first product. If the seller has a very strong market position in the tying (or desired) product and could cause an adverse competitive impact on the market for the tied product, the seller risks a charge that the arrangement constitutes an illegal tying arrangement. On the other hand, it is generally acceptable to offer a combination of products and services in a single sales offering in order to establish added value for the customer and to make the offering as a whole more attractive. It is strongly suggested that the Chief Financial Officer be consulted in advance of such offerings to discuss any potential arrangements that might be considered illegal.

Reciprocity: Reciprocity means agreeing to buy the products or services of a supplier on the condition that the supplier also agrees to buy products and services from us. A company with great buying power in a particular market should be particularly careful to avoid using that buying power to coerce its suppliers to buy its products and services. However, in many cases reciprocal arrangements may be legally acceptable because they are beneficial to and desired by both parties. The Chief Financial Officer should be consulted prior to entering into reciprocal arrangements.

5.2.2. Dealing with Competitors

United States antitrust laws, the European Union Competition Law and the laws of many other countries are designed to preserve a competitive economy and to promote fair and vigorous competition. A person or company purchasing goods in the marketplace should be able to select from a variety of products at competitive prices that are unrestricted by artificial restraints such as price fixing, illegal monopolies and cartels, boycotts and tie-ins. Richardson Electronics, Ltd. believes in open and fair competition and is committed to conducting its business in compliance with these laws.

It is Company policy for Richardson Electronics, Ltd. to make its own independent decisions concerning what products and services to offer, where and how to offer and produce them, how much to charge for them and to do so without any consultation or notice to any competitor. As such, discussion of any of the following subjects with competitors (either directly or through an intended intermediary), whether relating to Richardson Electronics, Ltd.'s or the competitor's products, is prohibited without the express approval in advance by the Chief Executive Officer: past, present or future prices; pricing

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policies; bids; discounts; promotions; profits; costs; terms or conditions of sale; royalties; warranties; choice of customers; territorial markets; production capacities or plans; and inventories.

The above does not apply to discussions with a competitor that are for the sole purpose of co-producer sales or purchases. In such discussions, however, care must be taken to avoid any discussions concerning the division of selling or producing territories.

Additionally, it is never appropriate to discuss the pricing to one customer with a competitor of that customer or be influenced by one customer as to our offering price to another.

An antitrust violation, even in connection with a minor transaction, can have severe consequences for individuals, including imprisonment, and can result in major financial penalties and loss of reputation for the Company. As antitrust and competition laws are very technical and vary from country to country, questions about these laws should be directed to the Chief Executive Officer or Chief Financial Officer.

5.2.3. Participating in Industry Associations

Richardson Electronics, Ltd. belongs to relevant industry and trade associations. Because such associations may bring competitors together to discuss issues of concern to our industry, contact with competitors at such meetings is often unavoidable. Although these contacts are constructive in many ways, they are not immune from antitrust laws.

If at any trade association meeting you become aware of any formal or informal discussion regarding prices, discounts, exclusion of members, terms and conditions of sale, refusal to admit members or to deal with a customer, or standardization among members of terms, warranties, or product specification, you should abruptly leave the meeting and immediately bring the matter to the attention of the Chief Executive Officer so that Richardson Electronics, Ltd.'s proper behavior can be documented. Employees who serve as committee members or who participate in industry associations should know enough about the subject of antitrust to be able to avoid actions or discussions that might raise questions.

5.3. The Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act and The Organization for Economic Co-Operation and Development (OECD) Anti-Bribery Convention

In many parts of the world companies and governments alike have recognized that corruption raises the costs and risks of doing business. Corruption deters investment, stifles economic growth and sustainable development, distorts prices, and undermines legal and judicial systems.

The Company's policy for international business is to respond in a legal and ethical manner wherever we have business transactions. With respect to operations outside the United States, all employees must comply with the Foreign Corrupt Practices Act (FCPA) and the U.K. Bribery Act, in addition to other laws applicable to the Company's international business.

In 1977, the FCPA was enacted. The FCPA generally prohibits any employee from paying or promising to pay or give anything of value to any foreign government official, agency, political party, party official or political candidate, to influence any act or decision of such person or a foreign government.

In 1999, the OECD's Anti-Bribery Convention was signed by 34 countries, marking a dramatic change in the fight against corruption. The convention obligates the signing parties to criminalize the bribery of foreign government officials in the conduct of international business.

On July 1, 2011, the U.K. Bribery Act went into effect. The U.K. Bribery act applies to bribery of any person (not limited to government officials) in any improper action by creating three offenses: (1) active offense of bribing another, (2) passive offense of being bribed and (3) for failure of a commercial organization to prevent bribery. We will always respect and apply any and all applicable laws against bribery in all business transactions around the globe.

5.3.1. Foreign Government Officials Defined

For purposes of this code of conduct, a foreign government official includes:

- Officials, employees and agents of national, regional or local governments;
- Military personnel;
- Members of the executive, legislative and judicial branches of national, regional or local government;
- Candidates for political office, political parties and officials of political parties; and
- Employees, commercial businesses or other enterprises owned or controlled by national, regional or local governments.

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5.3.2. Bribes and Kickbacks

Richardson Electronics, Ltd. pledges honesty, integrity and ethical behavior in all dealings with customers, subcontractors, suppliers and competitors. Therefore, it is not acceptable to offer, give, solicit or receive any form of bribe or kickback. That principle applies to all transactions worldwide without exception.

What is the difference between a bribe and a kickback?

- A bribe is any money or favor used unethically or illegally (such as under the FCPA, the U.K. Bribery Act or OECD Anti-Bribery Convention) to influence the judgment or conduct of a public official or any other person, or to ensure a desired outcome or action.

- A kickback is a particular kind of bribe. It is the unethical or illegal return of a part of a sum already paid or due to be paid as part of a legal contract. The kickback is a reward for making or fostering business arrangements that favor the party paying the kickback.

The Company's prohibition against bribes and kickbacks applies equally to employees and to commissioned agents, sales representatives and consultants acting on the company's behalf. Richardson Electronics, Ltd., its employees and its agents also are prohibited from doing indirectly what the FCPA, the U.K. Bribery Act and OECD Anti-Bribery Convention prohibit us from doing directly; we cannot make any payment to a third party if all or any part of the payment will be given to a prohibited person. We could be held liable for such payments even if we do not know, but should have known, that the payment is going to a prohibited person.

You do not actually have to make a bribe to be in violation; merely offering, promising or authorizing it is sufficient. An illegal bribe is anything of value, not just money. Lavish entertainment and paying inflated prices to purchase a foreign official's property or services are just two examples of illegal bribes under the law.

5.3.3. Commissioned Agents, Sales Representative and Consultants

To ensure that commissioned agents, sales representatives and consultants neither offer nor receive bribes or kickbacks, all arrangements with them must be covered by written contracts and documented in accordance with ethical business practices and standard legal and accounting requirements. Any Richardson Electronics, Ltd. facility or subsidiary considering the engagement or a revision of an engagement of such individuals must contact Corporate Human Resources to assist in the engagement process. Any compensation specified in a Richardson Electronics, Ltd. contract with a commissioned agent, sales representative or consultant must be clearly commensurate with the activities performed on behalf of the corporation. All agreements with such persons require approval by the Chief Executive Officer and are contingent on the representative's meeting established criteria. In its most basic form this approval is a check designed to ensure that representatives engaged to conduct business on behalf of the Company will do so in a manner consistent with the Company's operational and ethical standards.

5.3.4. Recordkeeping

The FCPA and this code of conduct also require Richardson Electronics, Ltd. to keep accurate financial books and records. All financial entries must reflect the true nature, amount and purpose of money spent. This means that no employee of Richardson Electronics, Ltd. or anyone acting on behalf of Richardson Electronics, Ltd. may establish slush funds or any other pool of money that does not appear on the company's books and records.

5.3.5. Facilitation Payments

Despite its strong prohibitions, the FCPA recognizes certain limited exceptions. In some instances, small facilitation payments, or tips, are permissible if they are intended to secure a routine business service and are made to clerical-level foreign officials to perform or expedite routine government action. Examples of such routine actions are processing visas and work orders, obtaining mail and telephone service or for expediting a shipment through customs. Any such payment must be clearly and accurately reported as a business expense in company records.

However, you should be aware that in some countries, all such payments are illegal and therefore must never be paid. Before you make or even agree to make such a payment, consult with the Chief Executive Officer.

5.4. Environmental, Health and Safety

Employees of Richardson Electronics, Ltd. must exercise good judgment and meet the Company's responsibilities with regard to the environmental aspects of our use of facilities, our processes and our product design.

There are international, federal, state and local laws that guide our efforts regarding the production of products and disposal of materials. Employees are expected to act in accordance with these laws.

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5.5. Import and Export Laws

Customs import and export laws and regulations apply to intracompany as well as third party transactions. These laws require the Company to determine the correct classification, value and country of origin for its imports and exports. As an importer, the Company must be able to demonstrate by a documented, auditable trail, that the Company exercised reasonable care in ensuring that its imports comply with all applicable laws. As an exporter, the Company must be able to demonstrate that it classified its products correctly for export, and that it obtained export licenses when necessary, did not deal with denied parties or countries subject to economic sanctions, and that it otherwise complied with U.S. export controls.

If you have any questions regarding the nature of a sale, contact the Chief Financial Officer for assistance.

6. REPORTING PROCEDURES

6.1. Obligation to Report

If you know of a violation or a possible violation of this Code or the Company's policies and procedures, you must report that information immediately to your Supervisor, your Human Resources Representative or, if necessary, the Chief Executive Officer of the Company; provided, however, that the Officers and Directors must report any violations or possible violations to the Chief Executive Officer or, if necessary, the Chairman of the Audit Committee.

All reported violations of the Code or of the Company's policies and procedures will be treated confidentially to the extent that doing so is reasonable under the circumstances, given the need to investigate.

6.2. Retaliation Prohibited

You should never hesitate to ask a question or report a concern. If you become aware of a situation in which you believe Richardson Electronics, Ltd.'s Code of Conduct or other policies have been violated, or if you feel you are being pressured or being asked to compromise our Company values or violate this Code or another Company policy, it is your responsibility to communicate this concern. It is important for you to know that you will not be disciplined, lose your job or be retaliated against in any way for asking questions or voicing concerns about our ethical or legal obligations, as long as you are acting in good faith. *Good faith* does not mean that you have to be right, but it does mean that you believe you are providing truthful information.

6.3. <u>Confidential Reporting</u>

Richardson's company policies and practices contain ethical and legal standards which must be followed by employees in conducting Richardson's business. Compliance with laws and regulations is specifically required. The Company welcomes questions regarding these requirements. Also, every employee has the right and duty to report to the Company, to the extent not contrary to local law, any conduct which does not conform to these ethical and legal standards. The Richardson Hot Line is established to receive reports of possible wrongdoing and to answer questions about business conduct. Employees may report alleged violations anonymously by calling Paul Plante, Chairman of the Richardson Electronics Audit Committee at 813-390-3500.

You do not have to give your name. If you call, Mr. Plante will document the situation with you in detail. The information gathered is then relayed to an appropriate party for investigation and action. (In general, issues may be raised to unimplicated senior management; financial issues will be raised to the Internal Audit representative and the Chairman of the Audit Committee of the Board of Directors; personnel-related issues will be raised to the Chief Financial Officer, the Chief Executive Officer, or the Chairman of the Compensation and Corporate Governance Committee of the Board of Directors. All hotline activity is reported periodically to the Chairman of the Audit Committee.)

Employees at any level can call Paul Plante directly when they have a business conduct issue, without fear of reprisal, as follows:

Hot Line: To report job-related violations of ethical standards, or laws or regulations, including, without limitation, matters involving accounting, internal controls or auditing. Hot Line reports may be made anonymously.

1.   PHONE NUMBERS.

Any employee in the United States or Canada who wants to make a Hot Line call is urged to call:

Internal Audit Representative   630-208-2273
Audit Committee Chairman – Paul Plante   813-390-3500

2. HOT LINE PROCEDURE

    a. Hot Line

    All Hot Line calls are received for evaluation and coordination of review.

    b. Report Confidentiality

    Hot Line reports are confidential. The names of reporting persons are not released without the Audit Committee's written permission, except to designees of the above representatives as necessary for such designee to assist with the investigation. Reports may be made anonymously, if requested by the reporting person.

    c. Investigation

    Internal Audit reviews the report and assigns responsibility for further action to the appropriate department(s). Normally, Internal Audit coordinates the review. However, Legal Counsel may assume coordination and direction of the review in cases where legal issues are raised or legal advice is required. Each department or function assigned action items as part of the review process promptly and confidentially investigates and sends a completed "Hot Line investigation" report to Internal Audit or Legal Counsel. Internal Audit and Legal Counsel will report on all reports of violations they receive or investigate to the Audit Committee.

    d. Confidentiality of Investigation

    Neither the review nor any results or related information are disclosed or discussed with anyone except as provided in this procedure without the written permission of either Internal Audit or the Audit Committee. (Written permission of Legal Counsel is mandatory in matters reviewed under its direction.) After the review is completed, all files are sent to Internal Audit or Legal Counsel, as applicable. No material or copies are kept by anyone without Legal Counsel's written permission. Internal Audit and Legal Counsel will report on all reports of violations they receive or investigate to the Audit Committee.

    e. Corrective Action

    Internal Audit or Paul Plante will inform the appropriate department(s) of the review results and the need for any corrective action. Internal Audit also reports the matter and any corrective action, including government reporting requirements, to the Audit Committee of the Board of Directors of Richardson.

> f. Report of Results
>
> > If requested, the person making the report is advised of the completion and results of the review, if appropriate.

6.4. <u>Whistleblower Protection Rights</u>

The Sarbanes-Oxley Act of 2002 (SOX Act) encourages the disclosure of corporate fraud by providing protection to employees of publicly traded companies who engage in whistleblowing activities. An employee engages in a protected whistleblowing activity by providing information that he reasonably believes constitutes a violation of federal mail, wire, bank or securities fraud; federal law relating to fraud against shareholders; or any rule or regulation of the SEC.

To ensure Sarbanes-Oxley whistleblowers are afforded adequate protection against reprisal, the SOX Act contains both a civil and criminal whistleblower provision. Under Section 806 of the SOX Act, employees who believe that they were subjected to retaliation because of their whistleblowing activities can file a civil complaint with the Secretary of Labor within 90 days of the retaliatory action. Section 1107 of the SOX Act, the criminal provision, makes it a crime for a person to knowingly retaliate against a whistleblower for disclosing truthful information to a law enforcement officer regarding an alleged federal offense. This criminal provision of the SOX Act is enforced by the U.S. Department of Justice.

The Dodd-Frank Wall Street Reform and Consumer Protection Act and related SEC rules also provide retaliation protections for whistleblowers.

7. IMPLEMENTATION OF THE CODE

7.1. <u>Administration</u>

The Board has charged the Chief Executive Officer with the overall responsibility for ensuring that the Code of Conduct and the Company's policies and procedures govern the business activities of all Company personnel. The Board of Directors of the Company shall be responsible for the administration of this Code as it relates to Directors, Officers and any other financial managers in the role of or performing functions similar to financial controllers on behalf of the Company (the "Financial Officers").

7.2. <u>Acknowledgment</u>

The Company requires that all of its Directors, Executive Officers, Financial Officers and other personnel sign an acknowledgment confirming that they have received and have read, understand, and subscribe to the standards and procedures contained in this Code. To continue to be employed by the Company, employees must abide by the standards and procedures outlined in the Code and by the Company's policies and procedures. All employees therefore will be asked to complete an annual acknowledgment of this Code of Conduct.

7.3. <u>Disciplinary Actions</u>

All Company personnel are responsible for adhering to the law, to this Code, and to the Company's policies and procedures. Disciplinary action may range up to and including immediate termination of employment for violation of the law, of this Code, or of the Company's policies and procedures.

7.4. <u>Waivers of the Code</u>

Waivers of this Code will be granted only in extraordinary circumstances. Waivers of this Code for Company Officers and Directors must be made by the Board of Directors of the Company. Any change to, or waiver of, this Code for Directors or Officers must be disclosed in accordance with applicable legal requirements. Any waivers of this Code for any employees of the Company other than Company Officers must be made by the Chief Executive Officer of the Company.

April 2022

Exhibit 21

SUBSIDIARIES OF THE COMPANY

Richardson Electronics Pty Limited	Australia
Richardson Electronics do Brasil Ltda.	Brazil
Richardson Electronics Canada, Ltd.	Canada
Richardson Electronics Trading (China) Co., Ltd.	China
Richardson Electronique SAS	France
Richardson Electronics GmbH	Germany
Richardson Electronics Hong Kong Limited	Hong Kong
Richardson Electronics India Private Limited	India
Aviv-Richardson Ltd.	Israel
Richardson Electronics S.r.l.	Italy
Richardson Electronics Japan K.K.	Japan
Richardson Electronics Korea Limited	Korea
Richardson Electronics S.A. de C.V.	Mexico
Richardson Electronics Benelux B.V.	Netherlands
Richardson Electronics Netherlands, B.V.	Netherlands
Richardson Electronics Global Holdings BV	Netherlands
Richardson Electronics Pte. Ltd.	Singapore
Richardson Electronics Iberica S.A.	Spain
Richardson Electronics Nordic AB	Sweden
Richardson Electronics (Thailand) Limited	Thailand
Richardson Electronics Limited	United Kingdom
Richardson Powerlink MEA	United Kingdom
Richardson International, Inc.	United States

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Richardson Electronics, Ltd.
LaFox, Illinois

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-04767, 333-129828, 333-182907, 333-206044, 333-227876 and 333-249383) of Richardson Electronics, Ltd. of our reports dated July 31, 2023, relating to the consolidated financial statements, and the effectiveness of Richardson Electronics Ltd.'s internal control over financial reporting, which appear in this Annual Report on Form 10-K.

/s/BDO USA, P.A.

Chicago, Illinois

July 31, 2023

Exhibit 31.1

CERTIFICATION PURSUANT TO
SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Edward J. Richardson, certify that:

1. I have reviewed this annual report on Form 10-K of Richardson Electronics, Ltd. for the fiscal year ended May 27, 2023;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 31, 2023

Signature: /s/ Edward J. Richardson
            Edward J. Richardson
            Chairman of the Board and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO
SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Robert J. Ben, certify that:

1. I have reviewed this annual report on Form 10-K of Richardson Electronics, Ltd. for the fiscal year ended May 27, 2023;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 31, 2023

Signature: /s/ Robert J. Ben
             Robert J. Ben
             Chief Financial Officer and Chief Accounting Officer

Exhibit 32

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Richardson Electronics, Ltd. (the "Company") on Form 10-K for the fiscal year ended May 27, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Edward J. Richardson, Chairman of the Board and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Edward J. Richardson
Edward J. Richardson
Chairman of the Board and Chief Executive Officer
July 31, 2023

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Richardson Electronics, Ltd. (the "Company") on Form 10-K for the fiscal year ended May 27, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert J. Ben, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company

/s/ Robert J. Ben
Robert J. Ben
Chief Financial Officer and Chief Accounting Officer
July 31, 2023